AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 10, 1997

                                                REGISTRATION NO. 333-34443
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                     BERINGER WINE ESTATES HOLDINGS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                            2080                          68-0370340
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)          IDENTIFICATION NO.)

                               1000 PRATT AVENUE
                         ST. HELENA, CALIFORNIA 94574
                                (707) 963-7115
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                 OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                PETER F. SCOTT
   SENIOR VICE PRESIDENT, FINANCE AND OPERATIONS AND CHIEF FINANCIAL OFFICER
                     BERINGER WINE ESTATES HOLDINGS, INC.
                               1000 PRATT AVENUE
                         ST. HELENA, CALIFORNIA 94574
                                (707) 963-7115
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                  COPIES TO:

                   GREGG F. VIGNOS                RONALD S. BEARD
                   JOHN L. DONAHUE              GREGORY J. CONKLIN
                    SALLY BRAMMELL                GAVIN A. BESKE
                   WILLIAM A. HINES         GIBSON, DUNN & CRUTCHER LLP
            PILLSBURY MADISON & SUTRO LLP     333 SOUTH GRAND AVENUE
                    P.O. BOX 7880                   44TH FLOOR
               SAN FRANCISCO, CA 94120         LOS ANGELES, CA 90071

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED SEPTEMBER  , 1997

[LOGO]

                                4,850,000 SHARES

                      BERINGER WINE ESTATES HOLDINGS, INC.

                              CLASS B COMMON STOCK
                          (PAR VALUE $.0001 PER SHARE)
                                  ----------
  Of the 4,850,000 shares of Class B Common Stock offered, 4,250,000 shares are being offered by the Underwriters to the public and 600,000 shares are being offered by the Company directly to the holders of its Series A Non-Voting Pay-in-Kind Preferred Stock. The Underwriters will not participate in, or receive any discount or commission on, any sales of the Class B Common Stock to such holders.

  Of the 4,250,000 shares of Class B Common Stock offered by the Underwriters, 3,400,000 shares are being offered hereby in the United States and 850,000 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".

  The Company has two classes of Common Stock, Class B Common Stock, which is offered hereby, and Class A Common Stock. Holders of Class B Common Stock are entitled to one vote per share and holders of Class A Common Stock are entitled to twenty votes per share. Class A Common Stock is convertible at any time into Class B Common Stock on a one-for-one basis. Immediately after the completion of this offering, the holders of Class B Common Stock will hold shares representing approximately 35% of the aggregate voting power of the Company's outstanding capital stock.

  Prior to this offering, there has been no public market for the Class B Common Stock of the Company. It is currently estimated that the initial public offering price per share will be between $21.00 and $23.00. For factors to be considered in determining the initial public offering price, see
"Underwriting".

SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN RISKS RELEVANT TO AN INVESTMENT IN THE CLASS B COMMON STOCK.

  The Class B Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "BERW".
                                  ----------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.
                                  ----------

                                     INITIAL PUBLIC    UNDERWRITING  PROCEEDS TO
                                    OFFERING PRICE(1) DISCOUNT(1)(2) COMPANY(3)
                                    ----------------- -------------- -----------
Per Share..........................       $               $             $
Total(4)...........................     $                $            $

- ------
(1) The 600,000 shares of Class B Common Stock which the Company is hereby offering directly to holders of its Series A Non-Voting Pay-in-Kind
    Preferred Stock will be sold at $   , the initial public offering price
    less the underwriting discount.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".
(3) Before deducting estimated expenses of $1,100,000 payable by the Company.
(4) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 336,000 shares of Class B Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Company has granted the International Underwriters a similar option with respect to an additional 84,000 shares as part of the concurrent international offering. If such options are exercised in full, the total initial public offering price,
    underwriting discount and proceeds to the Company will be $     , $
    and $     , respectively. See "Underwriting".
                                  ----------
  The shares of Class B Common Stock offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New
York, New York on or about           , 1997, against payment therefor in
immediately available funds.

GOLDMAN, SACHS & CO.
           DONALDSON, LUFKIN & JENRETTE
                  SECURITIES CORPORATION
                             HAMBRECHT & QUIST
                                       SMITH BARNEY INC.
                                  ----------
                The date of this Prospectus is           , 1997

[Photographs of Rhine House in center (historic Beringer family residence on Beringer Winery Grounds). Right hand margin lists Company's brands. In each corner, photographs of following Company Wineries: Chateau Souverain, Stag's Leap Winery, Chateau St. Jean, and Meridian. Between photos of Wineries are photos of bottles of Company Wines.]

  BERINGER, MERIDIAN VINEYARDS, CHATEAU ST. JEAN, NAPA RIDGE, CHATEAU SOUVERAIN AND STAGS' LEAP ARE REGISTERED TRADEMARKS OF THE COMPANY. THIS PROSPECTUS ALSO INCLUDES TRADE NAMES AND TRADEMARKS OF COMPANIES OTHER THAN BERINGER.

                               ----------------

  The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements and quarterly reports containing unaudited interim financial information for the first three fiscal quarters of each fiscal year of the Company.

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE CLASS B COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and the notes thereto appearing elsewhere in this Prospectus. Except as set forth in the consolidated financial statements and notes thereto or as otherwise specified herein, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment options and reflects (1) a two-for-one stock split of the Class A and Class B Common Stock, (2) the exercise of all outstanding warrants for Class B Common Stock on or prior to the closing of this offering and (3) the redemption of all of the Company's outstanding shares of Series A Non-Voting Pay-in-Kind Preferred Stock (the "Series A Preferred Stock") and prepayment of its 12 1/2% Senior Subordinated Notes Due January 10, 2006 (the "Subordinated Notes") upon the closing of this offering. See "Description of Capital Stock" and "Underwriting". Unless otherwise specified or the context requires otherwise, the terms "Beringer" and the "Company" mean Beringer Wine Estates Holdings, Inc. and each of its consolidated subsidiaries, and all references in this Prospectus to 750ml premium wine sold in U.S. food stores refer to sales of domestic wine only. In addition, statements in this Prospectus relating to the differential between 1.5L and 750ml sales are management estimates based on U.S. food store data compiled by Information Resources Inc. ("IRI").

                                  THE COMPANY

  Beringer is a leading producer of premium California varietal table wines, marketed under the Beringer, Meridian Vineyards, Chateau St. Jean, Napa Ridge, Chateau Souverain and Stags' Leap brand names. With this portfolio of brands, the Company has captured the number one share of 750ml premium wines sold in U.S. food stores for each of the last four years, and in fiscal 1997 had a 14.3% volume share of this market. The Company is well positioned across its entire portfolio, with a top five market share for nine of the eleven largest selling varietals in U.S. food stores. In one key varietal category, White Zinfandel, Beringer holds a commanding 37.7% dollar share of these 750ml wines sold in U.S. food stores, while selling at an approximate 15% price premium over the second leading White Zinfandel brand. Beringer White Zinfandel also generates the largest dollar sales of any wine stock keeping unit ("SKU") sold in U.S. food stores. Beringer focuses exclusively on the premium wine market and its wines are widely recognized for their quality. In 1990, Beringer Private Reserve Cabernet Sauvignon was named "Wine of the Year" by Wine Spectator magazine. In 1996, Beringer Private Reserve Chardonnay received the same honor. This same magazine named eight of the Company's wines to its list of "Top 100" wines of the world in 1996, a record number for a wine company. In addition, in June 1997, Beringer was named "The Best Overall Winery in America" in a poll of over 11,000 wine consumers by Wine Spectator magazine.

  Beringer's rigorous attention to quality, the strength of its brand portfolio and its pursuit of strategic acquisitions have enabled the Company to grow its net revenues at a compound annual rate of 14%, from $159.2 million in fiscal 1993 to $269.4 million in fiscal 1997. Over the same period, net income grew at a compound annual rate of 27.1%, from $7.7 million to $20.1 million, excluding purchase accounting adjustments related to the acquisition of the Company and Chateau St. Jean and Stags' Leap wineries. The Company attributes its leadership position in the rapidly growing premium wine market to its (1) high quality wines which compete in every price segment of the premium wine market,
(2) focus on consumer marketing, (3) control over approximately 48% of its grape requirements (excluding White Zinfandel requirements) and (4) professional management team with an average of 19 years of industry experience.

  Beringer was founded in 1876 and is the oldest continuously operating winery in Napa Valley. Through a series of vineyard acquisitions over the last ten years, management has assembled extensive strategic acreage positions in the prime growing regions of Napa, Sonoma, Lake, Santa Barbara and San Luis Obispo Counties. Ownership of these vineyards enables the Company to control a source of high quality premium wine grapes at an attractive cost. For example, in 1996, the average cost per ton of producing Chardonnay grapes on the Company's Santa Barbara vineyards was $825, compared to a weighted average price paid for Santa Barbara Chardonnay grapes of $1,450 and a spot market price that reached $2,400 in the same year.

  Over the past twenty years, there has been a shift in consumer preferences in the U.S. from generic or "jug" wines to high quality, premium varietal wines. The Company estimates that shipments of premium 750ml varietal wines have grown from 3.4% of total case volume of California table wines in 1980 to over 25% of total case volume in 1996. Because premium wines sell at higher price points than jug wines, the Company estimates that this 25% volume share represents approximately $2.2 billion, or 51% of total dollar sales of California wines sold at wholesale. Over this period, the compound annual growth of premium varietal case volume was approximately 15.2% and annual dollar sales growth was approximately 18.6%. The Company believes that this major shift in consumer preferences has occurred due to (1) the maturing "baby-boomer" generation entering its prime wine consumption period, (2) a growing consumer interest in premium wines in general, (3) a growing interest in and sophistication about food which lends itself to expanded consumption of premium wines and (4) the improving quality and reputation of California premium wines.

  Throughout this shift in consumer preferences, Beringer has utilized sophisticated consumer marketing to build substantial brand loyalty and significant market share in the rapidly expanding premium wine market. During the 1990s, this marketing and brand building expertise has helped the Company expand existing brands and launch new brands. For example, Beringer White Zinfandel's dollar share has grown from 25.5% of 750ml White Zinfandel sales in U.S. food stores in 1991 to 37.7% in 1996. In fiscal 1997, Beringer White Zinfandel's sales in U.S. food stores were 26% greater than the number two wine SKU. Meridian Vineyards, a brand launched by the Company in 1990, now has the number two market share for all Chardonnay brands retailing for over $8 per bottle, with growth in case volume of 48% from fiscal 1996 to fiscal 1997. The Company expects further growth in Meridian Vineyards sales through Merlot and Cabernet Sauvignon brand extensions, as well as additional growth in Chardonnay sales.

STRATEGY

  Beringer's objective is to strengthen its leadership position in the premium wine market and thereby increase its revenues and profits. The Company's strategy for achieving this objective has several key elements.

  MANAGEMENT OF A MULTI-BRAND PORTFOLIO. The Company markets a portfolio of six brands from the major California premium growing areas across all premium price segments. The Company believes this multi-brand portfolio provides opportunities for growth at each price point without diluting the value of any individual brand. Further, the Company believes that this portfolio offers consumers a choice of familiar and appealing products that are differentiated by varietal, region and price, while providing distributors with a broad assortment of brands for their selling efforts. To supplement its domestic brands and meet the growing U.S. demand for premium wine, the Company has been working with winemakers in Italy, Chile and southern France to produce high quality wines which will compete in the rapidly growing $7 to $10 a bottle market segment.

  FOCUS ON HIGH QUALITY ACROSS ALL BRANDS. The Company believes it has consistently offered consumers high quality wines that are an excellent value in each price segment of the premium wine market. The Company's team of 14 experienced winemakers produces these wines by using high quality premium wine grapes and state-of-the-art equipment in each stage of the winemaking process. The Company's success in producing high quality wines is evidenced by the acclaim afforded to the Company's entire brand portfolio by a number of the leading wine writers. For example, in 1996, eight of the Company's wines were included in Wine Spectator's "Top 100" wines of the world, more than any other wine company since Wine Spectator began the survey in 1988. Furthermore, in the September 1996 edition of Food & Wine magazine, Robert Parker, a prominent wine writer, remarked "[i]f I had to pick the California winery with the finest record for quality, it would be Beringer Vineyards, which has set the standard for several great wines."

  CONTROL OF PREMIUM GRAPE SUPPLIES AND VINEYARDS. Premium varietal grapes are the most important determinant of wine quality and represent a significant component of product cost. The Company produces a larger percentage of its grape requirements (excluding White Zinfandel requirements) than most of its competitors, enabling it to (1) control grape quality, (2) control the most important component of cost and (3) help assure continuity of grape supply. Beringer either owns or controls through long-term leases approximately 9,400 plantable acres in California's prime wine growing regions of Napa, Sonoma, Lake, Santa Barbara, and San Luis Obispo Counties. In 1996, the Company produced approximately 48% of its grape requirements (excluding White Zinfandel requirements) with grapes grown on its owned or controlled vineyards. To meet its White Zinfandel requirements, the Company's strategy is to purchase grapes or bulk wine, primarily through long-term contracts.

  PURSUIT OF STRATEGIC ACQUISITIONS. The current consolidation of the California wine industry is being hastened by the ongoing consolidation of the industry's distributor network. The Company has taken advantage of this trend by purchasing the Chateau St. Jean and Stags' Leap wineries in the last two years. Acquiring attractively positioned wineries allows the Company to augment its brand portfolio and to achieve operating efficiencies by integrating sales, marketing and administrative functions of acquired wineries with those of its existing California wineries, resulting in significant cost savings. By adding Chateau St. Jean to Beringer's distributor network, the Company was able to increase case sales of Chateau St. Jean outside of California by 30% and raise prices in the first full year following its acquisition. In addition, the Company believes Beringer's professional management can often improve wine quality and increase the productivity of acquired wineries, thereby increasing sales and profitability. The Company intends to make strategic winery acquisitions on a highly selective basis.

  EMPHASIS ON CONSUMER MARKETING. The Company utilizes sophisticated marketing strategies more typically employed by consumer packaged goods companies, including advertising, product publicity and packaging initiatives in consumer marketing, as well as extensive trade marketing targeted at distributors and retail channels. The Company has advertised its Beringer brand on the radio since 1985 and its Meridian Vineyards brand on television since 1994. The Company believes this advertising has contributed to the compound growth in case sales of Beringer White Zinfandel of 12.4% per year since calendar year 1991, and has helped drive Meridian Vineyards Chardonnay to the number two market share position for Chardonnay retailing for over $8 a bottle in U.S. food stores.

  COMMITMENT OF PROFESSIONAL AND EXPERIENCED MANAGEMENT TEAM. The Company believes its professional management team's depth and experience in both the wine and branded consumer packaged goods industries will be important in guiding the Company's growth. Since its acquisition from the Beringer family in 1971, the Company has been run by a professional management team. The average tenure of senior management of the Company in the wine industry is 19 years and their average tenure at the Company is 14 years.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                      ($ THOUSANDS, EXCEPT PER SHARE DATA)

  The Company was incorporated for the purpose of acquiring Beringer Wine Estates Company and its wholly owned subsidiaries. The acquisition from Nestle Holdings, Inc. of all of the outstanding common stock of Beringer Wine Estates Company by the Company occurred on January 1, 1996 (the "Acquisition"). The Company constitutes the successor company ("New Beringer") and is reflected in the historical results of operations beginning on January 1, 1996. The historical results of operations through December 31, 1995 are the results of Beringer Wine Estates Company and its consolidated subsidiaries ("Old Beringer").

                                      OLD BERINGER                     NEW BERINGER
                         ------------------------------------------ -------------------
                                                        SIX MONTHS               YEAR
                            YEAR ENDED JUNE 30,           ENDED     SIX MONTHS  ENDED
                         ----------------------------  DECEMBER 31, ENDED JUNE JUNE 30,
                           1993      1994      1995        1995      30, 1996    1997
                         --------  --------  --------  ------------ ---------- --------
STATEMENT OF OPERATIONS
 DATA:
 Net revenues........... $159,176  $180,836  $202,010    $106,867    $124,863  $269,460
 Cost of goods sold(1)..   79,871    90,004   101,287      54,114      93,626   177,829
 Gross profit(2)........   79,305    90,832   100,723      52,753      31,237    91,631
 Operating income
  (loss)(3).............   20,911    25,433    34,805      16,556      (4,783)   12,984
 Interest expense.......   (7,619)   (7,007)   (5,730)     (2,214)    (12,830)  (26,401)
 Income (loss) before
  taxes(4)..............   13,862    18,949    30,122      14,467     (17,358)  (12,525)
 Net income (loss)(5)...    7,659    10,469    16,753       8,086      (9,365)   (5,449)
 Preferred dividends
  and accretion of
  discount..............      --        --        --          --        2,054     4,920
                         --------  --------  --------    --------    --------  --------
 Net income (loss)
  allocable to common
  stockholders.......... $  7,659  $ 10,469  $ 16,753    $  8,086    $(11,419) $(10,369)
                         ========  ========  ========    ========    ========  ========
 Loss per share
   Primary..............                                             $  (1.04) $  (0.85)
                                                                     ========  ========
   Supplemental(6)......                                                       $  (0.26)
                                                                               ========
 Weighted average
  common shares
  outstanding(7)
   Primary..............                                               10,978    12,184
                                                                     ========  ========
   Supplemental.........                                                         17,034
                                                                               ========
OTHER FINANCIAL DATA:
 Depreciation and
  amortization(8)....... $  9,671  $  9,790  $ 10,457    $  5,234    $  4,497  $  9,120
 EBITDA(9)..............   31,152    35,746    46,309      21,915      32,100    66,304
 Capital expenditures...   15,489    16,904    10,763       7,082       3,031    33,956

                                 OLD BERINGER          NEW BERINGER    AS ADJUSTED(10)
                          -------------------------- ----------------- ---------------
                                 AT JUNE 30,            AT JUNE 30,      AT JUNE 30,
                          -------------------------- ----------------- ---------------
                            1993     1994     1995     1996     1997        1997
                          -------- -------- -------- -------- -------- ---------------
BALANCE SHEET DATA:
 Working capital........  $ 12,408 $  7,650 $ 27,955 $209,129 $209,711    $209,711
 Total assets...........   278,579  286,454  289,922  438,742  467,184     467,184
 Total long-term debt...       --       --       --   289,244  319,112     263,669
 Total long-term
  obligations...........       256      --       --   317,531  356,072     266,288
 Redeemable preferred
  stock, common stock
  and other
  stockholders' equity..   140,411  140,880  158,326   77,484   78,334     133,776

- -------
(1) In accordance with purchase accounting rules applied to the Company's acquisitions, inventory was increased to fair market value. Due to this inventory step-up, cost of goods sold increased in the six months ended June 30, 1996 and the year ended June 30, 1997 by $32,131 and $43,308, respectively.
(2) Gross profit without the inventory step-up would have been $63,368 and $134,939 in the six months ended June 30, 1996 and the year ended June 30, 1997, respectively.
(3) If the inventory step-up had not occurred, operating income would have been $27,348 and $56,292 for the six months ended June 30, 1996 and for the year ended June 30, 1997, respectively.
(4) If the inventory step-up had not occurred, income (loss) before income taxes would have been $14,773 and $30,783 for the six months ended June 30, 1996 and for the year ended June 30, 1997, respectively.
(5) If the inventory step-up had not occurred, net income (loss) would have been $9,593 and $20,086 for the six months ended June 30, 1996 and for the year ended June 30, 1997, respectively.
(6) Supplemental earnings per share (i) illustrates the effect on earnings per share of the repurchase of all the outstanding shares of Series A Preferred Stock ($38,500), repayment of all of the outstanding Subordinated Notes ($38,150), including a prepayment penalty of $3,150, and repayment of $16,015 of the line of credit and $6,000 of long-term debt with the estimated net proceeds from this offering, as if such transactions occurred at the beginning of the applicable period and (ii) gives effect to the issuance of the 4,850,000 shares of Class B Common Stock offered hereby, as if such shares were outstanding at the beginning of the applicable period. See Note 1 of Notes to Consolidated Financial Statements.
(7) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of shares used in computing earnings per share.
(8) Includes amortization of goodwill from 1993 to 1995, which goodwill was eliminated in connection with the Acquisition.
(9) EBITDA represents earnings before interest, income taxes, depreciation and amortization. For the six months ended June 30, 1996 and the year ended June 30, 1997, $32,131 and $43,308, respectively, of inventory step-up are included in EBITDA. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.
(10) Assumes the issuance and sale of the 4,850,000 shares of Class B Common Stock offered hereby occurred on June 30, 1997. See note (6) above.

                    SUPPLEMENTAL CONSOLIDATED FINANCIAL DATA

  The supplemental consolidated financial data set forth below are presented herein to reflect on a pro forma basis the comparative consolidated financial data without the inventory step-up included in the audited results for the six month period ended June 30, 1996 and the year ended June 30, 1997. On January 1, 1996, an investment group led by TPG Partners, L.P. and its affiliates (collectively "TPG") acquired the Company from a subsidiary of Nestle S.A. ("Nestle"). This transaction was accounted for as a purchase, resulting in new basis of assets and liabilities effective January 1, 1996. This information should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus and "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                     YEAR ENDED JUNE 30,
                         ------------------------------------------------
                           1993      1994      1995      1996      1997
                         --------  --------  --------  --------  --------
                                        ($ THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
Net revenues............ $159,176  $180,836  $202,010  $231,730  $269,460
Cost of goods sold(1)...   79,871    90,004   101,287   115,609   134,521
Gross profit(1).........   79,305    90,832   100,723   116,121   134,939
Operating income (1)....   20,911    25,433    34,805    43,904    56,292
Interest expense........   (7,619)   (7,007)   (5,730)  (15,044)  (26,401)
Income before taxes(1)..   13,862    18,949    30,122    29,240    30,783
Taxes(2)................    6,203     8,480    13,369    11,560    10,697
Net income.............. $  7,659  $ 10,469  $ 16,753  $ 17,680  $ 20,086
                         ========  ========  ========  ========  ========

- --------
(1) For the years ended June 30, 1996 and 1997, cost of goods sold was reduced and gross profit, operating income and income before taxes were effectively increased by $32,131 and $43,308, respectively, as a result of the inventory step-up.
(2) For the years ended June 30, 1996 and 1997, income taxes have been computed on net income after adding back the amount of the inventory step-up.

                                 THE OFFERINGS

 Class B Common Stock Offered:
  United States Offering.............  3,400,000 shares
  International Offering.............  850,000 shares
  Company Offering(1)................  600,000 shares
    Total............................  4,850,000 shares
 Common Stock to be Outstanding after
  the Offering:
  Class A Common Stock...............  1,529,970 shares
  Class B Common Stock...............  16,547,834 shares(2)
    Total............................  18,077,804 shares
 Voting Rights:
  Class A Common Stock...............  Twenty votes per share
  Class B Common Stock...............  One vote per share
 Use of Proceeds.....................  Redemption of all outstanding shares of
                                       Series A Preferred Stock, prepayment of
                                       the Subordinated Notes, partial prepayment
                                       of line of credit and long-term senior
                                       debt, working capital and general
                                       corporate purposes. See "Use of Proceeds".
 Proposed Nasdaq National Market
  symbol.............................  BERW

- --------
(1) Direct offering by the Company to holders of Series A Preferred Stock.

(2) Excludes 1,374,426 shares of Class B Common Stock reserved for issuance upon exercise of stock options outstanding at August 15, 1997. See "Capitalization", "Management--Employee Benefit Plans", and Note 11 of Notes to Consolidated Financial Statements.

                                  RISK FACTORS

  See "Risk Factors" beginning on page 9 for a description of certain risks relevant to an investment in the Class B Common Stock.

                                 RISK FACTORS

  Prospective investors should consider carefully the following information in conjunction with the other information contained in this Prospectus before purchasing the Class B Common Stock offered hereby. Except for historical information contained herein, the matters discussed in this Prospectus are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in such forward-looking statements. Such risks and uncertainties include, without limitation, the Company's ability to implement its business strategies or to compete effectively with domestic and foreign premium wine producers and the possibility of a shift in consumer preferences.

DEPENDENCE UPON CONSUMER SPENDING AND PREFERENCES

  The success of the Company's business depends upon a number of factors related to the level of consumer spending, including the general state of the economy and consumer confidence in future economic conditions. In its fiscal year ended June 30, 1997, approximately 25% of the Company's wine sales were concentrated in California and approximately 25% of such sales were concentrated in the States of New York, New Jersey, Texas, Illinois, Pennsylvania and Florida. Changes in national consumer spending or consumer spending in these and other regions can affect both the quantity and price level of wines that customers are willing to purchase at restaurants or through retail outlets. Reduced consumer confidence and spending may result in reduced demand for the Company's products, limitations on its ability to increase prices and increased selling and promotional expenses.

  Approximately 78% of the Company's net revenues in its fiscal year ended June 30, 1997 were concentrated in its top three selling varietal wines. Sales of White Zinfandel, Chardonnay and Cabernet Sauvignon accounted for 40.4%, 26.2% and 10.9% of the Company's fiscal 1997 net revenues, respectively. A sudden and unexpected shift in consumer preferences or a reduction in sales of wine generally or in wine varietals or types, particularly White Zinfandel, could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

  The premium table wine industry is intensely competitive and highly fragmented. The Company's wines compete in all of the premium wine segments with many other premium wines produced domestically and abroad, with imported wines coming primarily from France, Italy and Chile. The Company's wines also compete with popular-priced generic wines and with other alcoholic and, to a lesser degree, nonalcoholic beverages, for shelf space in retail stores and for marketing focus by the Company's independent distributors, many of which carry extensive brand portfolios. The wine industry has also experienced significant consolidation in recent years and many of the Company's competitors have significantly greater capital resources than the Company.

SEASONALITY OF WINE BUSINESS AND QUARTERLY FLUCTUATIONS IN RESULTS OF
OPERATIONS

  The Company has experienced, and expects to continue to experience, seasonal and quarterly fluctuations in net revenues, cost of goods sold and net income. Sales volume tends to increase in advance of, and to decrease following, holiday periods and the date price increases go into effect. In addition, sales volume tends to decrease when distributors begin a quarter with larger than standard inventory levels. The timing of releases for certain wines can also have an impact on quarterly results. Further, sales volume tends to decrease during the summer months. Thus, the Company typically reports lower earnings in its first fiscal quarter and, with the current inventory step-up, expects to report a loss for the first quarter of fiscal 1998. The Company's level of borrowing fluctuates throughout the year, generally peaking during the second or third fiscal quarter, as a result of harvest costs and the timing of contractual payments to grape growers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Quarterly Results".

  The Company is managed to achieve broad, long-term strategic objectives. In certain instances, the Company may make decisions that it believes will enhance its long-term growth and profitability, even if such decisions depress quarterly earnings.

AGRICULTURAL ISSUES

  Winemaking and grape growing are subject to a variety of agricultural risks. Various diseases and pests and extreme weather conditions can materially and adversely affect the quality and quantity of grapes available to the Company, thereby materially and adversely affecting the quality and supply of the Company's wines and, consequently, its business, financial condition and results of operations. Future government restrictions regarding the use of certain materials used in grape growing may have a material adverse effect on vineyard costs and production.

  Grape growing requires adequate water supplies. The Company supplies its vineyards' water needs through wells and reservoirs located on its properties. While the Company believes it has adequate water supplies for all of its vineyards, a substantial loss of grape crops or growing vines caused by inadequate water supplies would have a material adverse effect on the Company's business, financial condition and results of operations.

  Phylloxera, a pest that feeds on susceptible grape rootstocks, has infested many California vineyards. Phylloxera causes the vine to become economically unproductive within two to three years of infestation. Although the Company has experienced significant infestation of its owned and leased vineyards, it has pursued a replanting program since recognizing the problem. The Company has approximately 1,026 acres of phylloxera infested vineyards that need to be replanted over the next four years. The Company believes that the location of much of its susceptible vineyard acreage in Santa Barbara, with its sandy soil composition, has a reduced likelihood of phylloxera infestation; however, there can be no assurance that phylloxera will not infest these vineyards. Replanted vines generally take three to five years to bear grapes in commercial quantities. In addition, there can be no assurance that the rootstocks the Company is now using in its planting and replanting programs will not become susceptible to existing or new strains of phylloxera, plant insects or diseases, including, but not limited to, Pierce's Disease or Fan Leaf Virus, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-- Phylloxera".

GRAPE SUPPLY

  The quality and quantity of grape supply is determined by a combination of factors, including weather conditions during the growing season, diseases and pests and industry-wide planting efforts. The adequacy of grape supply is influenced by consumer demand for wine. While the Company believes that it can secure a sufficient supply of grapes from its own production and from grape supply contracts with independent growers, there can be no assurance that grape supply shortages will not occur. A shortage in the supply of wine grapes could result in an increase in the price of some or all grape varieties and a corresponding increase in the cost to the Company of its wine production, particularly with respect to White Zinfandel, for which virtually all of the Company's grapes are externally sourced. Such an increase in the cost of producing the Company's wines could have a material adverse effect on the Company's business, financial condition and results of operations.

  Demand for premium wines currently exceeds supply of premium wine grapes, giving wineries a degree of pricing flexibility. However, new vineyards are rapidly being planted and old vineyards are being replanted to greater densities, with the expected result of significantly increasing the supply of premium wine grapes and the amount of wine which will be produced. This expected increase in grape production could result in an excess of supply over demand and force wineries to reduce or not increase prices, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Grape Supply and Vineyard Ownership".

DEPENDENCE ON DISTRIBUTION NETWORK

  The Company sells its products principally to distributors for resale to restaurants and retail outlets. Sales to the Company's largest distributor, and to the Company's ten largest distributors combined, represented approximately 30% and 59%, respectively, of the Company's net revenues during fiscal 1997. Sales to the Company's ten largest distributors are expected to continue to represent a substantial majority of the Company's net revenues in the future. The laws and regulations of several states prohibit changes of distributors, except under certain limited circumstances, making it difficult to terminate a distributor without reasonable cause, as defined by applicable statutes. The resulting difficulty or inability to replace distributors, poor performance of the Company's major distributors or the Company's inability to collect accounts receivable from its major distributors could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Industry Background".

CAPITAL REQUIREMENTS AND LEVERAGE

  The premium wine industry is a capital-intensive business which requires substantial capital expenditures to develop and acquire vineyards and to improve or expand wine production. Further, the farming of vineyards and acquisition of grapes and bulk wine require substantial amounts of working capital. The Company was acquired in a leveraged transaction at the beginning of 1996 and since that time has financed its operations and capital spending principally through borrowings. At June 30, 1997, the Company's total indebtedness was approximately $319.1 million. After this offering, assuming net proceeds of $98.7 million, the Company intends to reduce total indebtedness to approximately $263.6 million. See "Use of Proceeds" and "Description of Credit Agreements". The Company projects the need for significant capital spending and increased working capital requirements over the next several years which will require additional borrowings or other financing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources".

  The Company's substantial leverage has several important consequences to holders of its Common Stock, including the following: (1) the Company has significant fixed interest and principal repayment obligations requiring the expenditure of substantial amounts of cash; (2) the Company's earnings may be materially adversely affected by increases in interest rates; (3) the Company may not be able to obtain financing when required or such financing may not be available on reasonable terms; and (4) the Company's existing senior debt covenants restrict, among other things, its ability to pay dividends on its capital stock and to incur additional indebtedness. See "Description of Credit Agreements". The Company's leverage could also have a material adverse effect on the Company's business, financial condition and results of operations by limiting its ability to withstand competitive pressure and adverse economic conditions (including a downturn in its business or increased inflation or interest rates) or to take advantage of significant business opportunities that may arise, such as product line and brand extensions, acquisitions or joint ventures.

GOVERNMENT REGULATION

  The wine industry is subject to extensive regulation by the Federal Bureau of Alcohol, Tobacco and Firearms and various foreign agencies, state liquor authorities and local authorities. These regulations and laws dictate such matters as licensing requirements, trade and pricing practices, permitted distribution channels, permitted and required labeling, advertising and relations with wholesalers and retailers. Expansion of the Company's existing facilities and development of new vineyards and wineries may be limited by present and future zoning ordinances, environmental restrictions and other legal requirements. In addition, new regulations or requirements or increases in excise taxes, income taxes, property and sales taxes and international tariffs, could materially adversely affect the financial results of the Company. The Company can provide no assurance that there will not be future legal or regulatory challenges to the industry, which could have a material adverse effect on the Company's business, financial condition and results of operations.

CONSUMER PERCEPTION OF HEALTH ISSUES

  While a number of research studies suggest that various health benefits may result from the moderate consumption of alcohol, other studies conclude or suggest that alcohol consumption does not have any health benefits and may in fact increase the risk of stroke, cancer and other illnesses. If an unfavorable report on alcohol consumption gains general support, it could have a material adverse effect on the Company's business, financial condition and results of operations.

ENVIRONMENTAL ISSUES

  The Company uses pesticides and other hazardous substances in the operation of its business. If hazardous substances are discovered on, or emanating from, any of the Company's properties and their release presents a threat of harm to public health or the environment, the Company may be held strictly liable for the cost of remediation. Payment of any such costs could have a material adverse effect on the Company's business, financial condition and results of operations.

QUALITY CONTROL; OPERATING HAZARDS

  The Company's operations are subject to certain hazards and liability risks, such as potential contamination, through tampering or otherwise, of ingredients or products. Contamination of any of the Company's wines could result in the need for a product recall which could significantly damage the Company's reputation for product quality. The Company believes that its reputation for product quality is one of its principal competitive advantages. Damage to its reputation for quality would have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company maintains insurance against certain risks under various general liability and product liability insurance policies, the Company's insurance may not be adequate or may not continue to be available at a price or on terms satisfactory to the Company.

DEPENDENCE ON KEY PERSONNEL

  The Company's success will depend in large part upon the continued services of a number of key employees. The loss of the services of one or more of the Company's key personnel could have a material adverse effect on the Company. In addition, if one or more of the Company's key employees resigns from the Company to join a competitor or to form a competing company, the loss of such personnel to any such competitor could have a material adverse effect on the Company's business, financial condition and results of operations. In the event of the loss of any such personnel, there can be no assurance that the Company would be able to prevent the unauthorized disclosure or use of its trade secrets, practices or procedures by such personnel.

FOREIGN COUNTRY EXPOSURE

  The Company conducts some of its import and export activity for wine and packaging supplies in foreign currency. Accordingly, there is a risk that a shift in certain foreign exchange rates or the imposition of unforeseen and adverse trade regulations could adversely impact the costs of these items and have an adverse impact on the Company's profitability.

  In addition, the imposition of unforeseen and adverse trade regulations could have an adverse effect on the Company's imported wine operations and thus on the Company's business, financial condition and results of operations. The Company does not believe its foreign exchange risk and international operations exposure is material at this time, but its increasing involvement with international transactions may increase these risks in the future.

TRADEMARKS

  The Company's wines are branded consumer products, and the Company's efforts to distinguish its wines from those of its competitors depends, in part, on the strength and vigilant enforcement of its trademarks. There can be no assurance that competitors will refrain from using trademarks, tradenames or trade dress which dilute the Company's intellectual property rights, and any such actions may require the Company to become involved in litigation to protect such rights. Any such litigation could involve substantial financial expenditures and the diversion of management's time and attention. The dilution of the Company's trademarks could have a material adverse effect on the Company's business, financial condition and results of operations.

ACQUISITIONS; GROWTH STRATEGY

  The Company's growth strategy has included the acquisition of wineries, brands and vineyards. The Company's future growth through acquisitions, if any, will depend, in part, on the continued availability of suitable acquisition candidates at favorable prices and on favorable terms and conditions. Additional acquisitions may result in non-cash charges, such as inventory step-ups, that reduce reported earnings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations". Acquisitions entail a risk that businesses acquired will not perform in accordance with expectations. Further, there can be no assurance that the Company will be successful in integrating operations acquired from other companies, and such difficulties may divert management's attention from other business concerns and lead to the potential loss of key employees of either the Company or the acquired operations.

CONTROL BY EXISTING STOCKHOLDERS; ANTI-TAKEOVER MEASURES

  The Company has two classes of Common Stock: Class A Common Stock, which is entitled to 20 votes per share, and Class B Common Stock, which is entitled to one vote per share. Assuming TPG purchases its pro rata share of the 600,000 shares offered directly by the Company hereby, TPG will own or control following this offering 1,190,946 shares of Class A Common Stock and 8,686,565 shares of Class B Common Stock, representing approximately 77.8% and 52.5% of all the outstanding Class A and Class B Common Stock, respectively, and 68.9% of the combined voting power of both classes of Common Stock. Consequently, following this offering TPG will be able to elect all of the Company's Board of Directors, thereby ensuring that TPG will continue to direct the business, policies and management of the Company. In addition, following this offering the Company's Certificate of Incorporation will authorize the issuance and sale of 5,000,000 shares of Preferred Stock with rights, preferences and privileges as fixed by the Board of Directors without further approval of or action by the stockholders. The Preferred Stock could be issued on terms that are unfavorable to the holders of Class B Common Stock or that could make a takeover or change in control of the Company more difficult.

ABSENCE OF PRIOR PUBLIC MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to this offering, there has been no public market for the Common Stock. The initial public offering price of the Class B Common Stock will be determined by negotiations between the Company and the representatives of the Underwriters, and may not be indicative of the market price of the Class B Common Stock after this offering. The Company has made application for quotation of the Class B Common Stock on the Nasdaq National Market. However, there can be no assurance that an active trading market will develop or be sustained for the Class B Common Stock or that the Class B Common Stock will trade in the public market at or above the initial public offering price. See "Underwriting".

  The stock market has from time to time experienced extreme price and volume volatility. In addition, the market price of the Class B Common Stock may be influenced by a number of factors, including investor perceptions of the Company and comparable public companies, changes in conditions or trends in the wine industry or in the industries of the Company's significant customers, and changes in general economic and other conditions. Factors such as quarter-to-quarter variations in the Company's net revenues and earnings could also cause the market price of the Class B Common Stock to fluctuate significantly.

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of Class B Common Stock (including shares issued upon the exercise of employee stock options or upon conversion of the Class A Common Stock) in the public market following this offering could adversely affect the market price of the Class B Common Stock. Although only the 4,250,000 shares being sold by the Underwriters in this offering will be available for sale in the public market immediately after this offering, approximately 14.0 million shares of Class B Common Stock issued or issuable upon exercise of stock options or conversion of outstanding shares of Class A Common Stock will be eligible for sale in the public market beginning 180 days after the date of this Prospectus, subject to the volume and manner of sale limitations imposed by Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). See "Shares Eligible for Future Sale".

DILUTION

  The initial public offering price will be substantially higher than the book value per share of the Class B Common Stock. Investors purchasing Class B Common Stock in this offering will therefore incur immediate, substantial dilution in the net tangible book value of their shares. In addition, investors purchasing shares of Class B Common Stock in this offering will incur additional dilution to the extent outstanding stock options are exercised. See "Dilution".

                                  THE COMPANY

  Beringer is a leading producer of premium California varietal table wines, marketed under the Beringer, Meridian Vineyards, Chateau St. Jean, Napa Ridge, Chateau Souverain and Stags' Leap brand names. With this portfolio of brands, the Company has captured the number one share of 750ml premium wines sold in U.S. food stores for each of the last four years, and in fiscal 1997 had a 14.3% volume share of this market. The Company is well positioned across its entire portfolio, with a top five market share for nine of the eleven largest selling varietals in U.S. food stores. In one key varietal category, White Zinfandel, Beringer holds a commanding 37.7% dollar share of these 750ml wines sold in U.S. food stores, while selling at an approximate 15% price premium over the second leading White Zinfandel brand. Beringer White Zinfandel also generates the largest dollar sales of any SKU sold in U.S. food stores. Beringer focuses exclusively on the premium wine market and its wines are widely recognized for their quality. In 1990, Beringer Private Reserve Cabernet Sauvignon was named "Wine of the Year" by Wine Spectator magazine. In 1996, Beringer Private Reserve Chardonnay received the same honor. This same magazine named eight of the Company's wines to its list of "Top 100" wines of the world in 1996, a record number for a wine company. In addition, in June 1997, Beringer was named "The Best Overall Winery in America" in a poll of over 11,000 wine consumers by Wine Spectator magazine.

  Beringer's rigorous attention to quality, the strength of its brand portfolio and its pursuit of strategic acquisitions have enabled the Company to grow its net revenues at a compound annual rate of 14%, from $159.2 million in fiscal 1993 to $269.4 million in fiscal 1997. Over the same period, net income grew at a compound annual rate of 27.1%, from $7.7 million to $20.1 million, excluding purchase accounting adjustments related to the acquisition of the Company and Chateau St. Jean and Stags' Leap wineries. The Company attributes its leadership position in the rapidly growing premium wine market to its (1) high quality wines which compete in every price segment of the premium wine market, (2) focus on consumer marketing, (3) control over approximately 48% of its grape requirements (excluding White Zinfandel requirements) and (4) professional management team with an average of 19 years of industry experience.

  Beringer was founded in 1876 and is the oldest continuously operating winery in Napa Valley. Through a series of vineyard acquisitions over the last ten years, management has assembled extensive strategic acreage positions in the prime growing regions of Napa, Sonoma, Lake, Santa Barbara and San Luis Obispo Counties. Ownership of these vineyards enables the Company to control a source of high quality premium wine grapes at an attractive cost. For example, in 1996, the average cost per ton of producing Chardonnay grapes on the Company's Santa Barbara vineyards was $825, compared to a weighted average price paid for Santa Barbara Chardonnay grapes of $1,450 and a spot market price that reached $2,400 in the same year.

  Over the past twenty years, there has been a shift in consumer preferences in the U.S. from generic or "jug" wines to high quality, premium varietal wines. The Company estimates that shipments of premium 750ml varietal wines have grown from 3.4% of total case volume of California table wines in 1980 to over 25% of total case volume in 1996. Because premium wines sell at higher price points than jug wines, the Company estimates that this 25% volume share represents approximately $2.2 billion, or 51% of total dollar sales of California wines sold at wholesale. Over this period, the compound annual growth of premium varietal case volume was approximately 15.2% and annual dollar sales growth was approximately 18.6%. The Company believes that this major shift in consumer preferences has occurred due to (1) the maturing "baby-boomer" generation entering its prime wine consumption period, (2) a growing consumer interest in premium wines in general, (3) a growing interest in and sophistication about food which lends itself to expanded consumption of premium wines and (4) the improving quality and reputation of California premium wines.

  Throughout this shift in consumer preferences, Beringer has utilized sophisticated consumer marketing to build substantial brand loyalty and significant market share in the rapidly expanding premium wine market. During the 1990s, this marketing and brand building expertise has helped the Company expand existing brands and launch new brands. For example, Beringer White Zinfandel's dollar share has grown from 25.5% of 750ml White Zinfandel sales in U.S. food stores in 1991 to 37.7% in 1996. In fiscal 1997, Beringer White Zinfandel's sales in U.S. food stores were 26% greater than the number two wine SKU. Meridian Vineyards, a brand launched by the Company in 1990, now has the number two market share for all Chardonnay brands retailing for over $8 per bottle, with growth in case volume of 48% from fiscal 1996 to fiscal 1997. The Company expects further growth in Meridian Vineyards sales through Merlot and Cabernet Sauvignon brand extensions, as well as additional growth in Chardonnay sales.

STRATEGY

  Beringer's objective is to strengthen its leadership position in the premium wine market and thereby increase its revenues and profits. The Company's strategy for achieving this objective has several key elements.

  MANAGEMENT OF A MULTI-BRAND PORTFOLIO. The Company markets a portfolio of six brands from the major California premium growing areas across all premium price segments. The Company believes this multi-brand portfolio provides opportunities for growth at each price point without diluting the value of any individual brand. Further, the Company believes that this portfolio offers consumers a choice of familiar and appealing products that are differentiated by varietal, region and price, while providing distributors with a broad assortment of brands for their selling efforts. To supplement its domestic brands and meet the growing U.S. demand for premium wine, the Company has been working with winemakers in Italy, Chile and southern France to produce high quality wines which will compete in the rapidly growing $7 to $10 a bottle market segment.

  FOCUS ON HIGH QUALITY ACROSS ALL BRANDS. The Company believes it has consistently offered consumers high quality wines that are an excellent value in each price segment of the premium wine market. The Company's team of 14 experienced winemakers produces these wines by using high quality premium wine grapes and state-of-the-art equipment in each stage of the winemaking process. The Company's success in producing high quality wines is evidenced by the acclaim afforded to the Company's entire brand portfolio by a number of the leading wine writers. For example, in 1996, eight of the Company's wines were included in Wine Spectator's "Top 100" wines of the world, more than any other wine company since Wine Spectator began the survey in 1988. Furthermore, in the September 1996 edition of Food & Wine magazine, Robert Parker, a prominent wine writer, remarked "[i]f I had to pick the California winery with the finest record for quality, it would be Beringer Vineyards, which has set the standard for several great wines."

  CONTROL OF PREMIUM GRAPE SUPPLIES AND VINEYARDS. Premium varietal grapes are the most important determinant of wine quality and represent a significant component of product cost. The Company produces a larger percentage of its grape requirements (excluding White Zinfandel requirements) than most of its competitors, enabling it to (1) control grape quality, (2) control the most important component of cost and (3) help assure continuity of grape supply. Beringer either owns or controls through long-term leases approximately 9,400 plantable acres in California's prime wine growing regions of Napa, Sonoma, Lake, Santa Barbara, and San Luis Obispo Counties. In 1996, the Company produced approximately 48% of its grape requirements (excluding White Zinfandel requirements) with grapes grown on its owned or controlled vineyards. To meet its White Zinfandel requirements, the Company's strategy is to purchase grapes or bulk wine, primarily through long-term contracts.

  PURSUIT OF STRATEGIC ACQUISITIONS. The current consolidation of the California wine industry is being hastened by the ongoing consolidation of the industry's distributor network. The Company has taken advantage of this trend by purchasing the Chateau St. Jean and Stags' Leap wineries in the last two years. Acquiring attractively positioned wineries allows the Company to augment its brand portfolio and to achieve operating efficiencies by integrating sales, marketing and administrative functions of acquired wineries with those of its existing California wineries, resulting in significant cost savings. By adding Chateau St. Jean to Beringer's distributor network, the Company was able to increase case sales of Chateau St. Jean outside of California by 30% and raise prices in the first full year following its acquisition. In addition, the Company believes Beringer's professional management can often improve wine quality and increase the productivity of acquired wineries, thereby increasing sales and profitability. The Company intends to make strategic winery acquisitions on a highly selective basis.

  EMPHASIS ON CONSUMER MARKETING. The Company utilizes sophisticated marketing strategies more typically employed by consumer packaged goods companies, including advertising, product publicity and packaging initiatives in consumer marketing, as well as extensive trade marketing targeted at distributors and retail channels. The Company has advertised its Beringer brand on the radio since 1985 and its Meridian Vineyards brand on television since 1994. The Company believes this advertising has contributed to the compound growth in case sales of Beringer White Zinfandel of 12.4% per year since calendar year 1991, and has helped drive Meridian Vineyards Chardonnay to the number two market share position for Chardonnay retailing for over $8 a bottle in U.S. food stores.

  COMMITMENT OF PROFESSIONAL AND EXPERIENCED MANAGEMENT TEAM. The Company believes its professional management team's depth and experience in both the wine and branded consumer packaged goods industries will be important in guiding the Company's growth. Since its acquisition from the Beringer family in 1971, the Company has been run by a professional management team. The average tenure of senior management of the Company in the wine industry is 19 years and their average tenure at the Company is 14 years.

  Beringer was family-owned until 1971, when it was acquired by a subsidiary of Nestle. On January 1, 1996, an investment group led by TPG acquired the Company. The Company's principal executive offices are located at 1000 Pratt Avenue, St. Helena, California 94574 and its telephone number is (707) 963-7115.

                                DIVIDEND POLICY

  Since its acquisition from Nestle Holdings, Inc., the Company has not declared or paid cash dividends on its capital stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain its earnings, if any, for the development and expansion of its business. The Company's credit agreement contains certain provisions restricting its ability to pay dividends. See "Description of Credit Agreement".

                                USE OF PROCEEDS

  The proceeds to the Company from the sale of the 4,850,000 shares of Class B Common Stock offered hereby are estimated to be $98,664,500 ($107,303,900 if the Underwriters' over-allotment options are exercised in full), assuming an initial public offering price of $22.00 per share and after deducting estimated underwriting discounts and offering expenses. The Company currently intends to use the net proceeds of this offering as follows: (1) approximately $38.5 million to redeem all outstanding shares of Series A Preferred Stock,
(2) approximately $38.1 million to prepay the Subordinated Notes (including $3.1 million in prepayment penalties), (3) approximately $16.0 million to repay a portion of its line of credit and (4) approximately $6.0 million to repay long-term debt. The Company will use any remaining proceeds of this offering for working capital and other general corporate purposes. The cost, timing and amount of funds required by the Company cannot be precisely determined at this time and will be based upon numerous factors. The Board of Directors has broad discretion in determining how the proceeds of this offering will be applied. Pending such uses, the Company intends to invest the proceeds of this offering in short-term, investment grade interest-bearing obligations.

                                CAPITALIZATION

  The following table sets forth at June 30, 1997 the capitalization of the Company and the pro forma capitalization of the Company, as adjusted to give effect to the sale of the 4,850,000 shares of Class B Common Stock being offered by the Company at an assumed initial public offering price of $22.00 per share and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds".

                                                             JUNE 30, 1997
                                                        -----------------------
                                                        AS REPORTED AS ADJUSTED
                                                        ----------- -----------
                                                             ($ MILLIONS)
Line of credit.........................................   $104.0      $ 87.9
Long-term debt.........................................    215.1       175.7
                                                          ------      ------
  Total debt...........................................    319.1       263.6
                                                          ------      ------
Redeemable preferred stock:
  Redeemable Series A Preferred Stock, $.0001 par
   value; 2,000,000 shares authorized; 369,640 shares
   issued and outstanding; no shares issued and
   outstanding as adjusted.............................     34.3         --
                                                          ------      ------
Common stock and other stockholders' equity:
  Class A Common Stock, $.0001 par value;
   2,000,000 shares authorized; 1,019,980 shares issued
   and outstanding.....................................      --          --
  Class B Common Stock, $.0001 par value;
   38,000,000 shares authorized; 11,716,212 shares
   issued and outstanding; 16,847,824 shares issued and
   outstanding as adjusted(1)..........................      --          --
  Notes receivable from stockholders...................     (.6)        (.6)
  Warrants.............................................      1.8         --
  Additional paid-in-capital...........................     57.6       153.9
  Accumulated deficit..................................    (14.8)      (19.5)
                                                          ------      ------
  Total common stock and other stockholders' equity....     44.0       133.8
                                                          ------      ------
  Total capitalization.................................   $397.4      $397.4
                                                          ======      ======

- --------
(1) Assumes exercise of all outstanding warrants to purchase shares (431,612) of Class B Common Stock, and excludes 1,434,426 shares of Class B Common Stock reserved for issuance upon exercise of stock options outstanding at June 30, 1997. See "Management--Employee Benefit Plans" and Note 11 of Notes to Consolidated Financial Statements.

                                   DILUTION

  The net tangible book value of the Company as of June 30, 1997 was $43,995,000, assuming exercise of all outstanding warrants to purchase shares of Class B Common Stock, or $3.34 per share. "Net tangible book value per share" represents the amount of total tangible assets less total liabilities of the Company, divided by the number of shares of Common Stock outstanding. After giving effect to (1) the sale of the 4,850,000 shares of Class B Common Stock offered hereby (at an assumed initial public offering price of $22.00 per share and after deduction of estimated underwriting discounts and offering expenses) and (2) the application of the net proceeds therefrom in the manner described under "Use of Proceeds", the pro forma net tangible book value of the Company as of June 30, 1997 would have been $133,775,500, or $7.42 per share. This represents an immediate increase in net tangible book value of $4.08 per share to existing stockholders and an immediate dilution in net tangible book value of $14.58 per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

   Assumed initial public offering price.........................        $22.00
                                                                         ------
     Net tangible book value before offering..................... $ 3.34
     Increase attributable to new investors......................   4.08
                                                                  ------
   Pro forma net tangible book value after offering..............          7.42
                                                                         ------
   Dilution to new investors.....................................        $14.58
                                                                         ======

  The following table summarizes, on a pro forma basis as of June 30, 1997, the number of shares of Common Stock purchased from the Company, total consideration paid and the average price paid per share by the existing stockholders and new investors who purchase Class B Common Stock pursuant to this offering (based upon an assumed initial public offering price of $22.00 per share and before deduction of estimated underwriting discounts and offering expenses):

                            SHARES PURCHASED  TOTAL CONSIDERATION
                           ------------------ -------------------- AVERAGE PRICE
                             NUMBER   PERCENT    AMOUNT    PERCENT   PER SHARE
                           ---------- ------- ------------ ------- -------------
Existing stockholders..... 13,167,804   73.1% $ 59,443,000   36.0%    $ 4.51
New investors.............  4,850,000   26.9   105,842,000   64.0      21.82
                           ----------  -----  ------------  -----
  Total................... 18,017,804  100.0% $165,285,000  100.0%    $ 9.17
                           ==========  =====  ============  =====

  The above computations assume (1) exercise of all outstanding warrants to purchase shares of Class B Common Stock and (2) no exercise of the Underwriters' over-allotment options or of any outstanding stock options, but does not include the shares issued on August 15, 1997 upon exercise of an outstanding option. As of June 30, 1997, there were outstanding options to purchase an aggregate of 1,434,426 shares of Class B Common Stock at a weighted average exercise price of $6.25 per share. To the extent these options are exercised, purchasers of Class B Common Stock offered hereby will incur further dilution. See "Description of Capital Stock", "Management-- Employee Benefit Plans--1996 Stock Option Plan" and Note 11 of Notes to Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA
                     ($ THOUSANDS, EXCEPT PER SHARE DATA)

  The selected financial data set forth below should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The statement of operations data set forth below for the years ended June 30, 1995 and 1997 and for the six months ended December 31, 1995 and June 30, 1996 and the balance sheet data at June 30, 1996 and 1997 have been derived from audited financial statements included elsewhere in this Prospectus, which have been audited by Price Waterhouse LLP. The statement of operations data for the years ended June 30, 1993 and 1994 and the balance sheet data at June 30, 1993, 1994 and 1995 have been derived from unaudited financial statements of the Company which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results of operations of the Company for the unaudited periods.

  The Company was incorporated for the purpose of acquiring Beringer Wine Estates Company and its wholly owned subsidiaries. The acquisition from Nestle Holdings, Inc. of all of the outstanding common stock of Beringer Wine Estates Company by the Company occurred on January 1, 1996. The Company constitutes the successor company ("New Beringer") and is reflected in the historical results of operations beginning on January 1, 1996. The historical results of operations through December 31, 1995 are the results of Beringer Wine Estates Company and its consolidated subsidiaries ("Old Beringer").

                                      OLD BERINGER                     NEW BERINGER
                         ------------------------------------------ -------------------
                                                        SIX MONTHS  SIX MONTHS   YEAR
                            YEAR ENDED JUNE 30,           ENDED       ENDED     ENDED
                         ----------------------------  DECEMBER 31,  JUNE 30,  JUNE 30,
                           1993      1994      1995        1995        1996      1997
                         --------  --------  --------  ------------ ---------- --------
STATEMENT OF OPERATIONS
 DATA:
  Net revenues.......... $159,176  $180,836  $202,010    $106,867    $124,863  $269,460
  Cost of goods sold(1).   79,871    90,004   101,287      54,114      93,626   177,829
  Gross profit(2).......   79,305    90,832   100,723      52,753      31,237    91,631
  Operating income
   (loss)(3)............   20,911    25,433    34,805      16,556      (4,783)   12,984
  Interest expense......   (7,619)   (7,007)   (5,730)     (2,214)    (12,830)  (26,401)
  Income (loss) before
   taxes(4).............   13,862    18,949    30,122      14,467     (17,358)  (12,525)
  Net income (loss)(5)..    7,659    10,469    16,753       8,086      (9,365)   (5,449)
  Preferred dividends
   and accretion of
   discount.............                                                2,054     4,920
                         --------  --------  --------    --------    --------  --------
  Net income (loss)
   allocable to common
   stockholders(5)...... $  7,659  $ 10,469  $ 16,753    $  8,086    $(11,419) $(10,369)
                         ========  ========  ========    ========    ========  ========
  Loss per share
    Primary.............                                             $  (1.04) $  (0.85)
                                                                     ========  ========
    Supplemental(6).....                                                       $  (0.26)
                                                                               ========
  Weighted average
   common shares
   outstanding(7)
    Primary.............                                               10,978    12,184
                                                                     ========  ========
    Supplemental(6).....                                                         17,034
                                                                               ========

                                          OLD BERINGER          NEW BERINGER
                                   -------------------------- -----------------
                                          AT JUNE 30,            AT JUNE 30,
                                   -------------------------- -----------------
                                     1993     1994     1995     1996     1997
                                   -------- -------- -------- -------- --------
BALANCE SHEET DATA:
  Working capital................. $ 12,408 $  7,650 $ 27,955 $209,129 $209,711
  Total assets....................  278,579  286,454  289,922  438,742  467,184
  Total long-term debt............      --       --       --   289,244  319,112
  Total long-term obligations.....      256      --       --   317,581  356,072
  Redeemable preferred stock,
   common stock and other
   stockholders' equity...........  140,411  140,880  158,326   77,484   78,334

- -------
(1) In accordance with purchase accounting rules applied to the Company's acquisitions, inventory was increased to fair market value. Due to this inventory step-up, cost of goods sold increased in the six months ended June 30, 1996 and the year ended June 30, 1997 by $32,131 and $43,308, respectively.
(2) Gross profit without the inventory step-up would have been $63,368 and $134,939 in the six months ended June 30, 1996 and the year ended June 30, 1997, respectively.
(3) If the inventory step-up had not occurred, operating income would have been $27,348 and $56,292 for the six months ended June 30, 1996 and for the year ended June 30, 1997, respectively.
(4) If the inventory step-up had not occurred, income (loss) before income taxes would have been $14,773 and $30,783 for the six months ended June 30, 1996 and for the year ended June 30, 1997, respectively.
(5) If the inventory step-up had not occurred, net income (loss) would have been $9,593 and $20,086 for the six months ended June 30, 1996 and for the year ended June 30, 1997, respectively.
(6) Supplemental earnings per share (i) illustrates the effect on earnings per share of the repurchase of all the outstanding shares of Series A Preferred Stock ($38,500), repayment of all of the outstanding Subordinated Notes ($38,150), including a prepayment penalty of $3,150, and repayment of $16,015 of the line of credit and $6,000 of long-term debt with the estimated net proceeds from this offering, as if such transactions occurred at the beginning of the applicable period and (ii) gives effect to the issuance of the 4,850,000 shares of Class B Common Stock offered hereby, as if such shares were outstanding at the beginning of the applicable period. See Note 1 of Notes to Consolidated Financial Statements.
(7) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of shares used in computing earnings per share.

                   SUPPLEMENTAL CONSOLIDATED FINANCIAL DATA

  The supplemental consolidated financial data set forth below are presented herein to reflect on a pro forma basis the comparative consolidated financial data without the inventory step-up included in the audited results for the six month period ended June 30, 1996 and the year ended June 30, 1997. On January 1, 1996, an investment group led by TPG acquired the Company from Nestle. This transaction was accounted for as a purchase, resulting in new basis of assets and liabilities effective January 1, 1996. This information should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus, and "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                     YEAR ENDED JUNE 30,
                         ------------------------------------------------
                           1993      1994      1995      1996      1997
                         --------  --------  --------  --------  --------
                                          ($ THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
Net revenues............ $159,176  $180,836  $202,010  $231,730  $269,460
Cost of goods sold(1)...   79,871    90,004   101,287   115,609   134,521
Gross profit(1).........   79,305    90,832   100,723   116,121   134,939
Operating income(1).....   20,911    25,433    34,805    43,904    56,292
Interest expense........   (7,619)   (7,007)   (5,730)  (15,044)  (26,401)
Income before taxes(1)..   13,862    18,949    30,122    29,240    30,783
Taxes(2)................    6,203     8,480    13,369    11,560    10,697
Net income.............. $  7,659  $ 10,469  $ 16,753  $ 17,680  $ 20,086
                         ========  ========  ========  ========  ========

- --------
(1) For the years ended June 30, 1996 and 1997, cost of goods sold was reduced and gross profit, operating income and income before taxes were effectively increased by $32,131 and $43,308, respectively, as a result of the inventory step-up.

(2) For the years ended June 30, 1996 and 1997, income taxes have been computed on net income after adding back the amount of the inventory step-up.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data", "Supplemental Consolidated Financial Data" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. For a discussion of certain considerations relevant to an investment in the Class B Common Stock, see "Risk Factors".

OVERVIEW

  Beringer Vineyards was founded in 1876. The business remained family owned until 1971, when it was acquired by a subsidiary of Nestle. On January 1, 1996, an investment group led by TPG acquired the Company from Nestle Holdings, Inc. (the "Acquisition"). Thereafter, the Company's operations were expanded with the acquisitions of Chateau St. Jean in April 1996 and Stags' Leap Winery in February 1997.

  The Acquisition and the related accounting treatment have impacted the Company's financial results in two significant ways. Financial results have been most significantly impacted by an increase in the cost of goods sold resulting from the increase of inventory balances to their fair market values less costs of completion and disposal (the "inventory step-up") in accordance with purchase accounting rules applied to record the Acquisition. See "-- Effect of Inventory Step-Up". In addition, the Company's earnings have been negatively affected by significant increases in interest expense related to the debt incurred to finance the Acquisition. See "--Effect of Leveraged Acquisition".

EFFECT OF INVENTORY STEP-UP

  The Acquisition was recorded using the purchase accounting method. Under this method, the purchase price is allocated to the assets and liabilities of the acquired company in the order of their liquidity and based on their estimated fair market values at the time of the transaction. When the Company was acquired in January 1996, $101.9 million of the purchase price in excess of book value was allocated to the Company's inventory on hand at the transaction date. Subsequent acquisitions have resulted in additional inventory step-ups. The 1996 purchase of Chateau St. Jean generated
$6.4 million in inventory step-up, while the 1997 acquisition of Stags' Leap Winery generated $14.6 million in inventory step-up. The Company uses the "first-in, first-out" ("FIFO") method of inventory accounting. As the inventory on hand at the transaction dates is sold in the normal course of business under the FIFO method of accounting, costs of the wine sold are charged to cost of goods sold, including the amount of the inventory step-up allocated to the wine sold. As this inventory step-up is charged to cost of goods sold, it reduces the Company's gross profit and its overall operating results. The charges to cost of goods sold resulting from the inventory step-up are non-cash items and are expected to affect the Company's reported performance at decreasing levels through fiscal year 2000. As the inventory step-up will affect the Company's reported financial results only in the near term, the Company's historical results for 1996 and 1997 are not indicative of the Company's future performance. See "--Results of Operations".

  The following table illustrates the actual and projected effects of the inventory step-up:

                               INVENTORY STEP-UP
                                 ($ MILLIONS)

                                                                        REMAINING
                                                 INVENTORY   CHARGE TO  IN YEAR-
                                                  STEP-UP     COST OF      END
   YEAR ENDED JUNE 30,                             ADDED     GOODS SOLD INVENTORY
   -------------------                           ---------   ---------- ---------
     1996.......................................  $108.3(1)    $32.1      $76.2
     1997.......................................    14.6(2)     43.3       47.5
     1998(3)....................................     --         27.0       20.5
     1999(3)....................................     --         17.0        3.5
     2000(3)....................................     --          3.5        0.0

- --------
(1) Of this amount, $101.9 million was allocated to inventory on hand at the time of the Acquisition and $6.4 million was allocated to inventory acquired when the Company purchased Chateau St. Jean.

(2) Step-up attributable to the Company's acquisition of Stags' Leap Winery in 1997.

(3) These Company estimates are based on a number of assumptions, including in particular projections with respect to the Company's sales of wine. The Company believes these assumptions are reasonable based on information presently available. Changes in events and circumstances, however, may occur, and therefore there can be no assurance that these estimates will prove to be accurate.

  The chart below sets forth the Company's selected statements of operations data for the fiscal years ended June 30, 1995, 1996 and 1997 with and without the inventory step-up.

           SUMMARY AS REPORTED AND PRO FORMA STATEMENT OF OPERATIONS
                      ($ MILLIONS, EXCEPT PER SHARE DATA)

                                                YEAR ENDED JUNE 30,
                                       ----------------------------------------
                                                                  PRO FORMA
                                                              WITHOUT INVENTORY
                                           AS REPORTED             STEP-UP
                                       ---------------------  -----------------
                                        1995   1996    1997     1996     1997
                                       ------ ------  ------  -------- --------
Net revenues.......................... $202.0 $231.7  $269.4  $  231.7 $  269.4
Cost of goods sold (without inventory
 step-up).............................  101.3  115.6   134.5     115.6    134.5
Inventory step-up.....................    --    32.1    43.3       --       --
                                       ------ ------  ------  -------- --------
Gross profit..........................  100.7   84.0    91.6     116.1    134.9
Operating expenses....................   65.9   72.2    78.6      72.2     78.6
                                       ------ ------  ------  -------- --------
Operating income......................   34.8   11.8    13.0      43.9     56.3
Interest and other....................    4.7   14.7    25.5      14.7     25.5
                                       ------ ------  ------  -------- --------
Income (loss) before income taxes.....   30.1   (2.9)  (12.5)     29.2     30.8
Income taxes (benefit)................   13.3   (1.6)   (7.1)     11.6     10.7
                                       ------ ------  ------  -------- --------
Net income (loss).....................   16.8   (1.3)   (5.4)     17.6     20.1
Less preferred dividend and accretion
 of discount..........................    --     2.1     4.9       2.1      4.9
                                       ------ ------  ------  -------- --------
Net income (loss) allocable to common
 stockholders......................... $ 16.8 $ (3.4) $(10.3) $   15.5 $   15.2
                                       ====== ======  ======  ======== ========

EFFECT OF LEVERAGED ACQUISITION

  In financing the Acquisition, the Company incurred both senior and subordinated long-term debt and obtained a revolving line of credit that is classified as long term due to its expiration date of January 2001. Historically, financing was provided to the Company by Nestle through interest bearing advances. At December 31, 1995, outstanding advances totaled
$95.8 million. This amount was repaid as part of the acquisition of the Company from Nestle. At June 30, 1996, $4.0 million of purchase price remained outstanding and was repaid in August 1996.

  Since the Acquisition, the credit arrangements have been restructured and the new credit facilities have been used, in conjunction with cash from operations, to finance the Company's operating needs, capital expenditures and acquisitions. At June 30, 1997, long-term debt outstanding was $215.1 million and the line of credit balance was $104.0 million, leaving $42.5 million available under the terms of this line, after taking into consideration an outstanding letter of credit of $3.5 million. Interest expense (excluding $0.6 million of interest payments capitalized to ongoing development activities) incurred as a result of these obligations in 1997 was $26.3 million. The Company intends to use the net proceeds from this offering to (1) retire all of the outstanding Subordinated Notes (approximately $38.1 million, including $3.1 million in prepayment penalties), (2) repay a portion of its line of credit (approximately $16.0 million), (3) repay a portion of its long-term senior debt (approximately $6.0 million) and (4) redeem all of the Series A Preferred Stock (approximately $38.5 million). Assuming retirement of such debt and repurchase of such preferred stock at the expected offering date, the Company's interest expense will be reduced by approximately $4.0 million in fiscal 1998 and by approximately $6.3 million for a full year, and preferred dividends and accretion of discount will be reduced by approximately $2.1 million in fiscal 1998 and by approximately $4.9 million for a full year. See "Use of Proceeds" and "Liquidity and Capital Resources".

SEASONALITY AND QUARTERLY RESULTS

  The Company has experienced and expects to continue to experience seasonal and quarterly fluctuations in its net revenues. Historically, the Company has reported its highest net revenues in the second fiscal quarter (October-- December), as sales volumes tend to increase in advance of holiday periods, and tend to decrease during the summer months. Thus, the Company typically reports lower earnings in the first quarter, and due to the inventory step-up expects to report a loss for the first quarter of fiscal 1998.

  The following table illustrates the seasonality of the Company's net revenues for each of the most recent eight fiscal quarters:

                      QUARTERLY NET REVENUES
                           ($ MILLIONS)

                            FISCAL 1996 QUARTER ENDED        FISCAL 1997 QUARTER ENDED
                         -------------------------------- --------------------------------
                         SEPT. 30 DEC. 31 MAR. 31 JUN. 30 SEPT. 30 DEC. 31 MAR. 31 JUN. 30
                         -------- ------- ------- ------- -------- ------- ------- -------
Net revenues............  $42.7    $64.2   $61.5   $63.3   $56.0    $77.1   $67.4   $68.9
Percent of annual net
 revenues...............   18.4%    27.7%   26.6%   27.3%   20.8%    28.6%   25.0%   25.6%

  Grower payments and grape and bulk wine purchases result in increases in seasonal borrowing requirements following each harvest. Most grape contracts require a partial payment within 30 days of delivery with the balance paid at later dates as specified in the contract. The Company typically makes approximately two-thirds of its payments during the second fiscal quarter, with many final payments due in the third quarter. As a result of harvest costs and the timing of contract grape and grape and bulk wine purchase payments, the Company's inventory related cash requirements generally peak during the second or third fiscal quarter. Cash requirements also fluctuate depending on the level and timing of capital spending, marketing and advertising campaigns, and acquisitions.

RESULTS OF OPERATIONS

  The following table illustrates selected statement of operations data for the periods indicated, expressed as a percentage of net revenues:

                          PERCENTAGE OF NET REVENUES

                                             YEAR ENDED JUNE 30,
                                     -----------------------------------------
                                                                PRO FORMA
                                                            WITHOUT INVENTORY
                                        AS REPORTED              STEP-UP
                                     --------------------   ------------------
                                     1995   1996    1997      1996      1997
                                     -----  -----   -----   --------  --------
Net revenues........................ 100.0% 100.0%  100.0%     100.0%    100.0%
Cost of goods sold (without inven-
 tory step-up)......................  50.1   49.9    49.9       49.9      49.9
Inventory step-up...................   --    13.9    16.1        --        --
                                     -----  -----   -----   --------  --------
Gross profit........................  49.9   36.2    34.0       50.1      50.1
Operating expenses..................  32.7   31.1    29.2       31.2      29.2
                                     -----  -----   -----   --------  --------
Operating income....................  17.2    5.1     4.8       18.9      20.9
Interest and other..................   2.3    6.4     9.4        6.3       9.5
                                     -----  -----   -----   --------  --------
Income (loss) before income taxes...  14.9   (1.3)   (4.6)      12.6      11.4
Income taxes (benefit)..............   6.6   (0.7)   (2.6)       5.0       4.0
                                     -----  -----   -----   --------  --------
Net income (loss)...................   8.3%  (0.6)%  (2.0)%      7.6%      7.4%
                                     =====  =====   =====   ========  ========

THREE YEARS ENDED JUNE 30, 1997

 NET REVENUES

  The Company's net revenues have been increasing steadily over the past three years due to volume growth, price increases and product mix improvements, as well as the acquisitions of Chateau St. Jean and Stags' Leap wineries.

  The following table illustrates the Company's net revenues and volumes for the past three years:

                                 NET REVENUES
                 ($ AND VOLUME MILLIONS, EXCEPT PER CASE DATA)

                                                           YEAR ENDED JUNE 30,
                                                           --------------------
                                                            1995   1996   1997
                                                           ------ ------ ------
Beringer.................................................. $135.2 $149.7 $160.3
Meridian Vineyards........................................   18.6   24.7   39.0
All other California brands...............................   44.9   48.8   59.4
Imports...................................................    3.3    8.5   10.7
                                                           ------ ------ ------
Total..................................................... $202.0 $231.7 $269.4
                                                           ====== ====== ======
Volume (9L cases-all brands)..............................   4.57   5.00   5.42
Net revenues per case..................................... $44.20 $46.34 $49.70
                                                           ====== ====== ======

  Net revenues increased 14.7%, from $202.0 million in fiscal 1995 to $231.7 million in fiscal 1996, and increased 16.3% to $269.4 million from fiscal 1996 to fiscal 1997. The Company's case volume grew by 9.2%, from 4.57 million cases in fiscal 1995 to 5.00 million cases in fiscal 1996, and by 8.5% to 5.42 million cases in fiscal 1997. In addition to this volume growth, prices on many products within the entire portfolio were increased and the mix of products sold improved so that the average price per unit increased 5.0%, from $44.16 in fiscal 1995 to $46.37 in fiscal 1996, and 7.1% to $49.68 in fiscal 1997. While strong consumer demand and reduced supplies have allowed recent price increases, there can be no assurance that future price increases will be possible. See "Risk Factors--

Grape Supply". Net revenues generated from "All Other California Brands" in fiscal 1997 increased by $10.6 million over fiscal 1996 net revenues to $59.4 million. Net revenues from "All Other Brands" for the six months ended June 30, 1996 and the year ended June 30, 1997 include $4.5 million and $17.6 million, respectively, from Chateau St. Jean which was acquired in April 1996. In addition, growth in net revenues for "All Other California Brands" in fiscal year 1997 was provided in part by the acquisition of Stags' Leap Winery in February 1997.

  Net revenues are calculated by deducting Federal and California excise taxes from gross revenues. The excise tax rate is charged on a gallonage basis and has remained unchanged during these periods. Excise tax has averaged approximately $2.51 per case for the past three years and is declining as a percentage of gross revenues as the average selling price increases.

 COST OF GOODS SOLD

  Cost of goods sold includes the costs of raw materials (grapes and bulk wine), packaging, winemaking, bottling, freight, warehousing and overhead on winery facilities and equipment (primarily depreciation and property tax). Cost of goods sold increased significantly in both 1996 and 1997, increasing 45.9% from $101.3 million in fiscal 1995 to $147.7 million in fiscal 1996 and 20.4% to $177.8 million in fiscal 1997. These increases of $46.5 million and $30.1 million, respectively, were heavily influenced by the inventory step-up, which was charged to cost of goods sold for six months in 1996 and a full year in 1997. Included in the $147.7 million in cost of goods sold for 1996 was $32.1 million of inventory step-up and included in the $177.8 million for 1997 was $43.3 million of inventory step-up. When inventory step-up is excluded from the measurement of cost of goods sold, increases in 1996 and 1997 were $14.3 million and $18.9 million, respectively. These increases in cost of goods sold of 14.1% and 16.4%, respectively, are due primarily to increases in volume during 1996 and 1997. Volume increased approximately 9.2% in 1996 and 8.5% in 1997. The remaining increase in cost of goods sold was due to product mix improvements and higher unit costs.

  The increase in cost per case without the inventory step-up (from $22.14 in 1995 to $23.14 in 1996 and to $24.80 in 1997) reflects changes in the mix of products sold toward higher value and higher cost items and also reflects increases in the cost of grapes and bulk wine used in the Company's products. The increase in cost of grapes and bulk wine has resulted from the combined effect of smaller than normal harvests in 1995 and 1996 as well as increases in industry-wide demand for grapes. The Company's cost of grapes, measured on a per ton basis, increased by approximately 20% between the harvests of 1994 and 1996, due in part to the increase in grape costs and in part to a favorable shift in the Company's product mix. All other components of product cost have remained relatively constant when measured on a unit basis.

 GROSS PROFIT

  The Company's gross profit decreased 16.6% from $100.7 million in fiscal 1995 to $84.0 million in fiscal 1996. Gross profit increased 9.1% in 1997 to $91.6 million. The decrease in 1996 was due to the effect of the $32.1 million of inventory step-up charged to cost of goods sold for the last six months of the fiscal year. Although gross profit for fiscal 1997 reflects a full year impact of $43.3 million of inventory step-up, volume increases and improvements in unit revenue resulted in an increase in gross profit. Gross profit as a percent of net revenues decreased from 49.9% in fiscal 1995 to 36.2% in fiscal 1996 and to 34.0% in fiscal 1997. These percentages, when calculated without the effect of the inventory step-up, remained constant at approximately 50% in each year.

  The following table illustrates the Company's gross profit with and without the effect of the inventory step-up:

                GROSS PROFIT WITH AND WITHOUT INVENTORY STEP-UP
                 ($ AND VOLUME MILLIONS, EXCEPT PER CASE DATA)

                                              YEAR ENDED JUNE 30,
                                     ------------------------------------------
                                                                 PRO FORMA
                                                             WITHOUT INVENTORY
                                         AS REPORTED              STEP-UP
                                     ----------------------  ------------------
                                      1995    1996    1997     1996      1997
                                     ------  ------  ------  --------  --------
Net revenues........................ $202.0  $231.7  $269.4  $  231.7  $  269.4
Cost of goods sold..................  101.3   115.6   134.5     115.6     134.5
Inventory step-up...................    0.0    32.1    43.3       0.0       0.0
                                     ------  ------  ------  --------  --------
  Gross profit...................... $100.7  $ 84.0  $ 91.6  $  116.1  $  134.9
                                     ======  ======  ======  ========  ========
  As a percent of net revenues......   49.9%   36.2%   34.0%     50.1%     50.1%
Volume (9L cases)...................   4.57    5.00    5.42      5.00      5.42
  Gross profit per case............. $22.04  $16.80  $16.90   $ 23.22  $  24.89
                                     ======  ======  ======  ========  ========

  Although the Company's gross profit per case has declined since 1995, when calculated without the effect of the inventory step-up, the Company's gross profit per case increased by 5.5% from $22.02 in fiscal 1995 to $23.24 in fiscal 1996 and by 7.1% to $24.88 in fiscal 1997. These increases resulted from price increases and product mix enhancements that exceeded increases in product costs (without the impact of the inventory step-up).

 OPERATING EXPENSES

  Operating expenses consist of sales and marketing overhead, advertising, merchandising and trade-related expenses, as well as general and administrative expenses. Operating expenses increased 9.6% from $65.9 million in fiscal 1995 to $72.2 million in fiscal 1996 and by 8.9% to $78.6 million in fiscal 1997. These increases are primarily a result of increases in sales and marketing expenses. The Company has increased its advertising and merchandising expenses, as it continues to differentiate its products from those of its competitors and build consumer brand loyalty. While operating expenses have increased over this three-year period, the ratio of operating expenses to net revenues has decreased from 32.6% in fiscal 1995 to 31.2% in fiscal 1996 and to 29.2% in fiscal 1997, primarily due to price increases and, to a lesser extent, economies of scale.

 OPERATING INCOME

  Operating income decreased 66.2% from $34.8 million in fiscal 1995 to $11.8 million in fiscal 1996 due primarily to the impact of the inventory step-up and increased 10.3% to $13.0 million in 1997. Excluding the inventory step-up, operating income has increased steadily, increasing 26.2% in 1996 to $43.9 million and 28.2% in 1997 to $56.3 million. When measured without the inventory step-up, operating income has increased both as a percentage of net revenues and on a per case basis primarily due to price increases and product mix enhancements. Operating income as a percent of net revenues decreased from 17.2% in fiscal 1995 to 5.1% in fiscal 1996 and to 4.8% in fiscal 1997. Calculated without the effect of the inventory step-up, operating income as a percent of net revenues increased from 17.2% in fiscal 1995 to 18.9% in fiscal 1996 and to 20.9% in fiscal 1997. Operating income per case decreased from $7.61 in fiscal 1995 to $2.36 in fiscal 1996 and to $2.39 in fiscal 1997. When calculated without the effect of the inventory step-up, operating income per case increased from $7.61 in fiscal 1995 to $8.79 in fiscal 1996 and to $10.38 in fiscal 1997.

  The following table sets forth the Company's operating income and related data for the past three years:

              OPERATING INCOME WITH AND WITHOUT INVENTORY STEP-UP
                      ($ MILLIONS, EXCEPT PER CASE DATA)

                                                     YEAR ENDED JUNE 30,
                                              ----------------------------------
                                                                     PRO FORMA
                                                                      WITHOUT
                                                                     INVENTORY
                                                  AS REPORTED         STEP-UP
                                              -------------------- -------------
                                               1995   1996   1997   1996   1997
                                              ------ ------ ------ ------ ------
Operating income............................. $34.8  $11.8  $13.0  $43.9  $56.3
As a percent of net revenues.................  17.2%   5.1%   4.8%  18.9%  20.9%
Operating income per case.................... $ 7.61 $ 2.36 $ 2.39 $ 8.79 $10.38

 INTEREST AND OTHER EXPENSE

  Interest expense increased significantly in the second half of fiscal 1996 and all of fiscal 1997 as a result of debt incurred in connection with the Acquisition. Interest expense increased 164.9% to $15.1 million in fiscal 1996 and 74.8% to $26.4 million in fiscal 1997. The Company expects to use a portion of the proceeds of this offering to reduce debt which will reduce interest expense accordingly. See "Use of Proceeds". The Company's average cost of debt was 6.2% in fiscal 1995, 8.1% in fiscal 1996 and 8.6% in fiscal 1997. The Company secured long-term interest rate contracts on most of its outstanding bank debt in order to fix its interest cost, thereby minimizing the impact of any adverse interest rate movements.

  Other income and expense consists primarily of non-operating income and expense items. These items have tended to fluctuate from year to year and have not represented significant components of the income statement when measured as a percent of net income. Other income and expense as measured on a net basis amounted to income of $1.0 million in fiscal 1995, $0.4 million in fiscal 1996 and $0.9 million in fiscal 1997.

 INCOME (LOSS) BEFORE INCOME TAXES

  The Company reported income before income taxes of $30.1 million in fiscal 1995 and losses before income taxes of $2.9 million in fiscal 1996 and $12.5 million in fiscal 1997. The results for fiscal 1996 and fiscal 1997 were affected by the inventory step-up charged to cost of goods sold and the increased interest expense described above. When evaluating income before income taxes, it is meaningful to view trends without the impact of the inventory step-up.

  The following table illustrates the Company's income before income taxes for the past three years:

         INCOME BEFORE INCOME TAXES WITH AND WITHOUT INVENTORY STEP-UP
                                 ($ MILLIONS)

                                             YEAR ENDED JUNE 30,
                                     ------------------------------------------
                                                             PRO FORMA WITHOUT
                                        AS REPORTED          INVENTORY STEP-UP
                                     ---------------------   ------------------
                                     1995   1996     1997      1996      1997
                                     -----  -----   ------   --------  --------
Income (loss) before income taxes .  $30.1  $(2.9)  $(12.5)     $29.2     $30.8
As a percent of net revenues.......   14.9%  (1.3)%   (4.6)%     12.6%     11.4%

  When viewed without the effect of the inventory step-up, income before income taxes varies little over the three-year period and shows decreases as a percent of net revenues. This result occurs because increases in operating income (without the effect of the inventory step-up) are offset by increases in interest expense.

 INCOME TAXES (BENEFIT)

  The Company records income taxes using the liability method. Accordingly, the calculation of income taxes includes both a current provision, which represents the federal and state taxes the Company expects to currently pay, and a deferred provision or benefit. The deferred provision or benefit represents the change from period to period in the differences between the tax and financial reporting bases of the Company's assets and liabilities.

  In fiscal 1995 (prior to any purchase accounting) the tax provision was at a rate of 44.4%. After the Acquisition, the Company reported book losses primarily due to the absorption of inventory step-up through cost of goods sold. The rate of tax benefit on these losses resulted from differences between book and tax bases of inventory and property and the amortization of tax goodwill, which is not recognized for book purposes. In fiscal years 1996 and 1997, the effective tax benefit rates were (55.8%) and (56.5%), respectively. Due to the on-going amortization of the tax goodwill (which is deductible for tax purposes but not reflected in the financial statements), the Company expects to report an effective income tax rate for 1998 which is lower than the statutory rate.

 NET INCOME

  As a result of the inventory step-up and higher interest expense associated with the Acquisition, the Company generated net losses in fiscal 1996 and fiscal 1997. When evaluating net income, it is again meaningful to view trends without the effect of the inventory step-up.

  The following table illustrates the Company's net income for the past three years:

                 NET INCOME WITH AND WITHOUT INVENTORY STEP-UP
                                 ($ MILLIONS)

                                              YEAR ENDED JUNE 30,
                                      -----------------------------------------
                                                             PRO FORMA WITHOUT
                                         AS REPORTED         INVENTORY STEP-UP
                                      --------------------   ------------------
                                      1995   1996    1997      1996      1997
                                      -----  -----   -----   --------  --------
Net income (loss).................... $16.8  $(1.3)  $(5.4)  $   17.6  $   20.1
As a percent of net revenues.........   8.3%  (0.6)%  (2.0)%      7.6%      7.4%

  When viewed without the effect of the inventory step-up, the Company's income on an after tax basis shows modest increases over the three year period ended June 30, 1997. As discussed above, the Company's increases in operating income (without the effect of the inventory step-up) were offset by increases in interest expense resulting in minimal changes in income before income taxes and net income. Since the Acquisition, net income to Common Stock has been reduced by dividends on the Series A Preferred Stock, which totaled $2.1 million in the year ended June 30, 1996 and $4.9 million in the year ended June 30, 1997. The Company intends to use a portion of the proceeds of this offering to redeem all of the outstanding Series A Preferred Stock. See "Use of Proceeds".

LIQUIDITY AND CAPITAL RESOURCES

  The Company's working capital position at June 30, 1995, 1996 and 1997 is presented below:

                                WORKING CAPITAL
                                 ($ MILLIONS)

                                                          AT JUNE 30,
                                               ---------------------------------
                                                                        PRO
                                                                   FORMA WITHOUT
                                                                     INVENTORY
                                                                      STEP-UP
                                                                   AND TREATMENT
                                                                    OF THE LINE
                                                                     OF CREDIT
                                                   AS REPORTED     AS SHORT TERM
                                               ------------------- -------------
                                               1995   1996   1997   1996   1997
                                               ----- ------ ------ ------ ------
Working capital............................... $28.0 $209.1 $209.7 $ 22.9 $ 58.2

  The Company's working capital position has been significantly affected by the inventory step-up and by the change in the terms of its line of credit. The inventory step-up contributed $76.2 million to inventory balances at June 30, 1996, of which $47.5 million remained in inventory balances at June 30, 1997. Further, the classification of the Company's line of credit as long-term debt (due to its expiration date of January 2001) results in a substantial reduction in current liabilities at June 30, 1996 and 1997. Amounts due to Nestle prior to the Acquisition were current in nature. Line of credit balances were $86.0 million at June 30, 1996 and $104.0 million at June 30, 1997. In addition, the Company had an outstanding letter of credit of $3.5 million at June 30, 1997.

  When reducing current assets for the inventory step-up and increasing current liabilities by reflecting the line of credit balance as current, working capital declined in 1996 to $22.9 million and increased in 1997 to $58.2 million.

  This 18.2% decline in pro forma working capital from $28.0 million in 1995 to $22.9 million in 1996 occurred primarily because the line of credit balance increased by $30.8 million over the short-term obligations outstanding at June 30, 1995, while inventory balances (excluding the inventory step-up) increased by only $26.9 million. Pro forma working capital increased by 154.1%, from $22.9 million in fiscal 1996 to $58.2 million in fiscal 1997 as inventory balances (excluding the inventory step-up) increased $34.8 million while borrowings under the line of credit decreased by $6.0 million.

  During fiscal 1995, 1996 and 1997, the Company's cash from operations was supplemented by borrowings on its line of credit, additional long-term debt and issuance of Common and Preferred Stock. Funds obtained from these sources were used to support acquisitions, capital expenditures and increases in working capital. During this period, the Company invested $54.8 million in capital expenditures consisting primarily of property acquisitions, vineyard development, facility capacity expansion, warehousing and computer systems. In addition, the Company invested $51.5 million for the acquisitions of the Chateau St. Jean and Stags' Leap wineries. Further, the Company increased its investment in working capital (primarily inventory and accounts receivable, exclusive of amounts associated with the acquisitions) by $32.8 million during this period.

  Management expects the Company's working capital needs to continue to grow as the business expands. Investment in both inventory and trade receivables are expected to increase as the business grows. Capital expenditures are expected to continue to grow in fiscal 1998. Current plans are for aggregate capital expenditures of approximately $45.0 million in fiscal 1998, of which the majority will be for vineyard acquisition and development. Although the Company is not currently in discussions with respect to any acquisitions that would have a material effect on the Company's operations, the Company intends to continue to pursue acquisition opportunities both domestically and internationally. The Company believes investments in capital expenditures and working capital will, for the foreseeable future, be financed through operating cash flows and capacity in existing credit facilities.

  The net proceeds from this offering will be used to redeem the Series A Preferred Stock, prepay the Subordinated Notes (including $3.1 million in prepayment penalties) and reduce its long-term debt. Management believes the Company's cash requirements will require additional borrowings under the line of credit over the next several years. The line of credit, which expires in January 2001, allows for a maximum outstanding balance of $150.0 million. The outstanding balance at June 30, 1997 was $104.0 million. As of June 30, 1997, the Company's lenders included a syndicate of institutional lenders which have provided $181.7 million in secured, long-term debt. Interest and principal on the debt are payable quarterly, with a final maturity date of July 16, 2005.

                                   BUSINESS

INTRODUCTION

  Beringer is a leading producer of premium California varietal table wines, marketed under the Beringer, Meridian Vineyards, Chateau St. Jean, Napa Ridge, Chateau Souverain and Stags' Leap brand names. With this portfolio of brands, the Company has captured the number one share of 750ml premium wines sold in U.S. food stores for each of the last four years, and in fiscal 1997 had a 14.3% volume share of this market. The Company is well positioned across its entire portfolio, with a top five market share for nine of the eleven largest selling varietals in U.S. food stores. In one key varietal category, White Zinfandel, Beringer holds a commanding 37.7% dollar share of these 750ml wines sold in U.S. food stores, while selling at an approximate 15% price premium over the second leading White Zinfandel brand. Beringer White Zinfandel also generates the largest dollar sales of any wine SKU sold in U.S. food stores. Beringer focuses exclusively on the premium wine market and its wines are widely recognized for their quality. In 1990, Beringer Private Reserve Cabernet Sauvignon was named "Wine of the Year" by Wine Spectator magazine. In 1996, Beringer Private Reserve Chardonnay received the same honor. This same magazine named eight of the Company's wines to its list of "Top 100" wines of the world in 1996, a record number for a wine company. In addition in June 1997, Beringer was named "The Best Overall Winery in America" in a poll of over 11,000 wine consumers by Wine Spectator magazine.

  Beringer's rigorous attention to quality, the strength of its brand portfolio and its pursuit of strategic acquisitions have enabled the Company to grow its net revenues at a compound annual rate of 14%, from $159.2 million in fiscal 1993 to $269.4 million in fiscal 1997. Over the same period, net income grew at a compound annual rate of 27.1%, from $7.7 million to $20.1 million, excluding purchase accounting adjustments related to the acquisition of the Company and Chateau St. Jean and Stags' Leap wineries. The Company attributes its leadership position in the rapidly growing premium wine market to its (1) high quality wines which compete in every price segment of the premium wine market, (2) focus on consumer marketing, (3) control over approximately 48% of its grape requirements (excluding White Zinfandel requirements) and (4) professional management team with an average of 19 years of industry experience.

  Beringer was founded in 1876 and is the oldest continuously operating winery in Napa Valley. Through a series of vineyard acquisitions over the last ten years, management has assembled extensive strategic acreage positions in the prime growing regions of Napa, Sonoma, Lake, Santa Barbara and San Luis Obispo Counties. Ownership of these vineyards enables the Company to control a source of high quality premium wine grapes at an attractive cost. For example, in 1996, the average cost per ton of producing Chardonnay grapes on the Company's Santa Barbara vineyards was $825, compared to a weighted average price paid for Santa Barbara Chardonnay grapes of $1,450 and a spot market price that reached $2,400 in the same year.

  Over the past twenty years, there has been a shift in consumer preferences in the U.S. from generic or "jug" wines to high quality, premium varietal wines. The Company estimates that shipments of premium 750ml varietal wines have grown from 3.4% of total case volume of California table wines in 1980 to over 25% of total case volume in 1996. Because premium wines sell at higher price points than jug wines, the Company estimates that this 25% volume share represents approximately $2.2 billion, or 51% of total dollar sales of California wines sold at wholesale. Over this period, the compound annual average growth of premium varietal case volume was approximately 15.2% and annual dollar sales growth was approximately 18.6%. The Company believes that this major shift in consumer preferences has occurred due to (1) the maturing "baby-boomer" generation entering its prime wine consumption period, (2) a growing consumer interest in premium wines in general, (3) a growing interest in and sophistication about food which lends itself to expanded consumption of premium wines and (4) the improving quality and reputation of California premium wines.

  Throughout this shift in consumer preferences, Beringer has utilized sophisticated consumer marketing to build substantial brand loyalty and significant market share in the rapidly expanding premium wine market. During the 1990s, this marketing and brand building expertise has helped the Company expand existing brands and launch new brands. For example, Beringer White Zinfandel's dollar share has grown from 25.5% of 750ml White Zinfandel sales in U.S. food stores in 1991 to 37.7% in 1996. In fiscal 1997, Beringer White Zinfandel's sales in U.S. food stores were 26% greater than the number two wine SKU. Meridian Vineyards, a brand launched by the Company in 1990, now has the number two market share for all Chardonnay brands retailing for over $8 per bottle, with growth in case volume of 48% from fiscal 1996 to fiscal 1997. The Company expects further growth in Meridian Vineyards sales through Merlot and Cabernet Sauvignon brand extensions, as well as additional growth in Chardonnay sales.

STRATEGY

  Beringer's objective is to strengthen its leadership position in the premium wine market and thereby increase its revenues and profits. The Company's strategy for achieving this objective has several key elements.

  MANAGEMENT OF A MULTI-BRAND PORTFOLIO. The Company markets a portfolio of six brands from the major California premium growing areas across all premium price segments. The Company believes this multi-brand portfolio provides opportunities for growth at each price point without diluting the value of any individual brand. Further, the Company believes that this portfolio offers consumers a choice of familiar and appealing products that are differentiated by varietal, region and price, while providing distributors with a broad assortment of brands for their selling efforts. To supplement its domestic brands and meet the growing U.S. demand for premium wine, the Company has been working with winemakers in Italy, Chile and southern France to produce high quality wines which will compete in the rapidly growing $7 to $10 a bottle market segment.

  FOCUS ON HIGH QUALITY ACROSS ALL BRANDS. The Company believes it has consistently offered consumers high quality wines that are an excellent value in each price segment of the premium wine market. The Company's team of 14 experienced winemakers produces these wines by using high quality premium wine grapes and state-of-the-art equipment in each stage of the winemaking process. The Company's success in producing high quality wines is evidenced by the acclaim afforded to the Company's entire brand portfolio by a number of the leading wine writers. For example, in 1996, eight of the Company's wines were included in Wine Spectator's "Top 100" wines of the world, more than any other wine company since Wine Spectator began the survey in 1988. Furthermore, in the September 1996 edition of Food & Wine magazine, Robert Parker, a prominent wine writer, remarked "[i]f I had to pick the California winery with the finest record for quality, it would be Beringer Vineyards, which has set the standard for several great wines."

  CONTROL OF PREMIUM GRAPE SUPPLIES AND VINEYARDS. Premium varietal grapes are the most important determinant of wine quality and represent a significant component of product cost. The Company produces a larger percentage of its grape requirements (excluding White Zinfandel requirements) than most of its competitors, enabling it to (1) control grape quality, (2) control the most important component of cost and (3) help assure continuity of grape supply. Beringer either owns or controls through long-term leases approximately 9,400 plantable acres in California's prime wine growing regions of Napa, Sonoma, Lake, Santa Barbara, and San Luis Obispo Counties. In 1996, the Company produced approximately 48% of its grape requirements (excluding White Zinfandel requirements) with grapes grown on its owned or controlled vineyards. To meet its White Zinfandel requirements, the Company's strategy is to purchase grapes or bulk wine, primarily through long-term contracts.

  PURSUIT OF STRATEGIC ACQUISITIONS. The current consolidation of the California wine industry is being hastened by the ongoing consolidation of the industry's distributor network. The Company has taken advantage of this trend by purchasing the Chateau St. Jean and Stags' Leap wineries in the last two years. Acquiring attractively positioned wineries allows the Company to augment its brand portfolio and to achieve operating efficiencies by integrating sales, marketing and administrative functions of acquired wineries with those of its existing California wineries, resulting in significant cost savings. By adding Chateau St. Jean to Beringer's distributor network, the Company was able to increase case sales of Chateau St. Jean outside of California by 30% and raise prices in the first full year following its acquisition. In addition, the Company believes Beringer's professional management can often improve wine quality and increase the productivity of acquired wineries, thereby increasing sales and profitability. The Company intends to make strategic winery acquisitions on a highly selective basis.

  EMPHASIS ON CONSUMER MARKETING. The Company utilizes sophisticated marketing strategies more typically employed by consumer packaged goods companies, including advertising, product publicity and packaging initiatives in consumer marketing, as well as extensive trade marketing targeted at distributors and retail channels. The Company has advertised its Beringer brand on the radio since 1985 and its Meridian Vineyards brand on television since 1994. The Company believes this advertising has contributed to the compound growth in case sales of Beringer White Zinfandel of 12.4% per year since calendar year 1991, and has helped drive Meridian Vineyards Chardonnay to the number two market share position for 750ml Chardonnay retailing for over $8 a bottle in U.S. food stores.

  COMMITMENT OF PROFESSIONAL AND EXPERIENCED MANAGEMENT TEAM. The Company believes its professional management team's depth and experience in both the wine and branded consumer packaged goods industries will be important in guiding the Company's growth. Since its acquisition from the Beringer family in 1971, the Company has been run by a professional management team. The average tenure of senior management of the Company in the wine industry is 19 years and their average tenure at the Company is 14 years.

INDUSTRY BACKGROUND

  California produces the vast majority of premium wine produced in the United States. In recent years, growth in consumption of California table wine has accelerated significantly. According to Gomberg, Frederikson & Associates, an industry research and consulting firm ("Gomberg"), since 1980 the case volume of California premium table wine shipments has increased at a compound annual rate of approximately 14%, as measured in 9 liter cases. In 1996, California table wine shipments in the U.S. reached an all-time high of 136 million cases.

  In the United States, wine is generally distributed through a "three-tier" distribution network. Most wineries sell wine to distributors, who typically sell dozens to hundreds of individual wine brands, as well as distilled spirits, beer and non-alcoholic beverages, to retail liquor and food stores and for consumption "on-premise" in restaurants and hotels. A distributor generally has the right to sell a brand within a specific geographic area and typically employs a sales staff which services all classes of retail outlets. The Company believes that, because large wineries offering a multi-brand portfolio constitute a large percentage of a distributor's sales and generally employ a large sales staff, they often receive greater distributor attention.

  Wine sales in food stores are allowed in 37 states; the remaining 13 states, primarily on the eastern seaboard and in the southeast, prohibit wine sales in food stores. Club stores represent a relatively recent, but rapidly expanding, addition to the distribution channel. Finally, a significant amount of premium wine is sold in restaurants and hotels.

  Industry data indicating where Americans purchase wine are incomplete. While retail information compiled by IRI through the use of electronic scanners in food stores has a high degree of accuracy, sales through other categories of retail outlets, such as warehouse stores and club stores, are not systematically reported. The Company believes that U.S. food stores account for a substantial percentage of total retail wine sales. Unless otherwise indicated, all market share data herein has been compiled using IRI data.

  U.S. food store 750ml premium wine sales are dominated by four varietal wines, with the top three accounting for 68% of all premium wine sales by case volume in 1996. As illustrated in the chart below, Chardonnay is the largest selling varietal premium wine, representing 30% of U.S. food store case volume, followed by White Zinfandel with 23% of food store case volume. The four varietals depicted below have grown from 72% of total case volume of U.S. food store premium wine sales in 1991 to 77% in 1996 and to 78% in the first six months of 1997.

                  [Pie Chart illustrating market shares for
                     sales in 1996 of following varitals:]

                           Merlot               9%
                           Cabernet Sauvignon  15%
                           Chardonnay          30%
                           White Zinfandel     23%
                           All Other           23%

  Through June 1997, retail sales trends in U.S. food stores indicate that Merlot (+17%) and White Zinfandel (+9%) are demonstrating the strongest growth among the leading domestically produced varietal wines.

  [Bar chart of Volume of Key Varietals (750 left axis shows percentage growth from June 22, 1996 to June 22, 1997 (from -10% to 20%) Right axis shows varietals: Chardonnay (+2%); White Zinfandel (+9%); Cabernet-Savignon (+2%); Merlot (+17%); Savignon Blanc (-5%) and All Other (-8%)]

  Gomberg reported that sales of imported table wines grew at a compound annual rate of 17.6% from 1994 to 1996, and in 1996 accounted for 19% of total U.S. table wine sales. Varietal wines, particularly Cabernet Sauvignon, Chardonnay, Merlot and Sauvignon Blanc from wine-growing regions which have not been major suppliers of wine to the U.S. market in the past, such as Chile, Australia and southern France, represent a substantial part of this growth. The Company believes that sales of imported varietal wines, particularly in the $5 to $8 per bottle price range, will continue to grow in the U.S.

  Further, the Company believes that the linkage between red wine consumption and health, which was first widely reported in the United States in 1991, has provided a sustained increase in the demand for red wine. See "Risk Factors-- Consumer Perception of Health Issues".

PREMIUM MARKET SEGMENTATION

  Gomberg has tiered the premium wine market into three price segments.

 POPULAR PREMIUM SEGMENT

  Wines retailing for $3 to $7 per 750ml bottle are in the popular premium segment. The Company estimates that this price segment accounted for 37% of total U.S. 750ml premium wine case sales in calendar year 1996. Popular premium wines are made from grapes grown both in California's Central Valley and coastal vineyards. These wines are generally not aged in oak barrels, or are aged for a shorter period of time than superpremium and ultrapremium wines.

 SUPERPREMIUM SEGMENT

  Wines retailing for $7 to $14 per 750ml bottle are in the superpremium segment. Superpremium wines typically are made from grapes grown in the coastal vineyard areas of California, and are produced using traditional, more expensive and time-consuming winemaking techniques such as barrel fermentation and aging. The Company believes that the $8 to $10 per bottle price range is the largest and fastest growing within the superpremium segment and that the $10 price point currently represents an important point of price resistance for many consumers. Chardonnay dominates this price segment, but Cabernet Sauvignon and Merlot are heavily represented as well. Several of the Company's products sell in the $8 to $10 per bottle price range and the Company plans to introduce additional products to take advantage of the growth in this key segment. Superpremium wines translate flavors and images of the highest quality wines to more accessible price points. These wines have a major on-premise presence (restaurant and hotel sales).

 ULTRAPREMIUM SEGMENT

  Wines retailing for over $14 per 750ml bottle are in the ultrapremium segment. This segment is characterized by selected imports and wines from vineyards primarily located in the premium California growing regions of Napa, Sonoma, Lake, Santa Barbara, San Luis Obispo and Monterey Counties. Red wines, particularly Cabernet Sauvignon and Merlot, make up a major percentage of ultrapremium wine sales, while Chardonnay is the dominant white wine in this price range. These wines are typically consumed in restaurants or at home on special occasions, and have the highest image among wine-knowledgeable consumers. Wine press recognition and wine collector interest is most important to sales of wines in this segment.

  As illustrated in the following chart, the Company estimates that total 750ml premium wines sales from all three price segments in 1996 generated approximately $2.2 billion in winery revenues, which would equal 51% of the estimated $4.3 billion in total U.S. wine shipments. The Company estimates that 1996 shipments of 750ml premium wines totaled 34.6 million cases, representing approximately 25% of total case volume.

           1996 CALIFORNIA TABLE WINE SALES AND VOLUME BY SEGMENT(1)

                                        SALES                            VOLUME
                         ----------------------------------- ------------------------------
                                                                                   COMPOUND
                                                                                    ANNUAL
                                                 COMPOUND                           GROWTH
                            DOLLARS            ANNUAL GROWTH     CASES              SINCE
                         (IN MILLIONS) PERCENT  SINCE 1980   (IN MILLIONS) PERCENT   1980
                         ------------- ------- ------------- ------------- ------- --------
Popular premium
 (750ml)(2).............   $  800.0      19.0%      N/A           18.5       14.0%    N/A
Superpremium (750ml)....      990.0      23.0      17.0%          12.7        9.0    14.0%
Ultrapremium (750ml)....      380.0       9.0      25.0            3.4        2.0    25.0
                           --------     -----      ----          -----      -----    ----
750ml premium
 subtotal(2)............    2,170.0      51.0      18.6           34.6       25.0    15.2
1.5L premium(2).........      770.0      18.0       N/A           22.9       17.0     N/A
                           --------     -----      ----          -----      -----    ----
Total premium...........    2,940.0      69.0      18.6           57.5       42.0    15.2
All other...............    1,310.0      31.0       2.2           78.6       58.0    (1.4)
                           --------     -----      ----          -----      -----    ----
Total...................   $4,250.0     100.0%      8.7%         136.1      100.0%    1.7%
                           ========     =====      ====          =====      =====    ====

- --------
(1) Derived from Gomberg.
(2) The Company has estimated the differential between 1.5L and 750ml popular premium sales on the basis of IRI data.

BRAND PORTFOLIO

  The Company's portfolio of six California premium wine brands and a selection of imported premium wine brands compete in all three market segments.

  [Table showing Premium Wine Segments in which Beringer Brands sell. Vertical column listing brands and horizontal axis listing market segments: popular, super and ultrapremium.

  Beringer - all three market segments

  Meridian - superpremium segment

  Chateau St. Jean - super and ultrapremium segments

  Napa Ridge - popular and superpremium segments

  Chateau Souverain - superpremium segment

  Stags' Leap - ultrapremium segment

  Imported Wines - all three premium segments]


 BERINGER VINEYARDS

  Beringer Vineyards, founded in 1876 and the oldest continuously operating winery in Napa Valley, is the Company's flagship brand and enjoys a 10.8% market volume share of 750ml premium U.S. food store wine sales. Beringer competes in all three premium wine segments. Beringer's brand reputation is recognized by premium wine consumers, and Beringer consistently scores at the highest level in independent consumer surveys on brand awareness and consumer purchase frequency. In June 1997, a poll of over 11,000 consumers conducted by Wine Spectator magazine named Beringer "The Best Overall Winery in America". Furthermore, in the September 1996 edition of Food & Wine magazine, Robert Parker, a prominent wine writer, remarked "[i]f I had to pick the California winery with the finest record for quality, it would be Beringer Vineyards, which has set the standard for several great wines."

  POPULAR PREMIUM. Led by Beringer White Zinfandel, with a 37.7% dollar share in 1996 of U.S. food store sales of 750ml White Zinfandel, Beringer is well positioned in the popular premium wine segment. White Zinfandel accounted for 23% of all 750ml wines sold in U.S. food stores in 1996. While selling at an approximate 15% price premium to the second leading White Zinfandel brand, Beringer White Zinfandel also has the largest dollar sales of any 750ml wine SKU in U.S. food stores, nearly 26% higher than the next largest selling wine SKU. In 1991, Beringer White Zinfandel represented a 25.5% dollar share of the total White Zinfandel food store market and grew to 37.7% in 1996, an annual growth rate in market share of 8.1%. Beringer is also the food store market share leader for 750ml sales of Chenin Blanc and Gamay Beaujolais.

  SUPERPREMIUM. In the superpremium price segment, Beringer offers a range of appellation wines from California's Napa Valley, Knights Valley and North Coast including its Napa Valley Chardonnay and Knights Valley Cabernet Sauvignon. Both wines have long been recognized as market leaders, with Beringer Chardonnay representing the largest selling Napa Valley Chardonnay in U.S. food stores in 1996. These wines are produced primarily from grapes grown on Company owned and leased vineyards. The Company believes that the $8 to $10 per bottle price range is a particularly attractive and growing market segment. The Company intends to introduce new products under the Beringer brand in this price range.

  ULTRAPREMIUM. Beringer has numerous product offerings that compete in the ultrapremium price segment and which the Company believes are recognized as among the highest quality wines in the world. In 1990, Beringer Private Reserve Cabernet Sauvignon was named "Wine of the Year" by Wine Spectator. In 1996, Beringer Private Reserve Chardonnay received the same honor, the only white wine selected for this award. Wine writers consistently recognize Beringer Howell Mountain Merlot as one of the finest Merlots produced in California.

  The Company believes its success in the superpremium and ultrapremium segments is attributable to (1) its over 2,500 acres of high-quality vineyards in Napa Valley and Knights Valley, (2) its Napa Valley winemaking facilities,
(3) its substantial annual investment in equipment and new, primarily French, oak barrels, and (4) the 18-year collaboration between its winemaking and vineyard management teams.

 MERIDIAN VINEYARDS

  Meridian Vineyards product offerings compete primarily in the superpremium price segment. The focus of the brand is its award-winning Santa Barbara Chardonnay, retailing at $8 to $10 per bottle, which the Company believes is the fastest growing price segment in the superpremium wine market. This wine is made from grapes grown at the Company's approximately 3,900 acres of producing vineyards in Santa Barbara and San Luis Obispo Counties and is supported by an extensive television advertising campaign.

  The Company believes that Meridian Vineyards is one of the most successful superpremium wine brands introduced in the last ten years. It was launched by the Company in 1990. The Company has grown Chardonnay case sales at a compound annual rate of 41% from 1990 to 1996. In fiscal 1997, unit sales of Meridian Chardonnay increased by 48%. In the seven years since its introduction by the Company, Meridian Vineyards Chardonnay has become the number two selling Chardonnay in U.S. food stores in the over $8 per bottle price range.

  The Company is extending the Meridian Vineyards brand by increasing its focus on Cabernet Sauvignon and Merlot, California's two leading red varietals, and believes it has the potential to significantly increase its sales in these varietals. Meridian Vineyards also offers a "Reserve" style Chardonnay and Pinot Noir, which compete in the ultrapremium segment and have received favorable reviews from wine writers.

  The Company intends to plant over 2,000 additional acres in Santa Barbara during the next several years. The Company also plans to expand Meridian Vineyards' winery, which has been designed to produce large quantities of high quality, barrel-aged superpremium wines at competitive costs.

 CHATEAU ST. JEAN

  Competing in the superpremium and ultrapremium price segments, Chateau St. Jean produces a range of high quality varietal wines from California's Sonoma County. Founded in 1974, this winery has been a leader in the development of premium Chardonnay wines from Sonoma County, particularly single-vineyard designated wines. The Company believes that Chateau St. Jean Robert Young Vineyard Chardonnay and Belle Terre Vineyard Chardonnay are among the most recognized and acclaimed single-vineyard wines in California. Chateau St. Jean has also become known in recent years for Cabernet Sauvignon and Merlot. The Company intends to expand its production of these wines, while continuing to focus on Chardonnay as the lead item of this brand.

  The Company acquired Chateau St. Jean in 1996 and, since its acquisition, has fully integrated it with existing operations. The Company has expanded Chateau St. Jean's oak barrel and other winery investments in an effort to improve the quality and increase the volume of Chateau St. Jean wines. By adding Chateau St. Jean to Beringer's distributor network, the Company was able to increase case volume sales of Chateau St. Jean outside of California by 30% while raising prices in the first full year following its acquisition.

  Chateau St. Jean has long been recognized as one of California's premier wineries, as most recently demonstrated in the June 1997 consumer poll by Wine Spectator, in which Chateau St. Jean was named among the top ten wineries in America and among the top five Chardonnay wineries in California. Five wines from Chateau St. Jean were included in Wine Spectator's "Top 100" wines of the world in 1996.

 NAPA RIDGE

  Napa Ridge was introduced in 1986 as a popular premium brand. The Company believes that Napa Ridge has become widely recognized as one of the leading "value" wines in California. In a June 1997 poll of over 11,000 consumers by Wine Spectator, Napa Ridge was named the number two value winery in America. The grapes used in Napa Ridge wines come primarily from the coastal regions of California, and the wines are produced at several of the Company's wineries.

  In recent years, the Company's investment in the quality of Napa Ridge wines, including the extensive use of oak barrel aging, has allowed the Company to increase prices to the point where much of the brand is selling at or above $7 per bottle.

 CHATEAU SOUVERAIN

  Founded in Napa Valley in 1943, Chateau Souverain competes in the superpremium wine segment, with products retailing primarily in the $10 to $12 per bottle price range. In 1973, the winery was relocated to Sonoma's Alexander Valley, and in 1986 the Company purchased the winery. The Company believes the quality and reputation of Chateau Souverain wines have grown steadily in the last ten years. Chateau Souverain focuses on red wines, primarily Cabernet Sauvignon, Merlot and Zinfandel, and owns over 300 acres of estate vineyards in Alexander Valley. In a June 1997 Wine Spectator poll of over 11,000 consumers, Chateau Souverain was selected as one of the top ten value wineries in America.

 STAGS' LEAP WINERY

  Stags' Leap Winery, purchased by the Company in early 1997, is a small, ultrapremium winery located in the famed Stags Leap District of Napa Valley. The winery focuses on red wines, with Cabernet Sauvignon, Merlot and Petite Syrah accounting for 80% of its sales. Its 90 acres of estate vineyards are the site of the original vineyard planting in the Stags Leap District. A substantial portion of Stags' Leap Winery's sales is concentrated in restaurants. The Company intends to increase the production volume of Stags' Leap Winery wines, while seeking to further enhance their quality and reputation.

 IMPORTED WINES

  The Company has marketed imported wine in the United States for over 25 years. The Company's strategy is to provide imported wine brands in the popular premium and superpremium wine segments from wine-producing regions of the world with a reputation for quality and value. The Company complements this primary strategy with a limited number of niche ultrapremium brands, including Travaglini and Cune, which are marketed to a narrower consumer base.

  GABBIANO (ITALY). The Company acquired the exclusive right to distribute Gabbiano in the United States in 1995. Gabbiano is one of the leading brands of Italian Chianti in the United States, having recently achieved a number two market share of all 750ml Chianti sold in U.S. food stores. Gabbiano sales are also heavily focused on the Italian restaurant market.

  CAMPANILE (ITALY). The Company developed and introduced the Campanile brand of Italian wines in 1996. The brand is focused on Pinot Grigio, Merlot and Chardonnay sold in the superpremium segment. Campanile sales are concentrated in restaurants and hotels for on-premise consumption.

  TARAPACA (CHILE). The Company acquired the exclusive U.S. marketing rights to Tarapaca in 1996 and introduced the brand in selected markets late that year. Tarapaca is a well-known premium brand in Chile with a modern winery and over 1200 acres of vineyards. Tarapaca produces Cabernet Sauvignon, Chardonnay, Merlot and Sauvignon Blanc wines, for sale primarily in the popular premium price segment. The Company has an active program of technical collaboration with Tarapaca to develop appropriate wine styles for the U.S. market. To take advantage of the rapidly growing market for Chilean wines, the Company intends to introduce Tarapaca wines nationally in the second half of 1997.

  RIVEFORT OF FRANCE (FRANCE). The Company has developed and owns the "Rivefort" brand which is produced in southern France and will compete in the superpremium segment. The Company's California winemakers have collaborated with French winemakers for over 10 years to develop this brand. The Company believes the availability and quality of varietal wines in southern France provides a significant opportunity to market Rivefort of France in the U.S. for less than $9 per bottle. The Company intends to introduce Rivefort of France into selected U.S. markets in 1997 and to devote substantial marketing and winemaking resources to expanding Rivefort of France sales in the future.

MARKETING

  The Company believes that its strong marketing programs, which are directed both to consumers and wholesale and retail trade buyers, have been and will continue to be critical elements of its long-term success.

 CONSUMER MARKETING

  The Company's consumer marketing programs are directed by a professional marketing staff that combines consumer packaged goods marketing, training and experience with wine industry knowledge. The Company utilizes a brand management system in which a team is responsible for the marketing of each brand.

  ADVERTISING. Although broadcast advertising has been infrequently used in the premium wine market, the Company has been advertising Beringer on the radio since 1985 and Meridian Vineyards on television since 1994. The Company believes that television advertising has helped to grow Meridian Vineyards to the number two Chardonnay sold for over $8 a bottle in U.S. food stores only seven years after its launch by the Company. Case sales of Meridian Chardonnay have grown at a compound annual rate of 41% from 1990 to 1996. Fiscal 1997 unit sales of Meridan Chardonnay increased by 48% over the prior fiscal year. The Company intends to substantially expand its broadcast advertising in the future. The Company also engages in consumer and trade print advertising designed to efficiently reach the primary target audience for its higher-priced, ultrapremium wines.

  PRODUCT PUBLICITY. Product publicity is a major marketing priority of the Company. The Company's public relations staff has worked with many prominent wine writers and wine publications in the U.S. for a number of years. This staff and the Company's winemakers also travel together extensively throughout the U.S. to promote the Company's wines.

  PACKAGING. The Company believes that unique and attractive packaging is important to stimulate sales of premium wines, particularly in large retail food, drug and club store outlets. The Company's packaging seeks to combine traditional elements of wine labeling with unique designs to differentiate its brands and create strong visual impact.

  WINE HOSPITALITY. The Company maintains extensive retail and hospitality programs at four of its wineries--Beringer, Meridian Vineyards, Chateau St. Jean and Chateau Souverain. Together, these wineries receive more than 350,000 visitors per year who are given the opportunity to tour the winery and sample a selection of wines. The Company believes its winery hospitality program is among the largest in California and is effective in creating brand awareness and building consumer brand loyalty.

 TRADE MARKETING

  DISTRIBUTOR SALES MANAGEMENT. Beringer's field sales force of approximately 60 persons supports a network of distributors in the United States. The Company chooses its distributors on the basis of their: (1) focus on premium wine; (2) overall market strength; and (3) management skills and financial strength. United States wine distributors represent many brands of premium wine, across all price segments. The Company believes that its high sales volume and multi-brand portfolio make it attractive to the Company's distributors, as demonstrated by the 14.5 year average time its top 10 distributors have represented the Company's brands. In particular, Beringer White Zinfandel has the largest dollar sales of any 750ml wine SKU in U.S. food stores, nearly 26% higher than the next largest selling SKU.

  The Company also believes that the strength of its distributor relationships and past success in marketing its brands enhance the effectiveness of its new product introductions.

  SPECIALIZED SALES MANAGEMENT AND EDUCATION. The Company's sales managers focus on specialized retail channels. The Company maintains relationships with many national restaurant, hotel and retail store chains, which control a substantial amount of premium wine volume in the United States. The Company also offers extensive food and wine education programs which allow the Company to build strong, long-term relationships with national retail accounts by providing innovative training and marketing programs that assist these accounts in increasing their premium wine sales.

  The Company manages its European export program through its wholly owned subsidiary, Beringer Vineyards (Europe) S.A., headquartered in Switzerland. The Company expects to increasingly focus sales and marketing resources on export markets.

GRAPE SUPPLY AND VINEYARD OWNERSHIP

  The Company's extensive vineyard holdings enable it to exert a high degree of control over grape quality, quantity and cost. The Company currently owns, or controls through long-term leases, 13,659 acres, of which approximately 9,400 are plantable. A total of approximately 6,200 of these plantable acres are currently producing grapes and the remainder are in development or are expected to begin development in the next three years. The Company owns or controls vineyards in California's North Coast in Napa, Sonoma and Lake Counties, and in California's Central Coast in Santa Barbara and San Luis Obispo Counties.

  In addition to the cost of grapes, two key components of grape supply are critical for wineries:

  . Quality--Grape quality is the most important factor in producing high quality wine. Vineyard location, soil type, climate, and viticultural techniques combine to determine grape quality. Winemaking techniques, modern equipment, and barrel aging can improve wine quality and consistency, but high quality wine can only be produced from high quality grapes.

  . Quantity--Grape quantity dictates the final quantity of wine produced. Grapes, like any other agricultural product, are subject to annual variations in production (i.e., yield per acre). In some years the average yield per acre of a specific vineyard can vary dramatically below or above the long-term averages. Additionally, grape quantity cannot be increased quickly to keep pace with rapid increases in market demand for any particular varietal. The first harvest of commercial quantities is not expected until the third or fourth year after planting, with full yields not realized until about the fifth or sixth year. Accordingly, grape quantity is often a constraint on wine sales regardless of market demand.

  The Company's product sourcing strategy is to: (1) control a significant portion of its requirements for high quality premium varietal grapes from owned or leased vineyards; (2) purchase, under long-term agreements, high quality premium varietal grapes from independent grape growers in the prime grape growing regions for its super and ultrapremium wines; and (3) purchase grapes and bulk wine for its White Zinfandel wine under long-term contracts. The Company believes that ownership and control of vineyards affords it a competitive cost advantage. For example, in 1996, the average per ton cost of producing Chardonnay grapes on the Company's Santa Barbara vineyards was $825, compared to a weighted average price paid for Santa Barbara Chardonnay grapes of $1,450 and a spot market price that reached $2,400 in the same year. Approximately 64% of the Company's 1996 supply of Chardonnay and Cabernet Sauvignon grapes was sourced from owned or controlled vineyards. In accordance with the Company's strategy of sourcing its White Zinfandel wine through long-term agreements, only 1.4% of grapes for the Company's White Zinfandel wine was sourced internally during the 1996 harvest. In order to control the quality of its purchased wine, the Company's winemakers spend significant time at the wineries from which bulk wine is purchased.

  The Company controls approximately 2,200 acres of property through long-term leases. While lease terms vary among the properties, the Company leases land for a period of time long enough to plant or replant a vineyard and realize a favorable economic return. Generally, these leases have an initial term of 25 to 30 years, with some form of extension or purchase option at the end of the initial term. Of the total acres leased by the Company, over 80% have 10 or more years and over 75% have 20 or more years remaining on their terms.

  The Company believes its extensive vineyard holdings enhance its ability to predict and control grape costs and provide the Company with a competitive advantage. Additionally, the Company believes that by controlling a high percentage of its needs for premium varietal grapes (particularly Chardonnay and Cabernet Sauvignon), grape quality, and therefore wine quality, can be enhanced.

PHYLLOXERA

  Phylloxera, a microscopic aphid-like pest that feeds on susceptible grape rootstocks, has infested many of California's vineyards during the past ten years. Although phylloxera does not impair the quality of grapes or cause any known human health risks, it does slowly destroy the rootstock and cause its yields to gradually decline. Accordingly, the supply of high quality grapes has been reduced, and the price of grapes has increased dramatically as supply from the premium growing regions has fallen relative to demand.

  The Company began replanting phylloxera-infested vineyards in 1989 with what it believes to be phylloxera-resistant rootstock. As of June 30, 1997, the Company had replanted 1,393 acres at a cost of approximately $20.0 million in Napa, Sonoma, and San Luis Obispo Counties. The Company believes that its vineyard acreage in Santa Barbara, with its sandy soil composition, has a reduced likelihood of phylloxera infestation; however, there can be no assurance that phylloxera will not infest these vineyards. The Company believes that approximately 1,026 additional vineyard acres have been affected, and these acres are scheduled to be replanted over the next four years.

  While replanting due to phylloxera has been costly and has presented a grape supply problem for the Company, there are three favorable effects of the replanting on the Company: (1) the Company believes that it is further along in this redevelopment process than many of its major competitors; (2) many of the Company's replanted vineyards had already reached the end of their economic life (which averages 24 to 30 years); and (3) the Company believes the newly planted vineyards will be more economically productive than the previous vineyards. Modern viticultural techniques are employed when replanting, including more dense spacing and new trellising systems, and the Company expects such techniques to result in higher yielding vineyards with enhanced grape quality.

WINEMAKING

  The Company's winemaking philosophy is to utilize high quality grapes and equipment to produce excellent quality wine for each brand within the Company's portfolio. Each of the Company's six domestic brands has a winemaker dedicated to the production of all wines for that brand. Each of the Company's wineries has modern equipment that is appropriate for the style and scale of wines produced. In addition, the Company emphasizes traditional barrel aging as an integral part of its winemaking process.

  The Company's research and development department manages its experimental winemaking and grape growing programs. The findings and conclusions of this program offer valuable assistance and insight, which are used by the winemaking and vineyard management staff. The winemaking, vineyard management and research and development groups work closely together to achieve the common goal of producing consistently high quality wines for each brand within the Company's portfolio.

FACILITIES AND PRODUCTION

  The Company's production facilities consist of approximately 852,031 square feet of space at six wineries located in the Napa Valley, Paso Robles in San Luis Obispo County and the Alexander and Sonoma Valleys in Sonoma County. Over the past five years, the Company has invested significant amounts of capital in these facilities, adding many winery improvements, including new fermentation and barrel storage capacity and equipment.

  The Company's operational strategy for these facilities is to: (1) fully utilize their capacities with the flexibility of producing six brands through shared crushing, processing, bottling and storage; and (2) selectively utilize outside contract capacities (crushing, processing, storage) to capitalize on growth opportunities while attempting to minimize capital investments. The Company believes that its complete product line provides production synergies through the ability to transfer grapes, supplies, wines and oak barrels among its wineries and to allocate bottling, storage and other production capacity on a system-wide basis.

  The Company will require additional capacity at its winery facilities to support volume growth in future years. While crushing capacity is somewhat dependent on the mix of grape varietals being crushed and, most importantly, the time period over which the grapes arrive to be crushed, the estimated capacity of these facilities is 60,000 tons. During the 1996 harvest, 49,500 tons were crushed at the Company's wineries, allowing for some growth in grape crush capacity. The Company has and will continue to increase its crush capacity as necessary in accordance with the growth of its brands.

  Oak barrel storage capacity provides a one year capacity cushion for the Company. Additional barrel storage capacity must be added as volume increases. The Company plans to support its additional requirements with owned and leased storage capacity.

  The Company intends to increase stainless steel storage capacity annually to keep pace with growth of the business. The Company does not have excess stainless steel capacity and increases in stainless storage have been included in future years' capital expenditure plans.

COMPETITION

  The premium table wine industry is intensely competitive and highly fragmented. The Company's wines compete in all of the premium wine segments with many other premium wines produced domestically and abroad, with imported wines coming primarily from France, Italy and Chile. The Company's wines also compete with popular-priced generic wines and with other alcoholic and, to a lesser degree, nonalcoholic beverages, for shelf space in retail stores and for marketing focus by the Company's independent distributors, many of which carry extensive brand portfolios. The wine industry has also experienced significant consolidation in recent years and many of the Company's competitors have significantly greater capital resources than the Company.

GOVERNMENT REGULATION

  The wine industry is subject to extensive regulation by the Federal Bureau of Alcohol, Tobacco and Firearms and various foreign agencies, state liquor authorities and local authorities. These regulations and laws dictate such matters as licensing requirements, trade and pricing practices, permitted distribution channels, permitted and required labeling, advertising and relations with wholesalers and retailers. Expansion of the Company's existing facilities and development of new vineyards and wineries may be limited by present and future zoning ordinances, environmental restrictions and other legal requirements. In addition, new regulations or requirements or increases in excise taxes, income taxes, property and sales taxes and international tariffs, could materially adversely affect the financial results of the Company. The Company can provide no assurance that there will not be future legal or regulatory challenges to the industry, which could have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES

  As of August 1, 1997, the Company had approximately 610 regular full-time employees. The Company also employs part-time and seasonal workers for vineyard development, bottling operations, and hospitality functions. Approximately 90 employees at Beringer Vineyards are covered by a collective bargaining agreement. Since 1972, there have been no labor stoppages or strikes and the Company is not aware of any material disputes with its employees. The Company considers its relations with its employees to be good.

TRADEMARKS

  The Company has obtained federal trademark registrations for wine for the "Beringer", "Meridian Vineyards", "Chateau St. Jean", "Chateau Souverain", "Stags' Leap" and "Napa Ridge" marks. The Company also has foreign registrations for wine in those countries to which it exports these brands. Each of the United States trademark registrations is renewable indefinitely so long as the Company is making a bona fide usage of the trademark.

LEGAL PROCEEDINGS

  The Company is a party to a lawsuit involving environmental contamination at its Asti winery. However, this contamination occurred prior to the Acquisition and a subsidiary of Nestle retained full responsibility for the prosecution and defense of, and any liability resulting from, all claims connected with this matter.

  The Company is not a party to any other material legal proceedings.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of the Company are as follows:

             NAME           AGE                     POSITION
             ----           ---                     --------
   Walter T. Klenz(1)......  52 President, Chief Executive Officer and Chairman
                                 of the Board of Directors
   Robert E. Steinhauer....  56 Senior Vice President-Vineyard Operations
   Edward B. Sbragia.......  48 Senior Vice President and Winemaster
   Peter F. Scott..........  44 Senior Vice President, Finance and Operations
                                 and Chief Financial Officer
   Janelle E. Thompson.....  48 Vice President, Marketing and Hospitality
   Richard G. Carter.......  53 Vice President, Sales
   Martin L. Foster........  51 Vice President, Finance and Treasurer
   A. Tor Kenward..........  49 Vice President, Winery Communications
   Thomas W. Peterson......  45 Vice President-Sonoma Operations and Winemaking
   Douglas W. Roberts......  45 Vice President, General Counsel and Secretary
   Richard Adams(2)........  46 Director
   David Bonderman.........  54 Director
   Randy Christofferson(2).  40 Director
   James G. Coulter(1)(3)..  37 Director
   Timm F. Crull(3)........  66 Director
   William A. Franke(3)....  60 Director
   E. Michael Moone(1).....  57 Director
   William S. Price III(1).  41 Director
   Jesse Rogers(3).........  40 Director
   George A. Vare(1)(2)....  60 Director

- --------
(1) Member of the Executive Committee.

(2) Member of the Audit Committee.

(3) Member of the Compensation Committee.

  WALTER T. KLENZ has been a director of the Company since January 1996 and became Chairman of the Board in August 1997. Mr. Klenz joined the Company in 1976 as director of marketing for the Beringer brand, and has served as President and Chief Executive Officer of the Company since 1990. From 1984 until 1990, he served as Senior Vice President Finance/Operations.

  ROBERT E. STEINHAUER joined the Company in 1979 and has served as Senior Vice President- Vineyard Operations since 1989.

  EDWARD B. SBRAGIA joined the Company in 1976 and has served as Senior Vice President and Winemaster since 1989.

  PETER F. SCOTT joined the Company in June 1997 as Senior Vice President, Finance and Operations and Chief Financial Officer. He served as Chief Financial Officer of Kendall-Jackson Winery, Ltd. from 1990 until joining the Company.

  JANELLE E. THOMPSON joined the Company in 1982 and has served as Vice President, Marketing and Hospitality since 1987.

  RICHARD G. CARTER joined the Company in 1975 and was appointed Vice President, Sales.

  MARTIN L. FOSTER joined the Company in 1992 as Vice President, Finance and Treasurer. From 1988 to 1992, he was Senior Vice President, Finance and Administration at Guild Wineries.

  A. TOR KENWARD joined the Company in 1977 and has served as Vice President, Winery Communications since 1986.

  THOMAS W. PETERSON joined the Company in 1986 and has served as the Company's Vice President-Sonoma Operations and Winemaking since 1996.

  DOUGLAS W. ROBERTS joined the Company in 1976 and has served as Secretary since 1990. He was appointed Vice President and General Counsel in 1997.

  RICHARD ADAMS joined the Company's Board of Directors in January 1996. Mr. Adams is managing partner of the law firm Worsham, Forsythe & Wooldridge, L.L.P. He has been employed by that firm since 1978 and has been managing partner since 1988.

  DAVID BONDERMAN joined the Company's Board of Directors in January 1996. Mr. Bonderman is a principal of Texas Pacific Group, a partnership he co-founded in 1992. He currently serves on the Boards of Directors of Continental Airlines, Inc., Ducati Motorcycles S.P.A., Creditcon Asia, Realty Information Group, Denbury Resources, Inc., Ryanair, Ltd., Bell & Howell Company, Virgin Cinemas Limited and Washington Mutual, Inc.

  RANDY CHRISTOFFERSON joined the Company's Board of Directors in January 1996. Since 1995 Mr. Christofferson has served as President of First USA Bank, and from 1990 to 1995 held various positions in the travel and related service business of American Express. He currently serves on the Boards of Directors of First USA Bank and First USA Federal Savings Bank.

  JAMES G. COULTER joined the Company's Board of Directors in January 1996 and served as Co-Chairman of the Board from January 1996 to August 1997.
Mr. Coulter is a principal of Texas Pacific Group, a partnership he co-founded in 1992. Mr. Coulter currently serves on the Boards of Directors of several companies, including America West Airlines, Inc. ("America West"), Virgin Cinemas Limited, Genesis Eldercare, Inc. and Paradyne Partners, L.P.

  TIMM F. CRULL joined the Company's Board of Directors in January 1996. Mr. Crull was Chairman of the Board of Nestle USA from 1991 to 1994, and is currently a member of the Boards of Directors of BankAmerica Corporation, Hallmark Cards, Dreyer's Grand Ice Cream, Inc. and Smart & Final Inc.

  WILLIAM A. FRANKE joined the Company's Board of Directors in January 1996. Since February 1997, Mr. Franke has been Chairman and Chief Executive Officer of America West Holdings Corporation and since 1992 has been Chairman of the Board of its principal subsidiary, America West. He served as America West's Chief Executive Officer from 1993 to 1997. Mr. Franke is the owner and president of Franke & Company, Inc., a financial advisory firm, and a managing partner of Newbridge Latin America, L.P., a private equity investment fund. He is also a director of Central Newspapers, Inc., publisher of the Phoenix and Indianapolis morning newspapers, and Phelps Dodge Corporation, a major mining and manufacturing company. He is Chairman of the Board of Airplanes Limited and a controlling trustee and Chairman of Airplanes U.S. Trust, entities involved in aircraft financing and leasing.

  E. MICHAEL MOONE joined the Company's Board of Directors in January 1996. Mr. Moone has been Chairman of Napa Valley Kitchens in St. Helena, California, Chairman of Luna Vineyards in Napa, California and Chairman and a managing partner of Silverado Partners since 1995. From 1990 to 1992, Mr. Moone served as President and Chief Executive Officer of Stouffer Foods Corporation, where he also served as President of Nestle Frozen Food Company. He is currently a member of the Board of Directors of Ruiz Mexican Foods, Inc. and Clos du Val Winery.

  WILLIAM S. PRICE III joined the Company's Board of Directors in January 1996 and served as Co-Chairman of the Board from January 1996 to August 1997.
Mr. Price is a principal of Texas Pacific Group, a partnership he co-founded in 1992. Mr. Price is currently Chairman of the Board of Favorite Brands International, Inc. and serves on the Boards of Directors of Continental Airlines, Inc., Continental Micronesia, Belden & Blake Company, Inc., Del Monte Company, Inc., Denbury Resources, Inc., and Vivra Specialty Partners, Inc. Mr. Price is also an officer of the general partner of Newbridge Investment Partners.

  JESSE ROGERS joined the Company's Board of Directors in January 1996. Since 1989, Mr. Rogers has been an officer of Bain & Company, Inc., the international strategic consulting firm, where he currently serves as a director. He is currently a member of the Board of Directors of Ruiz Food Products, Inc. and the United Way of the Bay Area.

  GEORGE A. VARE joined the Company's Board of Directors in January 1996. Since 1995, Mr. Vare has been President of Luna Vineyards and a managing partner of Silverado Partners. From 1991 to 1994, Mr. Vare was President and Chief Executive Officer of the Henry Wine Group, then the fourth largest California wine wholesaler.

  The Board of Directors currently has eleven (11) directors. All directors are elected to hold office until the next annual meeting of stockholders and until their successors have been elected. Officers are elected at the first Board of Directors meeting following the stockholders' meeting at which the directors are elected and serve at the discretion of the Board of Directors. There are no family relationships among any of the directors or executive officers of the Company.

BOARD COMMITTEES, COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Board of Directors has established an Audit Committee, a Compensation Committee and an Executive Committee. The Audit Committee reviews the results and scope of the annual audit and the services provided by the Company's independent accountants. The Compensation Committee makes recommendations to the Board of Directors with respect to the Company's general and specific compensation policies and practices and administers the Company's stock plans. The Executive Committee manages the Company's business affairs when the full Board of Directors is not in session.

  There were no interlocks or other relationships among the Company's executive officers and directors that are required to be disclosed under applicable executive compensations disclosure requirements.

COMPENSATION OF DIRECTORS

  Directors of the Company who do not receive compensation as officers or employees of the Company or its affiliates (a "Non-Employee Director") receive $2,500 for each Company Board meeting attended. Such amount is payable, at the option of each Non-Employee Director, in (i) cash, (ii) 50% cash and 50% shares of Class B Common Stock or (iii) shares of Class B Common Stock (in each case, any shares of Class B Common Stock awarded are valued at fair market value at the time of the applicable Board meeting). Additionally, members of the Executive Committee, Audit Committee and Compensation Committee receive $1,000 for each committee meeting attended. The Company also reimburses its directors' expenses incurred for travel to and from meetings and provides each director ten cases of wine per year. Additionally, pursuant to the 1996 Stock Plan, directors (other than partners of Silverado Partners or persons employed by TPG Partners, L.P.) are eligible to receive non-qualified stock options in consideration for their services as directors, although to date no such awards have been made. The Company does not pay any additional compensation to directors who receive compensation as officers or employees of the Company or its affiliates. In lieu of the aforementioned compensation, E. Michael Moone receives an annual fee of $25,000 for his services as a director and as Chairman of the Executive Committee.

EXECUTIVE COMPENSATION

  The following table summarizes all compensation paid to the Company's Chief Executive Officer and to the Company's four most highly compensated executive officers other than the Chief Executive Officer whose total annual salary and bonus exceeded $100,000, for services rendered in all capacities to the Company during the fiscal year ended June 30, 1997. No options were granted to any of these executive officers in the fiscal year ended June 30, 1997.

                          SUMMARY COMPENSATION TABLE

                                                     ANNUAL COMPENSATION(1)
                                               ----------------------------------
                                                                    ALL OTHER
          NAME AND PRINCIPAL POSITION           SALARY   BONUS   COMPENSATION(2)
          ---------------------------          -------- -------- ----------------
   Walter T. Klenz(3)........................  $287,500 $255,000     $474,275
    President and Chief Executive Officer
   Robert E. Steinhauer(4)...................   147,000   92,576      281,187
    Senior Vice President, Vineyard
     Operations
   Edward B. Sbragia.........................   156,666  103,210      258,181
    Senior Vice President and Winemaster
   Richard G. Carter(5)......................   160,000   73,319      155,999
    Vice President, Sales
   Janelle E. Thompson(6)....................   139,000   78,040      128,711
    Vice President, Marketing and Hospitality

- --------
(1) "Other Annual Compensation" column omitted, as such compensation did not exceed the lesser of $50,000 or 10% of the total of any named executive officer's salary and bonus.

(2) Of these amounts, with respect to each of the above-named executive officers, $16,275, $7,187, $8,181, $6,999 and $6,511, respectively, represent matching contributions made by the Company under its 401(k) plan. The remainder of these amounts was paid by the former owner of the Company as a Stay Bonus (the "Bonus") in September 1996, pursuant to an agreement made with each of these employees in September 1995. These agreements were made in connection with the Acquisition and required that these individuals continue their employment with the Company until September 1996.

(3) Mr. Klenz deferred $249,179 of the Bonus.

(4) Mr. Steinhauer deferred $46,288 of the Bonus.

(5) Mr. Carter deferred $46,902 of the Bonus.

(6) Ms. Thompson deferred $73,901 of the Bonus.

EMPLOYEE BENEFIT PLANS

 1996 STOCK OPTION PLAN

  The Beringer Wine Estates Holdings, Inc. 1996 Stock Option Plan (the "1996 Option Plan") was adopted by the Board of Directors, effective January 16, 1996. The 1996 Option Plan was amended and restated effective August 25, 1997, subject to stockholder approval. The 1996 Option Plan provides for options in the form of incentive stock options ("ISOs") and nonstatutory stock options ("NSOs"). Employees, directors and consultants of the Company are eligible for the grant of NSOs. Only employees are eligible for the grant of ISOs.

  A total of 2,205,604 shares of Class B Common Stock has been reserved for issuance under the 1996 Option Plan. Any shares that have been reserved but not issued pursuant to grants during any calendar year shall remain available for grant during any subsequent calendar year.

  The 1996 Option Plan is administered by the Compensation Committee. The "Compensation Committee" is defined as the full Board of Directors or a committee designated by the Board of Directors to administer the 1996 Option Plan. The committee's membership will enable the 1996 Option Plan to qualify under Rule 16b-3 of the Exchange Act with regard to the grant of options to persons who are subject to Section 16 of the Exchange Act. The Board of Directors may amend the 1996 Option Plan as desired without further action by the Company's stockholders except as required by applicable law. The 1996 Option Plan will continue in effect until terminated by the Board or, with respect to ISOs, for a term of 10 years from its original adoption date, whichever is earlier.

  The consideration for each option granted under the 1996 Option Plan will be established by the Compensation Committee, but in no event will the option price for ISOs be less than 100% of the fair market value of the Class B Common Stock on the date of grant. NSOs will have such terms and be exercisable in such manner and at such times as the Compensation Committee may determine.

  The 1996 Option Plan provides that, in the event of a merger or reorganization of the Company, outstanding options shall be subject to the agreement of merger or reorganization.

  As of August 15, 1997, options to purchase a total of 676,446 shares of Class B Common Stock have been granted under the 1996 Option Plan. Such options have per share exercise prices ranging from $5.00 to $30.00, or a weighted average per share exercise price of $6.61. None of such options have been exercised.

EMPLOYEE STOCK PURCHASE PLAN

  The 1997 Employee Stock Purchase Plan (the "ESPP") was adopted by the Board of Directors on August 25, 1997, to be effective upon the completion of this offering. The ESPP provides employees of the Company with an opportunity to purchase shares of Class B Common Stock at a discount and pay for their purchases through payroll deductions. All expenses incurred in connection with the implementation and administration of the ESPP will be paid by the Company. A pool of 200,000 shares of Class B Common Stock has been reserved for issuance under the ESPP (subject to anti-dilution provisions). Each regular, full-time and part-time employee who works an average of over 20 hours per week will be eligible to participate in the ESPP, provided the employee is employed as of the first day of the offering period.

  Eligible employees may elect to contribute up to 15% of their cash compensation to purchasing shares under the ESPP. At the end of each three-month purchase period, the Company will apply the amount contributed by the participant during that period to purchase shares of Class B Common Stock for him or her. The purchase price will be equal to 85% of the lower of (a) the market price of Class B Common Stock immediately before the beginning of the applicable "offering period" or (b) the market price of Class B Common Stock on the last business day of the purchase period. In general the offering period is 12 months. The value of the Class B Common Stock purchased each calendar year (measured at the beginning of the offering periods) may not exceed $25,000 per participant. Participants may withdraw their contributions at any time before the close of the accumulation period.

                             CERTAIN TRANSACTIONS

  In connection with the Company's incorporation in May 1995, the Company issued an aggregate of 5,000 shares of its common stock for an aggregate purchase price of $5,000 to certain of its directors and officers. Of the persons to whom such stock was issued, E. Michael Moone and George A. Vare are current directors of the Company. In December 1995, in connection with the Acquisition, such shares were converted into an aggregate of 70,000 shares of Class A Common Stock and 630,000 shares of Class B Common Stock, having an estimated aggregate fair market value of $3.5 million.

  On January 1, 1996, pursuant to a Stock Purchase Agreement among the Company, Nestle Holdings and TPG, the Company acquired all of the outstanding capital stock of Wine World Estates (now Beringer Wine Estates Company) in exchange for cash of $75.0 million and a secured promissory note in the amount of $275.0 million (the "Acquisition Note"). In connection with and immediately prior to consummation of the Acquisition, the Company sold to TPG, for cash consideration of approximately $45.6 million, 50,000 shares of Series A Preferred Stock at a price of $89.70 per share, 770,000 shares of Class A Common Stock at a price of $5.00 per share, and 7,443,824 shares of Class B Common Stock at a price of $5.00 per share; the Company also issued two promissory notes payable to TPG in the aggregate amount of $37.4 million (the "TPG Notes"). In connection with the Acquisition, the Company paid fees to (i) Silverado Partners of $1.5 million, (ii) Bain & Co., a consulting firm of which Jesse Rogers, a current director of the Company, is a managing director, of $1.0 million, and (iii) TPG of approximately $2.58 million.

  Also in connection with the Acquisition, certain directors of the Company affiliated with Silverado Partners received options to purchase an aggregate of 697,980 shares of Class B Common Stock at an exercise price of $6.00. Of the persons to whom such options were issued, Messrs. Vare and Moone are current directors of the Company. See "Description of Capital Stock--Silverado Options".

  On January 16, 1996, the Company repaid the Acquisition Note and the TPG Notes in full with proceeds from the following transactions: (1) the sale of 168,000 shares of Class A Common Stock at a price of $5.02 per share, 1,614,766 shares of Class B Common Stock at a price of $5.02 per share (with respect to both Class A Common Stock and Class B Common Stock, the purchase price was equivalent to $5.00 per share plus an amount equal to interest thereon at 10% per annum accruing from January 1, 1996 through January 15,
1996), and 250,000 shares of Series A Preferred Stock at a price of $90.31 per share ($89.70 per share plus an amount equal to dividends thereon accruing from January 1, 1996 to January 15, 1996); (2) the issuance of Subordinated Notes in the aggregate principal amount of $35 million, net of a $1.8 million original issue discount, and the concurrent sale of warrants to purchase an aggregate of 431,612 shares of Class B Common Stock; and (3) the incurrence of long-term indebtedness in the amount of $256.0 million under the Company's credit agreement, dated as of January 16, 1996. See "Description of Credit Agreement". The stock issued in January 1996 was purchased by executive officers Klenz, Steinhauer, Sbragia, Kenward, Carter and Thompson, by directors Vare and Moone, by stockholders TPG and Silverado Partners and by the holders of the Subordinated Notes. Certain of the executive officers, including Messrs. Klenz, Sbragia and Kenward, paid 50% of the purchase price of such shares with a full recourse note bearing interest at the prime rate, payable at maturity, which is generally ten years from the date of purchase.

  In March 1996, in connection with the acquisition of the Chateau St. Jean winery, the Company sold 945,000 shares of Class B Common Stock to certain of its existing stockholders, including TPG, Silverado Partners and Messrs. Moone and Vare at a price of $5.00 per share.

  In September 1996, pursuant to the terms of Securities Purchase Agreements between the Company and each purchaser, the Company sold to certain of its employees, including all executive officers of the Company, an aggregate of 3,548 shares of Series A Preferred Stock at a price of $89.70 per share, 11,980 shares of Class A Common Stock at a price of $5.00 per share and 224,380 shares of Class B Common Stock at a price of $5.00 per share. The Company has certain repurchase rights with respect to such shares, which rights expire upon the closing of this offering.

  In February 1997, in connection with the Company's acquisition of the stock and certain assets of Stags' Leap Winery and certain real estate of The Newhall Land and Farming Company, the Company sold an aggregate of 833,334 shares of Class B Common Stock at a purchase price of $6.00 per share to certain of its existing stockholders and employees, including TPG, Silverado Partners, Messrs. Moone and Vare, and all of the Company's current executive officers except Mr. Scott.

  Purchasers of the Series A Preferred Stock, Class A Common Stock and Class B Common Stock have included, among others, the following executive officers, directors and five percent stockholders of the Company:

                                       CLASS A       CLASS B       SERIES A
                                   COMMON STOCK(1) COMMON STOCK PREFERRED STOCK
                                   --------------- ------------ ---------------
Entities Affiliated with TPG......     858,964      9,525,248       176,477

Entities and Persons Affiliated
 with Silverado Partners(2).......     110,956      1,693,994        20,523

David Bonderman(3)................     858,964      9,525,248       176,477

James G. Coulter(3)...............     858,964      9,525,248       176,477

William S. Price III(3)...........     858,964      9,525,248       176,477

E. Michael Moone(4)...............      96,956      1,385,430        20,523

George A. Vare(5).................      82,956      1,078,778        20,523

Walter T. Klenz...................       3,980         53,714         1,185

Edward B. Sbragia.................       1,856         28,344           552

Robert E. Steinhauer(6)...........       1,856         28,344           552

Richard G. Carter.................         796         16,198           237

Janelle E. Thompson...............         796         16,198           237

A. Tor Kenward....................         796         16,198           237

Thomas W. Peterson................         630         13,622           187

Martin L. Foster..................         630         13,698           187

Douglas W. Roberts................         316          8,520            93

- --------
(1) Shares of Class A Common Stock are convertible at any time at the option of the holder into shares of Class B Common Stock on a 1-for-1 basis.

(2) Includes shares purchased by Silverado Partners, Messrs. Moone and Vare, the Moone Family Partnership, Vare Family Partners and Silverado Equity Partners, L.P. Also includes shares issuable to Messrs. Moone and Vare upon exercise of the Silverado Options.

(3) Includes shares purchased by TPG Partners, L.P., TPG Parallel I, L.P., Wine World Equity Partners, L.P. and TPG GenPar, L.P. Messrs. Coulter, Price and Bonderman, directors of the Company, are directors, executive officers and stockholders of TPG Advisors, Inc., the general partner of TPG GenPar, L.P., which is in turn the general partner of each of TPG Partners, L.P. and TPG Parallel I, L.P. TPG Partners, L.P. is the general partner of Wine World Equity Partners, L.P.

(4) Includes shares purchased by the Moone Family Partnership and Silverado Partners and shares issuable upon exercise of the Silverado Options.

(5) Includes shares purchased by Vare Family Partners, LP and Silverado Partners and shares issuable upon exercise of the Silverado Options.

(6) Includes shares purchased by the Robert E. Steinhauer and Verna Steinhauer 1992 Trust.

  The Company has granted the investors listed above certain registration rights with respect to the shares of Class B Common Stock issued or issuable upon conversion of their Class A Common Stock or exercise of the Silverado Options. See "Shares Eligible for Future Sale" and "Description of Capital Stock--Registration Rights".

  In December 1990, the Company entered into a warehouse lease agreement with a partnership in which Messrs. Klenz and Moone hold interests. In the years ended June 30, 1995, 1996 and 1997, the Company recorded rent expense under such lease of $768,000, $768,000 and $948,000, respectively. Minimum rental payments to be paid for the fiscal year ending June 30, 1998 are expected to be $948,000.

  In both April 1996 and February 1997, the Company paid Silverado Partners certain consulting fees of $500,000 in connection with the Company's purchase of the Chateau St. Jean and Stags' Leap wineries. TPG was also paid consulting fees totaling $500,000 in connection with the Company's acquisition of Chateau St. Jean Winery.

  In May 1997, the Company entered into a relationship with Napa Valley Kitchens to distribute certain of its gourmet food products. Mr. Moone is Chairman of the Board of Directors of Napa Valley Kitchens.

  The Company has entered into indemnification agreements with each of its directors and executive officers. The agreements require the Company to indemnify such individuals for certain liabilities to which they may be subject as a result of their affiliation with the Company, to the fullest extent permitted by Delaware law.

  The Company believes that the foregoing transactions were in its best interests. As a matter of policy these transactions were, and all future transactions between the Company and its officers, directors or principal stockholders will be, approved by a majority of the independent and disinterested members of the Board of Directors, on terms no less favorable to the Company than could be obtained from unaffiliated third parties and in connection with bona fide business purposes of the Company.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the Company's Class A and Class B Common Stock as of August 15, 1997, and as adjusted to reflect the sale by the Company of the shares of Class B Common Stock offered hereby, by: (1) each person who is known by the Company to beneficially own more than 5% of the Company's Class A and Class B Common Stock, (2) each of the Company's directors, (3) each of the Company's officers named under "Management--Summary Compensation Table" and (4) all directors and executive officers of the Company as a group.

                              SHARES BENEFICIALLY OWNED         SHARES BENEFICIALLY OWNED
                                  PRIOR TO OFFERING                 AFTER OFFERING(2)
                          --------------------------------- ---------------------------------
                          NUMBER OF NUMBER OF   PERCENT OF  NUMBER OF NUMBER OF   PERCENT OF
                           CLASS A   CLASS B   TOTAL VOTING  CLASS A   CLASS B   TOTAL VOTING
BENEFICIAL OWNERS          SHARES     SHARES     POWER(1)    SHARES     SHARES      POWER
- -----------------         --------- ---------- ------------ --------- ---------- ------------
Entities Affiliated with
 Texas Pacific Group(3).  1,190,946  8,337,738     76.8%    1,190,946  8,686,565     68.9%
 201 Main Street
 24th Floor
 Fort Worth, TX 76102
Entities Affiliated with
 Silverado Partners(4)..    166,434  1,638,516     11.7%      166,434  1,679,082     10.5%
 1776 2nd Street
 Napa, CA 94559
James G. Coulter(5).....  1,190,946  8,337,738     76.8%    1,190,946  8,686,565     68.9%
William S. Price III(5).  1,190,946  8,337,738     76.8%    1,190,946  8,686,565     68.9%
David Bonderman(5)......  1,190,946  8,337,738     76.8%    1,190,946  8,686,565     68.9%
E. Michael Moone(6).....    145,434  1,336,952     10.1%      145,434  1,377,518      9.0%
George A. Vare(7).......    124,434  1,037,300      8.4%      124,434  1,077,866      7.5%
Walter T. Klenz.........      5,970     51,724        *         5,970     54,066        *
Richard Adams...........        --       1,916        *           --       1,916        *
Randy Christofferson....        --       1,916        *           --       1,916        *
William A. Franke.......        --       1,916        *           --       1,916        *
Timm F. Crull...........        --       1,416        *           --       1,416        *
Jesse Rogers............        --       1,416        *           --       1,416        *
Edward B. Sbragia.......      2,784     27,416        *         2,784     28,507        *
Robert Steinhauer(8)....      2,784     27,416        *         2,784     28,507        *
Richard G. Carter.......      1,194     15,800        *         1,194     16,269        *
Janelle E. Thompson.....      1,194     15,800        *         1,194     16,269        *
All Directors and
 Executive Officers
 as a group
 (20  persons)(9).......  1,374,864 10,173,842     89.1%    1,374,864 10,570,090       80.0%

- --------
 * Less than 1% of the outstanding shares of Common Stock.

(1) In calculating the percent of total voting power, the voting power of shares of Class A Common Stock (twenty votes per share) and Class B Common Stock (one vote per share) has been aggregated.
(2) Assumes that each holder of Series A Preferred Stock purchases the full pro rata share allocated to such holder of the 600,000 shares of Class B Common Stock offered hereby directly by the Company.

(3) Includes 961,662 shares of Class A Common Stock and 6,712,300 shares of Class B Common Stock held by TPG Partners, L.P.; 95,838 shares of Class A Common Stock and 668,948 shares of Class B Common Stock held by TPG Parallel I L.P.; 133,446 shares of Class A Common Stock and 949,240 shares of Class B Common Stock held by Wine World Equity Partners, L.P.; and 7,248 shares of Class B Common Stock held by TPG GenPar, L.P. (TPG Partners, L.P., TPG Parallel I, L.P. Wine World Equity Partners, L.P. and TPG GenPar, L.P. are referred to collectively herein as the "TPG Affiliates"). TPG Advisors, Inc. is the general partner of TPG GenPar, L.P., which in turn is the general partner of each of TPG Partners, L.P. and TPG Parallel I L.P. TPG Partners, L.P. is the general partner of Wine World Equity Partners, L.P.

(4) Includes 103,434 Shares of Class A Common Stock and 735,736 Class B Common Stock held by Silverado Equity Partners L.P. ("Silverado Partners"), 42,000 shares of Class A Common Stock and 322,024 shares of Class B Common Stock held by E. Michael Moone, 21,000 shares of Class A Common Stock and an aggregate of 161,798 shares of Class B Common Stock held by George A. Vare and Vare Family Partners, LP. Also includes 418,788 shares subject to exercisable options held by Messrs. Moone and Vare.

(5) Includes 1,190,946 shares of Class A Common Stock and 8,337,738 shares of Class B Common Stock held by the TPG Affiliates. Messrs. Bonderman, Coulter, and Price, directors of the Company, are each directors, executive officers and shareholders of TPG Advisors, Inc., and hence may be deemed to share voting and investment power with respect to the shares held by the TPG Affiliates. Each of Messrs. Bonderman, Coulter and Price disclaim their beneficial ownership of shares held by the TPG Affiliates except to the extent of their proportionate interest in such entities.

(6) Includes 103,434 shares of Class A Common Stock and 735,736 shares of Class B Common Stock held by Silverado Partners. Mr. Moone, a director of the Company, is a Managing Partner of Silverado Partners, and as such, may be deemed to share voting and investment power with respect to such shares. Mr. Moone disclaims beneficial ownership except to the extent of his proportionate interest therein. Also includes 17,102 shares of Class B Common Stock held by the Moone Family Partnership, L.P., as to which Mr. Moone has shared voting and investment power, and 279,192 shares of Class B Common Stock subject to an exercisable option.

(7) Includes 103,434 shares of Class A Common Stock and 735,736 shares of Class B Common Stock held by Silverado Partners. Mr. Vare, a director of the Company, is a Managing Partner of Silverado Partners, and as such, may be deemed to share voting and investment power with respect to such shares. Mr. Vare disclaims beneficial ownership except to the extent of his proportionate interest therein. Also includes 8,552 shares of Class B Common Stock held by Vare Family Partners, LP as to which Mr. Vare has shared voting and investment power, and 139,596 shares of Class B Common Stock subject to an exercisable option.
(8) Includes 2,784 shares of Class A Common Stock and 27,416 shares of Class B Common Stock held by the Robert E. Steinhauer and Verna Steinhauer 1992 Trust as to which Mr. Steinhauer has shared voting and investment power.

(9) Includes shares held by the TPG Affiliates and Silverado Partners which are affiliated with certain directors.

                         DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

  Upon the closing of this offering, the authorized capital stock of the Company, will consist of 2,000,000 shares of Class A Common Stock, par value $0.0001 per share, 38,000,000 shares of Class B Common Stock, $0.0001 par value, and 5,000,000 shares of undesignated Preferred Stock, par value $0.0001 per share. Of the 38,000,000 shares of Class B Common Stock authorized, 1,019,980 have been reserved for issuance upon conversion of outstanding Class A Common Stock, 2,605,604 have been reserved for issuance pursuant to the Company's stock plans, and 4,850,000 are being offered hereby.

COMMON STOCK

  The Company's Common Stock consists of Class A Common Stock and Class B Common Stock. As of August 15, 1997, there were 1,529,970 shares of Class A Common Stock outstanding held by approximately 50 stockholders of record and 11,266,222 shares of Class B Common Stock outstanding held by approximately 50 stockholders of record.

  Each share of Class A Common Stock is entitled to twenty votes and each share of Class B Common Stock is entitled to one vote on all matters submitted to a vote of the stockholders of the Company. Generally, all matters to be voted upon by stockholders must be approved by a majority of the votes entitled to be cast by all shares of Class A Common Stock and Class B Common Stock, voting together as a single class. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Class A Common Stock and Class B Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy". Dividends payable in shares of Common Stock or in options or similar rights to acquire shares of Common Stock or in securities convertible into or exchangeable for shares of Common Stock may be paid only in shares of or in options or similar rights to the Class B Common Stock. In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock or any class or series of stock ranking prior to the Class A Common Stock and Class B Common Stock.

  The Class A Common Stock is convertible at any time at the option of the holder, on a one-for-one basis, into shares of Class B Common Stock. Additionally, the Class A Common Stock is automatically convertible into shares of Class B Common Stock, on a one-for-one basis, with the approval of a majority of the shares of Class A Common Stock, upon the closing of this offering. The Common Stock has no preemptive or other subscription rights and there are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

  Upon the closing of this offering, the Company expects to redeem all outstanding shares of its Series A Preferred Stock. See Note 9 of Notes to Consolidated Financial Statements for a description of the currently outstanding Preferred Stock. Following this offering, the Company's Certificate of Incorporation will be restated to delete all references to the Series A Preferred Stock and 5,000,000 shares of undesignated Preferred Stock will be authorized. The Board of Directors will have the authority, without further action by the stockholders, to issue from time to time the Preferred Stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock or affect adversely the rights and powers, including voting rights, of the holders of Common Stock, and may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any shares of Preferred Stock.

SILVERADO OPTIONS

  In January 1996, in connection with the Acquisition, the Company issued options to certain members of its Board of Directors affiliated with Silverado Partners (the "Silverado Options") for the purchase of an aggregate of 697,980 shares of Class B Common Stock, at an exercise price of $6.00 per share. The Silverado Options are exercisable at any time prior to January 16, 2006, but only during the one-month period from December 15 of each calendar year to January 15 of the next calendar year; provided, however, that the Silverado Options will become exercisable at any time subsequent to the closing of this offering. As of July 31, 1997, none of the Silverado Options had been exercised. Under the terms of the Amended and Restated Stockholders' Rights Agreement and Voting Agreement dated as of June 7, 1996 (the "Stockholders' Agreement"), holders of the Silverado Options are entitled to certain registration rights with respect to the shares issuable upon exercise of the Silverado Options. See "--Registration Rights".

REGISTRATION RIGHTS

  Pursuant to the Stockholders' Agreement, the holders of approximately 14.0 million shares of Class B Common Stock, including shares of Class B Common Stock issuable upon conversion of Class A Common Stock or the exercise of options, including the Silverado Options (collectively, the "Registrable Shares"), are entitled to certain rights with respect to the registration of such shares under the Securities Act. If the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, holders of the Registrable Shares are entitled to notice of such registration and are entitled to include, at the Company's expense, such shares therein, provided among other conditions, that the underwriters have the right to limit the number of Registrable Shares included in such registration. Additionally, commencing 180 days after the closing of this offering, and subject to certain conditions and limitations, Silverado Partners and certain affiliates (the "Silverado Entities") and TPG have the right to require the Company to file a registration statement under the Securities Act to register all or any part of their Registrable Shares (provided that with respect to such a request made by one of the Silverado Entities there shall be no more than one such registration statement in any one year). New York Life Insurance Company and certain entities affiliated with Crescent/Mach I Partners, L.P. are entitled to similar demand registration rights which take effect immediately upon the consummation of this offering. Further, the holders of Registrable Shares may require the Company to register all or any portion of their Registrable Shares on Form S-3, when such form becomes available to the Company, subject to certain conditions and limitations.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Delaware Law"), an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved by the Board of Directors and the holders of at least

66 2/3% of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). A "business combination" includes a merger, asset sale or other transaction resulting in financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within the three prior years, did own) 15% or more of the corporation's voting stock. This statutory prohibition does not apply if, upon consummation of the transaction in which any person becomes an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares held by persons who are both directors and officers or by certain stock option plans).

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Company has adopted provisions in its Certificate of Incorporation that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under Delaware Law. Delaware Law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability (1) any breach of their duty of loyalty to the Company or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) unlawful payment of dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the Delaware Law, or (4) any transaction from which the director derived an improper personal benefit.

  The Company's Bylaws also provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware Law. The Company has entered into separate indemnification agreements with its directors and officers that could require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Company believes that the limitation of liability provision in its Certificate of Incorporation and these indemnification agreements will facilitate the Company's ability to continue to attract and retain qualified individuals to serve as directors and officers of the Company.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Class B Common Stock is BankBoston, N.A.

LISTING

  Application has been made for the quotation of the Class B Common Stock on the Nasdaq National Market under the symbol "BERW". The Company has not applied to list its Common Stock on any other exchange or quotation system.

                        DESCRIPTION OF CREDIT AGREEMENT

  The following is a summary of certain provisions of the Company's Second Amended and Restated Credit Agreement, dated as of February 28, 1997, by and among the Company, Pacific Coast Farm Credit Services, ACA ("PCFC") other banks and lenders party thereto (collectively, the "Lenders") and PCFC, as agent on behalf of the Lenders (the "Credit Agreement"). Such summary does not purport to be complete and is qualified in its entirety by all of the provisions of such agreements, which was filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

  The Credit Agreement provides for a senior secured credit facility consisting of (1) a term loan of $182.5 million (the "Term Loan") divided into tranches of $20 million ("Term Loan Tranche A") and $162.5 million ("Term Loan Tranche B"), and (2) a revolving credit facility (the "Revolving Facility") of up to $150 million, which includes a $10 million letter of credit subfacility.

  Interest on outstanding Term Loan indebtedness accrues at a fixed rate determined by reference to the particular Term Loan tranche and the interest period selected by the Company. The Company is obligated to make payments of principal and interest on such indebtedness on a quarterly basis. Principal and interest on indebtedness currently outstanding under the Term Loan is payable as follows: (1) with respect to $20 million of indebtedness outstanding under Term Loan Tranche A, interest and principal are payable quarterly, commencing on April 1, 1999, in an amount approximating the equal amortization of such principal and interest based on the Fixed Rate Average in effect on January 16, 1999 and amortized over a period of 17.5 years from January 16, 1999; and (2) with respect to $162 million of indebtedness outstanding under Term Loan Tranche B, interest and principal are payable quarterly, commencing on April 1, 1997, in accordance with principal amounts set forth in a schedule to the Credit Agreement amortized over a period of
19.5 years from January 16, 1997.

  Outstanding indebtedness under the Revolving Facility bears interest at a variable rate equal to the sum of (1) the higher of the prime rate or the rate announced by the equal amortization of Bank of America NT & SA from time to time as its reference rate and (2) a margin of 0.75% per annum, subject to reduction in the event the Company attains certain funded debt/EBITDA ratios. The Company may, at its option, elect to pay interest on all or any portion of outstanding indebtedness under the Revolving Facility at a fixed interest rate in accordance with procedures set forth in the Credit Agreement.

  The Credit Agreement further provides for mandatory prepayment of certain outstanding amounts in the event the Company sells real estate and certain other fixed assets, incurs additional indebtedness other than purchase money indebtedness, issues additional stock or makes a payment on account of the principal portion of any subordinated debt.

  The obligations of the Company under the Credit Agreement are secured by substantially all of the assets of the Company, including cash, accounts receivable, equipment, intellectual property and real property, as well as the stock of certain of the Company's subsidiaries.

  The Credit Agreement sets forth certain financial tests which the Company is obligated to satisfy on a consolidated basis. These tests include a funded debt/EBITDA ratio, a leverage ratio, a current ratio, a minimum net worth and a debt coverage ratio. The Credit Agreement also contains a number of affirmative and negative covenants relating to such matters as maintenance of corporate existence and conduct of business, maintenance of insurance, performance of agreements, incurrence of additional indebtedness, maintenance of equipment and fixtures, the granting or existence of certain liens, sale of assets, purchase of real estate, payment in respect of subordinated debt and termination of real property leases.

  The financial and other covenants in the Credit Agreement may prevent the Company from carrying out a transaction or taking other action otherwise determined by the Board of Directors to be in the best interests of the Company. For example, the covenant regarding limitations on incurrence of indebtedness may preclude the Company from making an acquisition (whether by merger or some other form). See "Risk Factors--Capital Requirements and Leverage".

  The Credit Agreement also contains a number of Events of Default, including without limitation the following: failure to pay interest, principal or expenses under the Credit Agreement and related documents when due and payable; breach of the covenants, representations, warranties and other provisions of the Credit Agreement and related documents; the institution of certain voluntary or involuntary insolvency actions by or against the Company; the acquisition by Beringer Wine Estates Holding, Inc. of any assets other than the stock of Beringer Wine Estates; the Company's failure to obtain a stay or discharge of an uninsured judgment against it in excess of $50,000; the occurrence of an event of default under, or the termination of, any guaranty relating to the Company's obligations under the Credit Agreement; the Company's failure to make payment under any agreement to which it is a party involving indebtedness in excess of $1,000,000; certain events relating to ERISA involving a liability in certain cases exceeding $50,000 or liabilities exceeding in the aggregate $100,000; and payment of principal with respect to the Company's subordinated debt. Upon the occurrence of an Event of Default, the Lenders have the right, in addition to other available remedies, to terminate the Term Loan and the Revolving Facility, to declare all indebtedness immediately due and payable, and to thereafter pursue applicable remedies against any and all collateral securing payment of such indebtedness.

  The maturity date under the Revolving Facility is January 16, 2001 and the maturity date of the Term Loan is July 16, 2005.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering there has been no public market for the Class B Common Stock, and no predictions can be made regarding the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale. Nevertheless, sales of substantial amounts of Class B Common Stock in the public market after these restrictions lapse could adversely affect the prevailing market price.

  Upon completion of this offering, the Company will have outstanding 1,529,970 shares of Class A Common Stock and 16,547,834 shares of Class B Common Stock (assuming the Underwriters' over-allotment option is not exercised). The Class A Common Stock is convertible on a share-for-share basis into Class B Common Stock and must be converted to effect any public sale of such stock. The 4,250,000 shares of Class B Common Stock being sold to the public by the Underwriters hereby will be freely tradable (other than by an "affiliate" of the Company) without restriction or registration under the Securities Act. All remaining shares of Class B Common Stock were issued and sold by the Company in private transactions ("Restricted Shares") and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or 701 thereunder. For purposes of Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer.

  The Company's directors, executive officers and certain stockholders, who collectively hold an aggregate of approximately 1,000,000 shares of Class A Common Stock and approximately 11 million shares of Class B Common Stock, and who may acquire additional shares of Class B Common Stock in this offering, have agreed pursuant to certain agreements that they will not sell, either publicly or privately, any Class B Common Stock owned by them without the prior written consent of the representatives of the Underwriters for a period of 180 days from the date of this Prospectus (the "Lockup Period"). Following the expiration of the Lockup Period, approximately 14.0 million shares of Class B Common Stock, including shares issuable upon conversion of Class A Common Stock and shares issuable upon the exercise of certain options, will be available for sale in the public market subject to compliance with Rule 144 or Rule 701, including approximately 12.0 million shares eligible for sale under Rule 144(k). In addition, the Company has agreed that, during the Lockup Period, subject to certain exceptions, that it will not issue, sell, offer or agree to sell other than pursuant to the ESPP, grant any options for the sale of (other than stock options under the Company's stock plans) or otherwise dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable for Common Stock, other than pursuant to this offering. See "Underwriting".

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, an affiliate of the Company, or a holder of Restricted Shares who owns beneficially shares that were not acquired from the Company or an affiliate of the Company within the previous year, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (1) 1% of the then outstanding shares of Class B Common Stock (approximately 165,000 shares immediately after this offering, assuming no exercise of the Underwriters' over-allotment option) or (2) the reported average weekly trading volume of the Class B Common Stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. However, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale, and who has owned beneficially Restricted Shares for at least two years, is entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner-of-sale provisions or notice requirements. The foregoing is a summary of Rule 144 and is not intended to be a complete description of it.

  Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisers prior to the closing of this offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Commission has indicated that Rule 701 will apply to stock options granted by the Company under its employee benefit plans before this offering, along with the shares acquired upon exercise of such options. Securities issued in reliance on Rule 701 are deemed to be Restricted Shares and, beginning 90 days after the date of this Prospectus (unless subject to the contractual restrictions described above for the Lockup Period), may be sold by persons other than affiliates of the Company subject only to the manner-of-sale provisions of Rule 144 and by affiliates of the Company under Rule 144 without compliance with its two-year minimum holding period requirements.

  The Company intends to file registration statements on Form S-8 under the Securities Act covering approximately 2.6 million shares of Class B Common Stock reserved for issuance under the Company's stock plans. Such registration statements are expected to be filed soon after the date of this Prospectus and will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the public market, unless such shares are subject to vesting restrictions with the Company or the contractual restrictions described above. See "Management-- Employee Benefit Plans--1996 Stock Option Plan", and "--Employee Stock Purchase Plan".

  In addition, after this offering, the holders of approximately 14.0 million shares of Class B Common Stock and Class B Common Stock issuable upon conversion of the Class A Common Stock or the exercise of options will be entitled to certain rights to cause the Company to register the sale of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of such registration. See "Description of Capital Stock--Registration Rights".

                                 LEGAL MATTERS

  The validity of the Class B Common Stock offered hereby and certain other legal matters will be passed upon for the Company by Pillsbury Madison & Sutro LLP, San Francisco, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Gibson, Dunn & Crutcher LLP, Los Angeles, California.

                                    EXPERTS

  The financial statements as of June 30, 1996 and 1997 and for the years ended June 30, 1995 and 1997 and the six months ended December 31, 1995 and June 30, 1996 included in this Prospectus and the financial statement schedules included in the Registration Statement have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement under the Securities Act with respect to the Class B Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Class B Common Stock offered hereby, reference is hereby made to such Registration Statement, exhibits and schedules. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete; with respect to each such contract or document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. A copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549; the New York Regional Office located at 7 World Trade Center, 13th Floor, New York, New York 10048; and the Chicago Regional Office located at Citicorp Center, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission. In addition, the Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
Report of Independent Accountants........................................ F-2
Consolidated Balance Sheets as of June 30, 1996 and 1997................. F-3
Consolidated Statements of Operations for the years ended June 30, 1995 and 1997 and for the six months ended December 31, 1995 and
 June 30, 1996........................................................... F-4
Consolidated Statements of Changes in Common Stock and Other Stockhold-
 ers' Equity for the year ended June 30, 1995 and the six months ended
 December 31, 1995....................................................... F-5
Consolidated Statements of Changes in Common Stock and Other Stockhold-
 ers' Equity for the six months ended June 30, 1996 and the year ended
 June 30, 1997........................................................... F-6
Consolidated Statements of Cash Flows for the years ended June 30, 1995 and 1997 and for the six months ended December 31, 1995 and June 30,
 1996.................................................................... F-7
Notes to Consolidated Financial Statements............................... F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Beringer Wine Estates Holdings, Inc.

  The stock split described in Note 1 to the consolidated financial statements has not been consummated at August 27, 1997. When it has been consummated, we will be in a position to furnish the following report:

  "In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Beringer Wine Estates Holdings, Inc. and its subsidiaries at June 30, 1997 and 1996, and the results of their operations, and their cash flows for the years ended June 30, 1995 and 1997 and the six month periods ended December 31, 1995 and June 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above."

PRICE WATERHOUSE LLP

San Francisco, California
August 15, 1997

                      BERINGER WINE ESTATES HOLDINGS, INC.

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                JUNE 30,
                                                            ------------------
                                                              1996      1997
                                                            --------  --------
                          ASSETS
Current assets:
 Cash...................................................... $ 14,223  $    115
 Accounts receivable-trade, net............................   23,484    28,226
 Inventories...............................................  208,069   214,097
 Prepaids and other current assets.........................    3,994     5,024
                                                            --------  --------
  Total current assets.....................................  249,770   247,462
Property, plant and equipment, net.........................  182,520   212,378
Investments................................................       88       267
Notes receivable from affiliate............................      930        --
Other assets, net..........................................    5,434     7,077
                                                            --------  --------
   Total assets............................................ $438,742  $467,184
                                                            ========  ========
 LIABILITIES, REDEEMABLE PREFERRED STOCK AND COMMON STOCK
              AND OTHER STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable-trade.................................... $  9,053  $ 10,114
 Book overdraft liability..................................       --     2,001
 Accrued promotion expenses................................    1,429     2,461
 Accrued payroll, bonuses and benefits.....................    4,059     3,661
 Accrued interest..........................................    5,034     5,998
 Other accrued expenses....................................    1,538     5,698
 Income taxes payable......................................      946        --
 Deferred tax liabilities..................................   13,742     4,104
 Current portion of long-term debt.........................      816     3,714
 Due to Nestle (Note 12)...................................    4,024        --
                                                            --------  --------
  Total current liabilities................................   40,641    37,751
Line of credit.............................................   86,000   104,000
Long-term debt, less current portion.......................  202,428   211,398
Deferred tax liabilities...................................   32,189    29,368
Other liabilities..........................................       --     6,333
                                                            --------  --------
  Total liabilities........................................  361,258   388,850
                                                            --------  --------
Commitments and contingencies (Notes 12 and 13)
Redeemable preferred stock:
 Redeemable Series A Preferred Stock, $0.0001 par value;
  stated at redemption value, less non-accreted discount of
  $2,836,000 and $2,738,000, including cumulative dividends
  in arrears; 2,000,000 shares authorized; 319,389 and
  369,640 shares issued and outstanding....................   29,103    34,341
                                                            --------  --------
Common stock and other stockholders' equity:
 Class A Common Stock, $0.0001 par value; 2,000,000 shares
  authorized; 1,008,000 and 1,019,980 shares issued and
  outstanding..............................................       --        --
 Class B Common Stock, $0.0001 par value; 38,000,000 shares
  authorized; 10,639,590 and 11,716,212 shares issued and
  outstanding..............................................        1         1
 Notes receivable from stockholders........................     (340)     (636)
 Warrants (Note 11)........................................    1,848     1,848
 Additional paid-in-capital................................   56,237    57,594
 Accumulated deficit.......................................   (9,365)  (14,814)
                                                            --------  --------
   Total common stock and other stockholders' equity.......   48,381    43,993
                                                            --------  --------
 Total redeemable preferred stock, common stock and other
  stockholders' equity.....................................   77,484    78,334
                                                            --------  --------
   Total liabilities redeemable preferred stock, common
    stock and other stockholders' equity................... $438,742  $467,184
                                                            ========  ========

                See notes to consolidated financial statements.

                      BERINGER WINE ESTATES HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                        OLD BERINGER          NEW BERINGER
                                   ----------------------- -------------------
                                               SIX MONTHS  SIX MONTHS   YEAR
                                   YEAR ENDED    ENDED       ENDED     ENDED
                                    JUNE 30,  DECEMBER 31,  JUNE 30,  JUNE 30,
                                      1995        1995        1996      1997
                                   ---------- ------------ ---------- --------
Gross revenues...................   $213,742    $113,057    $131,227  $282,801
Less excise taxes................     11,732       6,190       6,364    13,341
                                    --------    --------    --------  --------
Net revenues.....................    202,010     106,867     124,863   269,460
Cost of goods sold...............    101,287      54,114      93,626   177,829
                                    --------    --------    --------  --------
Gross profit.....................    100,723      52,753      31,237    91,631
Selling and marketing expense....     55,631      29,608      30,690    67,701
General and administrative expense     8,375       5,633       5,330    10,946
Amortization of goodwill.........      1,912         956          --        --
                                    --------    --------    --------  --------
Operating income (loss)..........     34,805      16,556      (4,783)   12,984
Other income (expense):
 Interest expense................     (5,730)     (2,214)    (12,830)  (26,401)
 Other, net......................      1,047         125         255       892
                                    --------    --------    --------  --------
Income (loss) before income taxes
 ................................     30,122      14,467     (17,358)  (12,525)
(Provision for) benefit of income
 taxes...........................    (13,369)     (6,381)      7,993     7,076
                                    --------    --------    --------  --------
Net income (loss)................   $ 16,753    $  8,086      (9,365)   (5,449)
                                    ========    ========
Cumulative preferred stock divi-
 dend and accretion of discount..                             (2,054)   (4,920)
                                                            --------  --------
Net loss allocable to common
 stockholders....................                           $(11,419) $(10,369)
                                                            ========  ========
Loss per share:
 Primary.........................                           $  (1.04) $  (0.85)
                                                            ========  ========
 Supplemental (unaudited) (Note
  1).............................                                     $  (0.26)
                                                                      ========
Weighted average number of common
 shares and equivalents outstanding:
 Primary.........................                             10,978    12,184
                                                            ========  ========
 Supplemental (unaudited)........                                       17,034
                                                                      ========

                See notes to consolidated financial statements.

                      BERINGER WINE ESTATES HOLDINGS, INC.

   CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCK AND OTHER STOCKHOLDERS'
                                     EQUITY
        YEAR ENDED JUNE 30, 1995 AND SIX MONTHS ENDED DECEMBER 31, 1995
                         (IN THOUSANDS, EXCEPT SHARES)

                                     COMMON STOCK  ADDITIONAL
                                     -------------  PAID-IN-  RETAINED
                                     SHARES AMOUNT  CAPITAL   EARNINGS   TOTAL
                                     ------ ------ ---------- --------  --------
Balance at June 30, 1994............   51    $51    $125,581  $15,248   $140,880
 Net income.........................                           16,753     16,753
 Contributions from stockholder.....                     693                 693
                                      ---    ---    --------  -------   --------
Balance at June 30, 1995............   51     51     126,274   32,001    158,326
 Net income.........................                            8,086      8,086
 Contributions from stockholder.....                      17                  17
 Dividends paid to stockholder......                           (5,000)    (5,000)
                                      ---    ---    --------  -------   --------
Balance at December 31, 1995........   51    $51    $126,291  $35,087   $161,429
                                      ===    ===    ========  =======   ========



                See notes to consolidated financial statements.

                      BERINGER WINE ESTATES HOLDINGS, INC.

   CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCK AND OTHER STOCKHOLDERS'
                                     EQUITY
        SIX MONTHS ENDED JUNE 30, 1996 AND THE YEAR ENDED JUNE 30, 1997
                         (IN THOUSANDS, EXCEPT SHARES)

                         CLASS A COMMON CLASS B COMMON     NOTES
                             STOCK           STOCK       RECEIVABLE           ADDITIONAL
                         -------------- ---------------     FROM               PAID-IN   ACCUMULATED
                          SHARES   $'S    SHARES   $'S  STOCKHOLDERS WARRANTS  CAPITAL     DEFICIT    TOTAL
                         --------- ---- ---------- ---- ------------ -------- ---------- ----------- -------
Balance at January 1,
1996....................    70,000 $ --    630,000 $ --    $  --      $   --   $     5    $     --   $     5
 Net loss...............                                                                    (9,365)   (9,365)
 Issuance of stock......   938,000   -- 10,009,590    1     (340)               58,286                57,947
 Issuance of stock
 warrants...............                                               1,848                           1,848
 Preferred stock divi-
 dend and accretion of
 discount...............                                                        (2,054)               (2,054)
                         --------- ---- ---------- ----    -----      ------   -------    --------   -------
Balance at June 30,
1996.................... 1,008,000   -- 10,639,590    1     (340)      1,848    56,237      (9,365)   48,381
 Net loss...............                                                                    (5,449)   (5,449)
 Issuance of stock......    11,980   --  1,076,622   --     (402)                6,277                 5,875
 Repayment of notes re-
 ceivable from stock-
 holders................                                     106                                         106
 Preferred stock divi-
 dend and accretion of
 discount...............                                                        (4,920)               (4,920)
                         --------- ---- ---------- ----    -----      ------   -------    --------   -------
Balance at June 30,
1997.................... 1,019,980 $ -- 11,716,212 $  1    $(636)     $1,848   $57,594    $(14,814)  $43,993
                         ========= ==== ========== ====    =====      ======   =======    ========   =======


                See notes to consolidated financial statements.

                      BERINGER WINE ESTATES HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                       OLD BERINGER          NEW BERINGER
                                                                                  ----------------------- -------------------
                                                                                              SIX MONTHS  SIX MONTHS   YEAR
                                                                                  YEAR ENDED    ENDED       ENDED      ENDED
                                                                                   JUNE 30,  DECEMBER 31,  JUNE 30,   JUNE 30,
                                                                                     1995        1995        1996      1997
                                                                                  ---------- ------------ ----------  -------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)...............................................................  $16,753     $ 8,086    $  (9,365)  $(5,449)
 Adjustments to reconcile net income (loss) to net cash provided by (used in)
  operating activities:
  Deferred taxes.................................................................    1,522         968       (8,930)  (15,596)
  Depreciation...................................................................    8,547       4,278        1,873     5,429
  Amortization...................................................................    1,910         956          397       970
  Provision for doubtful accounts................................................        1          --           --       210
  Other..........................................................................       (7)       (189)          33       (17)
 Change in assets and liabilities:
  Accounts receivable-trade......................................................     (526)        (91)        (688)   (4,139)
  Inventories....................................................................      445     (24,536)      48,864    17,412
  Prepaids and other assets......................................................   (1,312)       (463)         (95)   (2,786)
  Accounts payable-trade.........................................................    3,540       4,427       (4,938)    1,991
  Book overdraft liability.......................................................       --          --           --     2,001
  Accrued promotion expenses.....................................................      631        (228)         234     1,032
  Accrued payroll, bonuses and benefits..........................................     (956)        608        1,236      (398)
  Accrued interest...............................................................      327      (1,810)       5,034       964
  Other accrued expenses.........................................................      803       1,219         (900)    1,137
  Income taxes payable...........................................................    7,101       3,114          946      (946)
  Other liabilities..............................................................       --          --           --     6,333
                                                                                   -------     -------    ---------   -------
   Net cash provided by (used in) operating activities...........................   38,779      (3,661)      33,701     8,148
                                                                                   -------     -------    ---------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Acquisitions of property, plant and equipment...................................  (10,763)     (7,082)      (3,031)  (33,956)
 Dispositions of property, plant and equipment...................................    1,146         997           --       187
 Beringer Acquisition (Note 2)...................................................       --          --     (271,798)       --
 CSJ Acquisition (Note 2)........................................................       --          --      (31,176)       --
 SLW Acquisition (Note 2)........................................................       --          --          --    (20,351)
 Distributions from investments..................................................      148          --           86        --
 Proceeds from notes receivable from affiliate...................................       --          --          350        --
                                                                                   -------     -------    ---------   -------
   Net cash used in investing activities.........................................   (9,469)     (6,085)    (305,569)  (54,120)
                                                                                   -------     -------    ---------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net proceeds from line of credit................................................       --          --       86,000    18,000
 Proceeds from long-term debt....................................................       --          --      203,152    12,500
 Repayments of long-term debt....................................................       --          --           --      (816)
 Net proceeds (repayment) of amounts due to Nestle...............................  (26,920)     11,589      (91,738)   (4,024)
 Issuance of common stock........................................................       --          --       54,417     5,780
 Issuance of preferred stock.....................................................       --          --       27,049       318
 Issuance of stock warrants......................................................       --          --        1,848        --
 Proceeds from notes receivable from stockholders................................       --          --           --       106
 Contributions from Nestle.......................................................       --          17           --        --
                                                                                   -------     -------    ---------   -------
 Net cash provided by (used in) financing activities.............................  (26,920)     11,606      280,728    31,864
                                                                                   -------     -------    ---------   -------
 Net increase (decrease) in cash.................................................    2,390       1,860        8,860   (14,108)
 Cash at beginning of the period.................................................    1,113       3,503        5,363    14,223
                                                                                   -------     -------    ---------   -------
 Cash at end of the period.......................................................  $ 3,503     $ 5,363    $  14,223   $   115
                                                                                   =======     =======    =========   =======

                See notes to consolidated financial statements.

                     BERINGER WINE ESTATES HOLDINGS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF BUSINESS

  Beringer Wine Estates Holdings, Inc. (BWEH or the Company), a Delaware corporation, was incorporated for the purpose of acquiring Beringer Wine Estates Company and its wholly owned subsidiaries. The acquisition from Nestle Holdings, Inc. (Nestle) of all of the outstanding common stock of Beringer Wine Estates Company by BWEH took place on January 1, 1996 (Note 2). BWEH constitutes the successor company (New Beringer). The historical results of operations through December 31, 1995 are the results of Beringer Wine Estates Company and its consolidated subsidiaries (Old Beringer).

  The Company is engaged in the operation of vineyards and wineries and the production and sale of premium bottled wine. The majority of its operations are carried out in California. The Company sells its wine principally in the United States to distributors for resale to retail outlets and restaurants. A substantial portion of its sales are concentrated in California and, to a lesser extent, the States of New York, New Jersey, Texas, Illinois, Pennsylvania and Florida. Export sales for all periods presented account for approximately 4% of net revenues, with major markets in Europe, Canada and Asia.

  Prior to December 1995, NOTG Holdings, Inc. (NOTG), a wholly owned subsidiary of Nestle, owned all of the outstanding stock of Alexander Cairns & Sons Ltd. (ACS), which in turn owned all of the outstanding stock of A.C. Wines, Inc. (ACW), which in turn owned all of the outstanding stock of Beringer Wine Estates Company (formerly Wine World Estates Company). In December 1995, NOTG, ACS and ACW were merged with and into Beringer Wine Estates Company. As each of these entities was under the common control of Nestle, these transfers and exchanges have been accounted for at historical cost in a manner consistent with that used in pooling of interest accounting. Consequently, the accompanying consolidated financial statements have been presented as though these transfers and exchanges occurred on July 1, 1994.

  On August 25, 1997, the Board of Directors approved an increase of the authorized shares of Class B Common Stock to 38,000,000 shares. On this date, the Board also authorized a 2-for-1 stock split of all outstanding Class A and Class B Common Stock and all options and warrants exercisable for such stock then outstanding. Accordingly, all references in the consolidated financial statements referring to Common Stock shares, share prices, per share amounts, stock plans, and warrants have been adjusted retroactively to reflect this stock split. These actions must be approved by the Company's stockholders.

  On August 25, 1997, the Board of Directors approved the following: (a) a change in voting rights of Class A Common Stock from fifty to twenty votes per share, (b) a conversion provision allowing all holders of Class A Common Stock the right to increase their shares of Class A Common Stock by fifty percent by converting, on a one-for-one basis, Class B Common Stock into Class A Common Stock, (c) an increase in the number of shares which may be issued under the 1996 Stock Option Plan (Note 11) from 705,604 to 2,205,604, (d) authorization of 5,000,000 shares of undesignated Preferred Stock, par value $0.0001 per share, and (e) adoption of the 1998 Stock Option Plan (Note 11). These actions must be approved by the Company's stockholders.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation. The consolidated financial statements include the accounts of BWEH and all of its subsidiaries. All significant intercompany transactions and balances have been eliminated. The Company's investments in corporations and partnerships, the more significant of which includes a 33 percent interest in Pressoir Deutz and a 50 percent interest in Calcork, are accounted for using the equity method as the Company has the ability to exercise significant influence over the operating and financial policies of the investees, but does not have the ability to control them. The Company's equity

                     BERINGER WINE ESTATES HOLDINGS, INC.

share of net income (loss) from investees is not significant and is included in other income (expense), net in the accompanying Consolidated Statements of Operations.

  Use of estimates. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Inventories. Inventories are valued at the lower of cost or market. Inventory costs for wine and supplies are determined using the first-in, first-out (FIFO) method. Costs associated with growing crops are recorded as inventory and are recognized as wine inventory in the year in which the related crop is harvested. In accordance with general practice in the wine industry, wine inventories are included in current assets, although a portion of such inventories may be aged for periods longer than one year.

  Property, plant and equipment. Property, plant and equipment is stated at the lower of cost or, if impaired, the fair value at date of impairment. Property, plant and equipment, including vineyards infested with phylloxera, are deemed to be impaired if, on an undiscounted basis, the sum of the estimated future cash flows is less than the carrying amount of the asset. Maintenance and repairs are expensed as incurred. Costs incurred in developing vineyards, including related interest costs, are capitalized until the vineyards become commercially productive.

  Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets amounting to 15 to 25 years for vineyards, 40 years for buildings, and 5 to 30 years for machinery and equipment. Estimated useful lives of vineyards infested with phylloxera are adjusted to the Company's estimate of the remaining productive life of the vineyards, and currently range from 1 to 5 years. Leasehold improvements are amortized over the estimated useful lives of the improvements or the terms of the related lease, whichever is shorter.

  Allowance for doubtful accounts. Accounts receivable-trade are presented net of an allowance for doubtful accounts totaling $174,000 and $251,000 at June 30, 1996 and 1997, respectively.

  Goodwill. Through December 31, 1995, Goodwill was amortized on a straight-line basis over 17 years. The Goodwill was eliminated in connection with the acquisition of the Company on January 1, 1996 (Note 2).

  Other assets. Other assets include loan fees and long-term prepaid lease costs. Loan fees are amortized over the terms of the related loans. Prepaid lease costs will be offset against future operating lease obligations.

  Income taxes. Income taxes are recorded using the liability method. Under this method, deferred taxes are determined by applying current tax rates to the differences between the tax and financial reporting bases of the Company's assets and liabilities. In estimating future tax consequences, all expected future events are considered, except for potential income tax law or rate changes.

  Advertising costs. The Company expenses costs relating to advertising either as the costs are incurred or the first time the advertising takes place. Point of sale materials are accounted for as prepaid expenses and charged to advertising expense as utilized. Advertising expense, including point of sale materials charged to expense, totaled $11,305,000, $15,616,000, $6,655,000 and $4,518,000 for the years ended June 30, 1995 and 1997, and for the six months ended December 31, 1995 and June 30, 1996, respectively.

                     BERINGER WINE ESTATES HOLDINGS, INC.

  Major customers. The Company sells the majority of its wines through distributors in the United States and through brokers and agents in export markets. There is a common ownership in several distributorships in different states that, when considered to be one entity, represented 17.8%, 29.8%, 17.0% and 18.6%, respectively, of net revenues for the years ended June 30, 1995 and 1997 and for the six months ended December 31, 1995 and June 30, 1996. Trade accounts receivable from these distributors at June 30, 1996 and 1997 totaled $4,636,000 and $7,396,000, respectively. There is another distributor whose purchases accounted for 15.9%, 16.2% and 13.9% of net revenues for the year ended June 30, 1995 and for the six months ended December 31, 1995 and June 30, 1996. Trade accounts receivable from this distributor at June 30, 1996 totaled $4,547,000.

  Fair value of financial instruments. The fair value of the Company's long-term debt and line of credit is estimated based on the current rates offered to the Company for financings of the same remaining maturities. The carrying amount of the Company's long-term debt and line of credit approximates fair value. It is not practicable to estimate the fair value of notes receivable from affiliate or amounts due to Nestle at June 30, 1996, due to the related party relationships involved. It is also not practicable to estimate the fair value of the redeemable preferred stock because it is not traded in the open market and hence its value is not readily determinable.

  Forward Exchange Contracts. The Company has only a limited involvement with forward exchange contracts and does not use them for trading purposes. Forward exchange contracts are used to manage exchange rate risks on certain purchase commitments, generally French oak barrels, denominated in foreign currencies. Gains and losses relating to firm purchase commitments are deferred and are recognized as adjustments of carrying amounts or in income when the hedged transaction occurs. The Company had no forward exchange contracts outstanding at June 30, 1996 or 1997.

  Stock based compensation. On July 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123 (FAS 123), Accounting for Stock-Based Compensation, which allows companies to measure compensation cost in connection with their employee stock compensation plans either using a fair value based method or to continue to use an intrinsic value based method. The Company will continue to use the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25 (APB 25) and its related Interpretations, which generally does not result in compensation cost. The Company's stock option plans are discussed in Note 11.

  Loss per share. Loss per common share is computed using the weighted average number of Class A and B common and common equivalent shares, if dilutive, outstanding during each period. Common equivalent shares consist of stock options and warrants (using the "treasury stock" method). Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, such computations include all common and common equivalent shares issued within the twelve months preceding the initial filing date of the Company's Registration Statement as if they were outstanding for all periods presented, using the treasury stock method and an assumed initial public offering price, regardless of their anti-dilutive impact. Earnings per share for Old Beringer have not been presented as they are not considered meaningful in light of the significant changes in capital structure resulting from the Company's acquisition of Old Beringer. All share, per share and common stock amounts used for purposes of calculating primary earnings per share have been adjusted retroactively to give effect to the stock split described above.

  For the supplemental loss per common and common equivalent share calculation, common shares anticipated to be sold by the Company to the public pursuant to a public offering

                      BERINGER WINE ESTATES HOLDINGS, INC.

contemplated in October 1997 were added to the weighted average number of common shares computed for primary loss per share to determine the supplemental weighted average number of common shares outstanding. Supplemental net income was determined assuming the public offering took place on July 1, 1996 and generated net proceeds of $20.34 per share. It was also assumed that the net proceeds, estimated to be $98,665,000, were used to repurchase all of the outstanding shares of preferred stock, repay all of the outstanding senior subordinated notes, including a prepayment penalty (Note 6), and $16,015,000 and $6,000,000 of the line of credit and long-term debt, respectively. The resulting reduction in net loss from adding back the preferred stock dividend and accretion of discount and interest expense, and the additional net loss from the extraordinary loss on the early redemption of the subordinated notes, net of income taxes, were $4,920,000, $3,807,000 and $2,833,000, respectively, for the year ended June 30, 1997 was added to net income to determine supplemental net income. Supplemental net income was divided by the supplemental weighted average number of common shares outstanding to determine supplemental earnings per share.

  In February 1997, the Financial Accounting Standards Board issued Statement No. 128 (FAS 128), Earnings per Share. This Statement establishes new accounting standards for the computation and manner of presentation of the Company's earnings per share. The Company will be required to adopt the provisions of FAS 128 for the quarter ending December 31, 1997. Earlier application is not permitted. The Company does not believe the adoption of FAS 128 will have a material impact on earnings per share data.

2.ACQUISITIONS

  On January 1, 1996, pursuant to a Stock Purchase Agreement among the Company, Nestle, and TPG Partners, L.P. (TPG), the Company acquired all of the then outstanding common stock of Beringer Wine Estates Company from Nestle (the "Beringer Acquisition"). The Company financed the acquisition through the issuance of common and preferred stock (Notes 9 and 10), the issuance of senior subordinated notes and the incurrence of long-term indebtedness under the Company's credit agreement (Note 6) which eliminated short-term mezzanine financing provided by the seller.

  On April 1, 1996, pursuant to an Asset Purchase Agreement between the Company and Suntory International Corporation (Suntory), the Company acquired the net assets of Chateau St. Jean from Suntory (the "CSJ Acquisition"). On February 28, 1997, pursuant to a Stock and Asset Purchase Agreement between the Company and Stags' Leap Winery, Inc., Stags' Leap Associates, and various individuals, the Company acquired all of the outstanding common stock of Stags' Leap Winery, Inc. and certain assets from Stags' Leap Associates and the various individuals (the "SLW Acquisition").

  Each acquisition has been accounted for using the purchase method of accounting. The total cost of each acquisition follows (in thousands):

                                              BERINGER       CSJ         SLW
                                             ACQUISITION ACQUISITION ACQUISITION
                                             ----------- ----------- -----------
Cash paid, net of cash purchased............  $258,262     $29,312     $19,197
Amount due to seller........................    95,762          --       2,850
Acquisition costs...........................    17,036       1,864       1,154
                                              --------     -------     -------
 Total purchase price.......................  $371,060     $31,176     $23,201
                                              ========     =======     =======

                     BERINGER WINE ESTATES HOLDINGS, INC.

  The allocation of purchase price to the assets acquired and liabilities assumed has been made using estimated fair values at the applicable dates of acquisition based on independent appraisals and on studies performed by management. The purchase price allocations are summarized as follows (in thousands):

                                            BERINGER       CSJ         SLW
                                           ACQUISITION ACQUISITION ACQUISITION
                                           ----------- ----------- -----------
Fair market value of assets acquired, net
 of cash purchased:
  Accounts receivable.....................  $ 20,169     $ 2,627     $   813
  Inventories.............................   231,489      23,057      20,046
  Property, plant and equipment...........   178,557      10,942      12,300
  Other...................................    17,153       2,360         740
                                            --------     -------     -------
                                             447,368      38,986      33,899
Fair value in excess of purchase price
 offset against
 non-current assets acquired..............        --      (5,750)     (7,388)
Liabilities assumed.......................   (21,436)       (400)       (173)
Deferred tax liabilities..................   (54,872)     (1,660)     (3,137)
                                            --------     -------     -------
                                            $371,060     $31,176     $23,201
                                            ========     =======     =======

  Results of operations of the CSJ Acquisition and SLW Acquisition are included in the Consolidated Statements of Operations since their respective acquisition dates. The following pro forma unaudited information has been prepared assuming that the CSJ Acquisition had taken place on July 1, 1995 and the SLW Acquisition had taken place on July 1, 1996 (in thousands, except per share data):

                           SIX MONTHS
                             ENDED     SIX MONTHS  YEAR ENDED
                          DECEMBER 31, ENDED JUNE   JUNE 30,
                              1995      30, 1996      1997
                          ------------ ----------- -----------
                          (UNAUDITED)  (UNAUDITED) (UNAUDITED)
Net revenues............    $118,072    $133,312    $273,730
Operating income (loss).      15,574     (6,310)      11,790
Net loss allocable to
 common stockholders....       6,120    (13,734)    (11,486)
Loss per share..........          --    $ (1.25)    $ (0.94)

  The pro forma results have been prepared for comparative purposes only and include adjustments for increased costs of sales as a result of the step-up to fair value in the basis of the inventory acquired, increased interest expense on acquisition debt, and adjustments to depreciation based on the fair market value of the property, plant and equipment acquired. This pro forma financial information is not necessarily indicative of the results of operations that would have occurred had the transactions been effected on the assumed dates.

3.INVENTORIES

  Inventories consist of the following (in thousands):

                                                                  JUNE 30,
                                                              -----------------
                                                                1996     1997
                                                              -------- --------
Bulk wine.................................................... $114,882 $ 89,890
Cased goods and retail.......................................   77,867  104,485
Crop costs and supplies......................................   15,320   19,722
                                                              -------- --------
                                                              $208,069 $214,097
                                                              ======== ========

                     BERINGER WINE ESTATES HOLDINGS, INC.

  Included in inventories at June 30, 1996 and 1997 is $76,199,000 and $47,468,000, respectively, of step-up remaining from the acquisitions (Notes 2 and 14). During the six month period ended June 30, 1996 and the year ended June 30, 1997, inventories at their respective acquisition dates that had absorbed $32,131,000 and $43,308,000, respectively, of step-up were sold and recorded in cost of goods sold.

4.PROPERTY, PLANT AND EQUIPMENT

  The cost and accumulated depreciation of property, plant and equipment consist of the following (in thousands):

                                                                 JUNE 30,
                                                             ------------------
                                                               1996      1997
                                                             --------  --------
Land........................................................ $ 58,736  $ 66,562
Vineyards...................................................   37,517    56,462
Machinery and equipment.....................................   47,138    51,920
Buildings...................................................   25,809    27,856
Leasehold improvements......................................    7,455     7,676
Furniture and fixtures......................................    1,491     1,668
Vineyards under development.................................    7,168    10,648
Construction in progress....................................    1,466     2,783
                                                             --------  --------
                                                              186,780   225,575
Less accumulated depreciation...............................   (4,260)  (13,197)
                                                             --------  --------
                                                             $182,520  $212,378
                                                             ========  ========

  Included in fixed assets are $1,081,000, $636,000, $603,000 and $306,000 of interest capitalized for the years ended June 30, 1995 and 1997, and for the six months ended December 31, 1995 and June 30, 1996, respectively. All property, plant and equipment is pledged as collateral for amounts owing under the Credit Agreement and Notes Agreement (Note 6).

5.OTHER ASSETS

  Other assets consist of the following (in thousands):

                                                                   JUNE 30,
                                                                 --------------
                                                                  1996    1997
                                                                 ------  ------
Loan fees....................................................... $4,844  $5,240
Prepaid lease costs and other...................................    839   2,579
                                                                 ------  ------
                                                                  5,683   7,819
Less accumulated amortization...................................   (249)   (742)
                                                                 ------  ------
                                                                 $5,434  $7,077
                                                                 ======  ======

6.LONG-TERM DEBT AND LINE OF CREDIT AGREEMENT

  In connection with the acquisition of the Company in January 1996, the Company entered into a Credit Agreement with several financial institutions and sold senior subordinated notes (Notes Agreement) to certain investors. In connection with the sale of the senior subordinated notes, the investors also received 308,294 and 123,318 Class A and Class B Stock Warrants, respectively (Note 11).

  The Credit Agreement provides for a senior secured credit facility consisting of a term loan with two separate tranches and a secured revolving line of credit for working capital advances and standby

                     BERINGER WINE ESTATES HOLDINGS, INC.

letters of credit. The line of credit expires on January 16, 2001 and has a maximum credit available of $150,000,000. The maximum credit available will be reduced if the value or amount of certain assets of the Company which determine the borrowing base for the line of credit fall below specified levels. The maximum credit available will also be reduced to the extent of any outstanding amounts due to growers. At June 30, 1996 and 1997, the Company had drawn $86,000,000 and $104,000,000 on the credit line. Also, at June 30, 1997, the Company had an outstanding letter of credit related to a vineyard lease for $3,500,000. Unused availability under the credit line was therefore $42,500,000 at June 30, 1997. Interest under the credit line, which is payable quarterly, accrues at a rate determined under various bank interest programs (7.94% to 8.69% at June 30, 1997). The Company may, at its option, elect to convert all or any portion of outstanding indebtedness under the line of credit to a fixed interest rate. The Company must pay a quarterly commitment fee equal to 0.50% per annum of the average daily amount by which the maximum credit available exceeds the outstanding balance on the credit line.

  Long-term debt consists of the following (in thousands):

                                                             JUNE 30,
                                                        ---------------------
                                                          1996        1997
                                                        ---------   ---------
Term loan, Tranche B; secured by all properties;
 interest rates determined under various bank interest
 programs (7.61% to 8.38% at June 30, 1997); interest
 payable quarterly; principal payable quarterly
 commencing April 1, 1997; due July 16, 2005...........  $150,000    $161,684
Term loan, Tranche A; secured by all properties;
 interest rates determined under various bank interest
 programs (7.41% to 8.32% at June 30, 1997); interest
 payable quarterly; principal payable quarterly
 commencing April 1, 1999; due July 16, 2005...........    20,000      20,000
Senior subordinated notes, less unamortized original
 issue discount of $1,756,000 and $1,572,000 at June
 30, 1996 and 1997, respectively; secured by all
 properties; subordinated to both term loans and
 amounts outstanding under the line of credit; interest
 at 12.50%; interest payable quarterly; due January 10,
 2006..................................................    33,244      33,428
                                                        ---------   ---------
                                                          203,244     215,112
Less current portion...................................      (816)     (3,714)
                                                        ---------   ---------
                                                         $202,428    $211,398
                                                        =========   =========

  Aggregate annual maturities of long-term debt at June 30, 1997 are as follows (in thousands):

YEAR ENDING
JUNE 30,
- -----------
1998.................................................................. $  3,714
1999..................................................................    4,155
2000..................................................................    4,926
2001..................................................................    5,330
2002..................................................................    5,766
Thereafter............................................................  192,793
                                                                       --------
                                                                        216,684
Less unamortized original issue discount..............................   (1,572)
                                                                       --------
                                                                       $215,112
                                                                       ========

                     BERINGER WINE ESTATES HOLDINGS, INC.

  The terms of the Credit Agreement and the Notes Agreement contain, among other provisions, requirements for maintaining certain working capital and other financial ratios, and limit the Company's ability to pay dividends, merge, alter the existing capital structure, incur indebtedness and acquire or sell assets. The Credit Agreement contains provisions requiring prepayment of a portion of the outstanding principal balance based on certain defined excess cash flow calculations. The bank has waived this provision as it relates to the June 30, 1996 and 1997 calculations.

  Prior to January 16, 2000, the Company may at its option redeem the Senior Subordinated Notes (Notes), in whole or in part, at a redemption price equal to the sum of the aggregate principal amount of the Notes being redeemed plus accrued and unpaid interest to the date of redemption, plus a penalty equal to the present value of the originally scheduled principal and related interest thereon, through the original maturity date, in excess of the amount of principal being redeemed. Between January 16, 2000 and 2005, the Company may at its option redeem the Notes, in whole or in part, at a redemption price equal to the sum of the aggregate principal amount of the Notes being redeemed multiplied by a redemption price factor which declines from 106.9% at January 16, 2000 to 100.0% at January 16, 2005, plus accrued and unpaid interest to the date of redemption. Additionally, within thirty days after the closing of an initial public offering, the Company at its option may redeem up to 50% of the outstanding Notes at a redemption price equal to the sum of the aggregate principal amount of the Notes being redeemed multiplied by a redemption price factor which declines from 110% to 107% from January 16, 1996 to 2000, plus accrued and unpaid interest to the date of redemption.

7.EMPLOYEE BENEFIT PLANS

  Through December 31, 1995, the Company participated in Nestle's defined benefit pension plan and 401(k) savings plan. Costs (charged by Nestle) relating to participation in the defined benefit pension plan totaled $543,000 and $271,000 for the year ended June 30, 1995 and the six months ended December 31, 1995. Contributions by the Company for the year ended June 30, 1995 and the six months ended December 31, 1995 to the 401(k) savings plan totaled $338,000 and $175,000, respectively. These plans were terminated on January 1, 1996 in connection with the acquisition of the Company (Note 2).

  On January 1, 1996, the Company established a new 401(k) savings plan which covers substantially all employees of the Company. Under this plan, employees can elect to contribute up to 15% (subject to certain limits prescribed by tax law) of their annual pay to the plan. The Company makes a matching contribution of $.50 for every dollar the employees contribute to the plan up to 6% of the employee's pay. The Company may also make an annual contribution to the plan solely at the discretion of the Board of Directors of the Company. Employees are immediately 100% vested in the Company's matching contributions and vest ratably over four service years in any discretionary contributions made by the Company. Contributions by the Company for the six months ended June 30, 1996 and for the year ended June 30, 1997 totaled $616,000 and $910,000, respectively, including discretionary contributions of $384,000 and $500,000, respectively.

8.INCOME TAXES

  The Company has recorded its provision for income taxes and deferred tax balances as if it were a stand alone entity for the year ended June 30, 1995 and the six months ended December 31, 1995. Prior to the sale of the Company on January 1, 1996, the Company's accounts were included with Nestle for tax filing purposes. Accordingly, the Company's current income taxes at June 30, 1995 and December 31, 1995 are payable to Nestle. Nestle has indemnified the Company for any future liabilities arising from prior year tax returns.

                     BERINGER WINE ESTATES HOLDINGS, INC.

  The provision (benefit) for income taxes consists of the following (in thousands):

                           YEAR ENDED   SIX MONTHS ENDED  SIX MONTHS ENDED  YEAR ENDED
                          JUNE 30, 1995 DECEMBER 31, 1995  JUNE 30, 1996   JUNE 30, 1997
                          ------------- ----------------- ---------------- -------------
Current provision:
 Federal................     $ 9,223         $4,269           $   741         $ 6,617
 State..................       2,624          1,144               196           1,903
                             -------         ------           -------         -------
                              11,847          5,413               937           8,520
                             -------         ------           -------         -------
Deferred provision (ben-
 efit):
 Federal................       1,134            657            (6,936)        (12,100)
 State..................         388            311            (1,994)         (3,496)
                             -------         ------           -------         -------
                               1,522            968            (8,930)        (15,596)
                             -------         ------           -------         -------
                             $13,369         $6,381           $(7,993)        $(7,076)
                             =======         ======           =======         =======

  Income tax provision (benefit) differs from the amount computed by multiplying the statutory federal income tax rate times income (loss) before income taxes, due to the following:

                                                                 SIX
                                           YEAR    SIX MONTHS   MONTHS    YEAR
                                          ENDED      ENDED      ENDED    ENDED
                                         JUNE 30, DECEMBER 31, JUNE 30, JUNE 30,
                                           1995       1995       1996     1997
                                         -------- ------------ -------- --------
Federal statutory tax (benefit) rate...   35.0%      35.0%      (35.0%)  (35.0%)
State income taxes, net of federal ben-
 efit..................................    6.7%       6.3%       (6.7%)   (8.3%)
Amortization of tax basis goodwill.....      --         --       (5.3%)  (14.7%)
Amortization of book basis goodwill....    2.2%       2.3%          --       --
Other..................................    0.5%       0.5%        0.9%     1.5%
                                          -----      -----      ------   ------
                                          44.4%      44.1%      (46.1%)  (56.5%)
                                          =====      =====      ======   ======

  The approximate effect of temporary differences that give rise to deferred tax balances are as follows (in thousands):

                                                                 JUNE 30,
                                                             ------------------
                                                               1996      1997
                                                             --------  --------
Gross deferred tax assets
 Liabilities and accruals................................... $    560  $  4,338
 State taxes................................................       69       150
                                                             --------  --------
                                                                  629     4,488
                                                             --------  --------
Gross deferred tax liabilities
 Property, plant and equipment..............................  (32,189)  (29,368)
 Inventories................................................  (14,371)   (8,592)
                                                             --------  --------
                                                              (46,560)  (37,960)
                                                             --------  --------
Net deferred tax liabilities................................ $(45,931) $(33,472)
                                                             ========  ========

                     BERINGER WINE ESTATES HOLDINGS, INC.

9.REDEEMABLE PREFERRED STOCK

  The Company has authorized 2,000,000 shares of Series A Preferred Stock (Preferred Stock) with a par value of $0.0001 per share. The Preferred Stock is non-voting and senior to all other classes and series of the Company's stock. The Preferred Stock has a semi-annual dividend rate per share of 7% of the liquidation value of $100 per share. Dividends are cumulative and are accrued and payable semi-annually from the date of issuance. All dividends on the Preferred Stock are paid in additional shares of Preferred Stock for the first ten payment dates. Thereafter, dividends shall be paid in cash to the extent they do not cause an event of default under the Company's credit agreements. The liquidation value of the Preferred Stock, in the event of an involuntary conversion, is equal to the previously stated liquidation value of $100 per share.

  In January and September 1996, the Company issued 300,000 shares and 3,548 shares, respectively, of Preferred Stock, resulting in net proceeds to the Company of $27,049,000 and $318,000, respectively. During the period ended June 30, 1996 and the year ending June 30, 1997 dividends to be paid in additional shares of Preferred Stock amounting to 19,389 and 46,703 shares were accrued.

  The Company may, at its option, redeem the Preferred Stock, in whole or in part, at a redemption price per share equal to the liquidation value of $100 per share plus accrued and unpaid dividends to the date of redemption. The Company is required to redeem all outstanding Preferred Stock in January 2008 at a price per share equal to the liquidation value of $100 per share plus accrued and unpaid dividends to the date of redemption.

10.COMMON STOCK AND OTHER STOCKHOLDERS' EQUITY

  The Company has authorized 2,000,000 shares of Class A Common Stock, par value $0.0001 per share, and 38,000,000 shares of Class B Common Stock, par value $0.0001 per share. Each share of Class A Common Stock is entitled to twenty votes and each share of Class B Common Stock is entitled to one vote on all matters submitted to a vote of the stockholders of the Company. Generally, all matters to be voted upon by stockholders must be approved by a majority of the votes entitled to be cast by all shares of Class A Common Stock and Class B Common Stock, voting together as a single class. Holders of Class A Common Stock and Class B Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors, subject to preferences applicable to any then outstanding preferred stock. In the event of liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock (Note 9).

  The Class A Common Stock is convertible at the option of the holder, on a one-for-one basis, into shares of Class B Common Stock. Additionally, in the event the Company completes a public offering of not less than $50,000,000 and is listed on a nationally recognized stock exchange, and upon the approval of a majority of the shares of Class A Common Stock, the Class A stockholders can be required to convert their shares into shares of Class B Common Stock on a one-for-one basis.

  In January 1996, the Company issued 938,000 shares and 9,058,590 shares, respectively, of Class A Common Stock and Class B Common Stock, resulting in net proceeds to the Company of $49,692,000, net of notes receivable from stockholders of $340,000. In March 1996, the Company issued 945,000 shares of Class B Common Stock, resulting in net proceeds to the Company of

                     BERINGER WINE ESTATES HOLDINGS, INC.

$4,725,000. In September 1996, the Company issued 11,980 shares and 224,380 shares, respectively, of Class A Common Stock and Class B Common Stock, resulting in net proceeds to the Company of $825,000, net of notes receivable from stockholders of $356,000. In March 1997, the Company issued 833,334 shares of Class B Common Stock, resulting in net proceeds to the Company of $4,955,000, net of notes receivable from stockholders of $46,000.

  In lieu of cash compensation, the Company has also issued 6,000 and 18,908 shares of Class B Common Stock to Directors for the six month period ended June 30, 1996 and the year ended June 30, 1997, respectively.

  Notes receivable from stockholders, who are also employees of the Company, bear interest at the prime rate (8.25% and 8.50% at June 30, 1996 and 1997, respectively), are due ten years from their date of issuance, and are secured by the underlying security. The notes become due upon termination of the holders' employment or upon sale of the underlying security.

11.STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS

  The Company has a stock option plan and two option agreements and is in the process of formalizing an employee stock purchase plan that are described below. The Company applies APB 25 and related Interpretations in accounting for its plans. No compensation cost has been recognized for its stock option plans because grants have been made at exercise prices at or above estimated fair market value of the common stock.

  The fair value of the common stock on the date of grant for 1,264,000 of the 1,434,000 total options granted under its stock option plan and option agreements approximated $5-$6 per share, which was determined based on the approximate purchase value for the Company on January 1, 1996 (Note 2). The remaining options were granted at exercise prices ranging from $6 to $30 per share. Had the minimum value of the options been calculated in accordance with FAS 123, net loss allocable to common stockholders would have been $11,786,000 and $10,594,000, respectively, and loss per share would have been $(1.07) and $(0.87), respectively, for the period ended June 30, 1996 and the period ended June 30, 1997.

  For purposes of calculating compensation cost under FAS 123, the minimum fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 1996 and 1997, respectively: dividend yield of 0% for all years; expected volatility of 0% for all years; risk-free interest rates of 5.56% and 6.66%; and, expected lives of three to seven years for all years.

STOCK OPTION PLANS

  The Company has one option plan and two option agreements: the 1996 Stock Option Plan, the MAR Stock Option Agreement and the Silverado Stock Option Agreement. Each was approved in 1996.

  Under the 1996 Stock Option Plan, the Company is authorized to grant both incentive and non-qualified stock options for up to 705,604 shares of Class B Common Stock. Options vest over five years and expire after ten years from the date of grant. The vested portion of each option may only be exercised during the one-month period from December 15 of the applicable calendar year through January 15 of the next calendar year. The Company has granted 676,446 stock options under this plan at June 30, 1997.

                     BERINGER WINE ESTATES HOLDINGS, INC.

  Under the MAR Stock Option Agreement, the Company is authorized to grant stock options for up to 60,000 shares of Class B Common Stock. Each option is immediately vested from the date of grant and no option will be exercisable after ten years from the date of grant. The Company has granted 60,000 stock options under this agreement at June 30, 1997. In August 1997, all 60,000 of the outstanding stock options were exercised.

  Under the Silverado Stock Option Agreement, the Company is authorized to grant both incentive and non-qualified stock options for up to 697,980 shares of Class B Common Stock. Each option is immediately vested from the date of grant and will expire after ten years from the date of grant. Each option may only be exercised during the one-month period from December 15 of the applicable calendar year through January 15 of the next calendar year. The Company has granted 697,980 stock options under this agreement at June 30, 1997.

  Information regarding these option plans for the fiscal years 1996 and 1997 is as follows:

                                              OPTION SHARES OUTSTANDING
                                      ------------------------------------------
                                                            WEIGHTED
                                        SHARES              AVERAGE
                                      AVAILABLE    OPTIONS  EXERCISE   OPTIONS
                                      FOR GRANT    GRANTED   PRICE   EXERCISABLE
                                      ----------  --------- -------- -----------
Balance at January 1, 1996...........        --         --                 --
Options authorized...................  1,263,584        --
Options granted...................... (1,203,584) 1,203,584  $5.58
                                      ----------  ---------
Balance at June 30, 1996.............     60,000  1,203,584  $5.58     697,980
Options authorized...................    200,000
Options granted......................   (230,842)   230,842  $9.71
                                      ----------  ---------
Balance at June 30, 1997.............     29,158  1,434,426  $6.25     875,134
                                      ==========  =========

  The weighted average exercise price of options exercisable at June 30, 1996 and 1997 was $6.00, and $5.80 per share, respectively. Since inception of the option plans, through June 30, 1997, no options have been exercised or forfeited or have expired. At June 30, 1997, a total of approximately 1,463,584 shares of Class B Common Stock have been reserved for issuance under the Company's stock option plans.

  The following table summarizes information about options outstanding at June 30, 1997:

                        OPTIONS OUTSTANDING        OPTIONS EXERCISABLE
                 --------------------------------- --------------------
                               WEIGHTED
                               AVERAGE    WEIGHTED             WEIGHTED
      RANGE OF                REMAINING   AVERAGE              AVERAGE
      EXERCISE     NUMBER    CONTRACTURAL EXERCISE   NUMBER    EXERCISE
       PRICE     OUTSTANDING LIFE (YEARS)  PRICE   EXERCISABLE  PRICE
      --------   ----------- ------------ -------- ----------- --------
      $5-$6       1,394,426      8.7       $ 5.35    875,134    $5.80
       $30           40,000      9.9       $30.00        --
                  ---------                          -------
                  1,434,426                          875,134
                  =========                          =======

  Pending approval by the stockholders, the Company has adopted the 1998 Stock Option Plan and has reserved 200,000 shares of Class B Common Stock for issuance thereunder. The plan provides the Board of Directors the authorization to grant both incentive and non-qualified stock options to

                     BERINGER WINE ESTATES HOLDINGS, INC.

selected employees at an exercise price not less than 100% of the fair market value on the date of grant. The options will vest over a period determined on the date of grant and will expire after ten years from the date of grant.

STOCK WARRANTS

  In connection with the sale of the senior subordinated notes (Note 6), the Company issued 308,294 and 123,318, respectively, of detachable Series A and Series B Stock Warrants to the senior subordinated note holders. The warrants were allocated an imputed fair value of $1,848,000 on the date of issuance, resulting in a discount in face amount of the senior subordinated notes, using the Black--Scholes Option pricing model with the following weighted average assumptions: dividend yield of 0%; expected volatility of 45%; risk free interest rate of 5.23%; and an expected life of 10 years. Each Series A and Series B Stock Warrant provides the holder the right to purchase one share of Class B Common Stock in exchange for one Series A or Series B Stock Warrant plus one cent. The Series A and Series B Stock Warrants are exercisable at any time through January 2006, with the right to exercise terminating in the event the Company completes a public offering of not less than $50,000,000 and is listed on a nationally recognized stock exchange.

EMPLOYEE STOCK PURCHASE PLAN

  Pending approval by the stockholders, the Company has adopted the 1997 Employee Stock Purchase Plan (ESPP) and has reserved 200,000 shares of Class B Common Stock for issuance under the ESPP. The ESPP allows eligible employees the right to purchase Class B Common Stock at the lower of 85% of the fair value on the date the Company grants the right to purchase or 85% of the fair value on the date of purchase. Employees, through payroll deductions of no more than 15% of their base compensation, subject to certain other limits, may exercise their rights to purchase for the period specified in the related offering. All expenses incurred in connection with the implementation and administration of the ESPP will be paid by the Company.

12.RELATED PARTY TRANSACTIONS

  The Company regularly enters into transactions with related parties on terms which management believes are similar to like transactions with third parties.

  The Company recorded rent expense of $768,000, $948,000, $384,000 and $384,000 for the years ended June 30, 1995 and 1997, and for the six months ended December 31, 1995 and June 30, 1996, respectively, related to the lease of warehouse space from a partnership consisting of directors and employees of the Company.

  Minimum rental payments under this non-cancelable operating lease at June 30, 1997 are as follows (in thousands):

YEAR ENDING JUNE 30,
- --------------------
1998..................................................................... $  948
1999.....................................................................    948
2000.....................................................................    948
2001.....................................................................    948
2002.....................................................................  1,152
Thereafter...............................................................  4,608
                                                                          ------
                                                                          $9,552
                                                                          ======

                     BERINGER WINE ESTATES HOLDINGS, INC.

  The Company had a note receivable due upon demand from Pressoir Deutz totaling $930,000 at June 30, 1996, bearing interest at 9%. By mutual agreement, the amount was offset against the Company's trade payable to Pressoir Deutz for purchased sparkling wine during fiscal 1997.

  During the years ended June 30, 1995 and 1997, and for the six months ended December 31, 1995 and June 30, 1996, the Company purchased sparkling wine from Pressoir Deutz totaling $1,271,000, $2,563,000, $1,137,000 and $458,000, respectively. The amount due to Pressoir Deutz for these purchases at June 30, 1996 totaled $240,800 and is included in accounts payable-trade in the consolidated balance sheets. No amount was due at June 30, 1997.

  During the years ended June 30, 1995 and 1997, and for the six months ended December 31, 1995 and June 30, 1996, the Company incurred fees for cork processing to Calcork totaling $298,000, $466,000, $169,000 and $88,000, respectively. No amounts are due to Calcork at June 30, 1996 and 1997 for these services.

  During its ownership, Nestle provided management, legal, tax and other services to its subsidiaries. These services were allocated by Nestle to its subsidiaries, including Beringer Wine Estates Company, based on estimated annual usage. Management believes that the basis of allocation was reasonable and does not believe that expenses that would have been incurred on a stand-alone basis would be materially different from the allocated amount. These expenses are included in general and administrative expense and totaled $1,934,000 and $950,000 for the year ended June 30, 1995 and the six months ended December 31, 1995, respectively.

  In addition to the aforementioned services, the Company also regularly borrowed monies from Nestle for capital and operating requirements. The amount due Nestle at December 31, 1995 totaled $95,762,000, bearing interest at 7% per annum, and was due upon demand. This amount was repaid as part of the purchase price paid to Nestle. At June 30, 1996, there was $4,024,000 of purchase price remaining outstanding which was paid in August 1996.

13.COMMITMENTS AND CONTINGENCIES

  In addition to the related party leases disclosed in Note 11, the Company leases some of its office space, warehousing facilities, vineyards and equipment under non-cancelable and month-to-month operating leases. Certain of these leases have options to renew. Rental cost under these operating leases amounted to $5,862,000, $9,578,000, $3,434,000 and $4,111,000, respectively, for the years ended June 30, 1995 and 1997, and for the six months ended December 31, 1995 and June 30, 1996. Minimum rental payments under non-cancelable operating leases at June 30, 1997 are as follows (in thousands):

YEAR ENDING JUNE 30,
- --------------------
1998.................................................................... $ 7,929
1999....................................................................   7,396
2000....................................................................   7,370
2001....................................................................   7,400
2002....................................................................   6,491
Thereafter..............................................................  21,119
                                                                         -------
                                                                         $57,705
                                                                         =======

                     BERINGER WINE ESTATES HOLDINGS, INC.

  The Company has contracted with various growers and certain wineries to supply a significant portion of its future grape requirements and a portion of its future bulk wine requirements. While most of these contracts call for prices to be determined by market conditions, several contracts provide for minimum grape purchase prices.

  The Company is subject to litigation in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate outcome of existing litigation will not have a material adverse effect on the Company's consolidated financial condition, results of operations, or cash flows.

14.SUPPLEMENTAL CASH FLOW INFORMATION

  Cash payments for income taxes were $4,516,000, $9,287,000, $2,297,000 and $45,000 for the years ended June 30, 1995 and 1997, and for the six months ended December 31, 1995 and June 30, 1996, respectively. Cash payments for interest, net of amounts capitalized, were $4,322,000, $24,128,000, $3,421,000 and $7,160,000 for the years ended June 30, 1995 and 1997, and for the six months ended December 31, 1995 and June 30, 1996, respectively.

  During the year ended June 30, 1997, the Company and Pressoir Deutz agreed to offset the remaining balance ($930,000) of the note receivable from Pressoir Deutz against the Company's payable to Pressoir Deutz for purchased sparkling wine (Note 11). During the six months ended June 30, 1996, in connection with the acquisition (Note 2), the Company extinguished a liability for acquisition costs of $3,500,000 through the issuance of shares of common stock. The Company declared a dividend of $5,000,000 to Nestle during the six months ended December 31, 1995. The dividend was added to the amount due to Nestle. During the year ended June 30, 1995, the Company and Nestle agreed to reclassify a note payable to it totalling $693,000 to additional paid-in-capital.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters for whom Goldman, Sachs & Co., Donaldson, Lufkin & Jenrette Securities Corporation, Hambrecht & Quist LLC and Smith Barney Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company, the respective number of shares of Class B Common Stock set forth opposite its name below:

                                                                     NUMBER OF
                                                                     SHARES OF
                                                                      CLASS B
   UNDERWRITER                                                      COMMON STOCK
   -----------                                                      ------------
   Goldman, Sachs & Co. ...........................................
   Donaldson, Lufkin & Jenrette Securities Corporation.............
   Hambrecht & Quist LLC...........................................
   Smith Barney Inc. ..............................................
                                                                     ---------
     Total.........................................................  3,400,000
                                                                     =========

  Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered through them hereby, if any are taken.

  The U.S. Underwriters propose to offer such shares of Class B Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers
at such price less a concession of $    per share. The U.S. Underwriters may
allow, and such dealers may reallow, a concession not in excess of $    per
share to certain brokers and dealers. After the shares of Class B Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

  The Company has entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters") providing for the concurrent offer and sale of 850,000 shares of Class B Common Stock in an international offering outside the United States. The initial public offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the international offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, Donaldson, Lufkin & Jenrette International, Hambrecht & Quist LLC and Smith Barney Inc.

  Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares of Class B Common Stock offered by them as part of the U.S. offering and subject to certain exceptions, it will offer, sell or deliver the shares of Class B Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction

(the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph, (i) any individual who is a resident of the United States or (ii) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Class B Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

  Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Class B Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

  The Company has granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 336,000 additional shares of Class B Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 3,400,000 shares of Class B Common Stock offered by the U.S. Underwriters to the public hereby. The Company has granted the International Underwriters a similar option to purchase up to an aggregate of 84,000 additional shares of Class B Common Stock.

  The Company and certain stockholders who own in the aggregate 1,529,970 shares of Class A Common Stock and 11,697,837 shares of Class B Common Stock have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any shares of Class A or Class B Common Stock or other securities of the Company which are substantially similar to the shares of Class A or Class B Common Stock or securities which are convertible or exchangeable into Class A or Class B Common Stock or securities which are substantially similar to the shares of Class A or Class B Common Stock without the prior written consent of the Representatives, except for the shares of Class B Common Stock offered in connection with the concurrent U.S. and international offerings.

  In addition to the 4,250,000 shares of Class B Common Stock offered by the U.S. and International Underwriters to the public, the Company is hereby offering 600,000 shares of Class B Common Stock directly to holders of the Series A Preferred Stock. The Underwriters will not participate in, or receive any discount or commission on, any sale of such shares being sold by the Company directly to such holders. The closing of the U.S. and international offerings through the Underwriters is conditioned upon the closing of the Company's direct offering of such 600,000 shares.

  The Representatives have informed the Company that they do not expect sales to accounts over which the Underwriters have discretionary authority to exceed five percent of the total number of shares of Class B Common Stock offered by them.

  Prior to this offering, there has been no public market for the shares of Class B Common Stock. The initial public offering price will be negotiated among the Company, the Representatives and the representatives of the International Underwriters. Among the factors to be considered in determining the initial public offering price of the Class B Common Stock, in addition to prevailing market conditions, are the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

  Application has been made for quotation of the Class B Common Stock on the Nasdaq National Market under the symbol "BERW".

  The Company has agreed to indemnify the several Underwriters against certain liabilities including liabilities under the Securities Act of 1993.

  In connection with this offering, the Underwriters may purchase and sell shares of Class B Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with this offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Class B Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Class B Common Stock than they are required to purchase from the Company in this offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the shares of Class B Common Stock sold in this offering may be reclaimed by the syndicate if such shares are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Class B Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

  Certain of the Underwriters have provided from time to time, and expect to provide in the future, investment banking services to the Company and its affiliates, for which such Underwriters have received and will receive customary fees and commissions.

  This Prospectus may be used by Underwriters and dealers in connection with offers and sales of the Class B Common Stock, including shares initially sold in the international offering to persons located in the United States.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFOR-MATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    9
The Company...............................................................   15
Dividend Policy...........................................................   17
Use of Proceeds...........................................................   18
Capitalization............................................................   18
Dilution..................................................................   19
Selected Consolidated Financial Data......................................   20
Supplemental Consolidated Financial Data..................................   21
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   22
Business..................................................................   32
Management................................................................   46
Certain Transactions......................................................   51
Principal Stockholders....................................................   54
Description of Capital Stock..............................................   56
Description of Credit Agreement...........................................   60
Shares Eligible for Future Sale...........................................   61
Legal Matters.............................................................   63
Experts...................................................................   63
Additional Information....................................................   63
Index to Consolidated Financial Statements................................  F-1
Underwriting .............................................................  U-1

                                ---------------

  UNTIL    , 1997 (THE 25TH DAY AFTER THE DATE OF THIS PROSPECTUS), ALL DEAL-
ERS EFFECTING TRANSACTIONS IN THE CLASS B COMMON STOCK, WHETHER OR NOT PARTIC-IPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS OR WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               4,850,000 SHARES

                                 BERINGER WINE
                            ESTATES HOLDINGS, INC.

                             CLASS B COMMON STOCK
                         (PAR VALUE $.0001 PER SHARE)

                                --------------

                                    [LOGO]

                                --------------

                             GOLDMAN, SACHS & CO.

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                               HAMBRECHT & QUIST

                               SMITH BARNEY INC.

                      REPRESENTATIVES OF THE UNDERWRITERS

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq Stock Market listing fee.

                                                                     PAYABLE BY
                                                                     REGISTRANT
                                                                     ----------
   SEC registration fee............................................. $   36,730
   National Association of Securities Dealers, Inc. filing fee......     12,621
   Nasdaq Stock Market listing fee..................................     50,000
   Blue Sky fees and expenses.......................................      5,000
   Accounting fees and expenses.....................................    400,000
   Legal fees and expenses..........................................    350,000
   Printing and engraving expenses..................................    200,000
   Registrar and Transfer Agent's fees..............................     15,000
   Miscellaneous fees and expenses..................................     24,393
                                                                     ----------
     Total ......................................................... $1,100,000
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). Article VII of the Registrant's Restated Certificate of Incorporation (Exhibit 3.(i)1 hereto) and
Article V of the Registrant's Bylaws (Exhibit 3.(ii)2 hereto) provide for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant has also entered into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

  The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Registrant, its directors and officers, and by the Registrant of the Underwriters, for certain liabilities, including liabilities arising under the Act, and affords certain rights of contribution with respect thereto.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  Since May 1995, the Registrant has sold and issued the following unregistered securities (share numbers and dollar amounts do not reflect the two-for-one split to be effected in connection with this offering):

  (a) In May 1995, the Registrant sold 5,000 shares of Common Stock to accredited investors for an aggregate consideration of $5,000 in cancellation of indebtedness. The Registrant relied on the exemption provided by Rule 506 under Regulation D and Section 4(2) of the Act. In December 1995, these shares were converted into an aggregate of 35,000 shares of Class A Common and 315,000 shares of Class B Common Stock in connection with the Acquisition.

  (b) In January 1996, the Registrant sold to accredited investors (i) 50,000 shares of Series A Preferred Stock at a price of $89.70 per share and 147,000 shares of Series A Preferred Stock at a price of $90.31 per share, (ii) 385,000 shares of Class A Common Stock at a price of $10.00 per share and 78,960 shares of Class A Common Stock at a price of $10.04 per share and (iii) 3,721,930 shares of Class B Common Stock at a price of $10.00 per share and 758,940 shares of Class B Common Stock at a price of $10.04 per share, for an aggregate consideration of $67,242,301. The Registrant relied on the exemption provided by Rule 506 under Regulation D and Section 4(2) of the Act.

  (c) In January 1996, the Registrant sold to certain employees (i) 3,000 shares of Series A Preferred Stock at a price of $90.31 per share, (ii) 5,040 shares of Class A Common Stock at a price of $10.04 per share and (iii) 48,443 of Class B Common Stock at a price of $10.04 per share, for an aggregate consideration of $807,850. The Registrant relied on the exemption provided for by Rule 701 under the Act and Section 4(2) of the Act.

  (d) In January 1996, the Registrant issued warrants to purchase 215,806 shares of Class B Common Stock to accredited investors at an exercise price of $.01, in partial consideration for such accredited investors' lending $35,000,000 to the Registrant in exchange for subordinated notes of equal value. The Registrant relied on the exemption provided by Rule 506 under Regulation D and Section 4(2) of the Act.

  (e) In January 1996, the Registrant sold an option to purchase 348,990 shares of Class B Common Stock, at an exercise price of $12.00 to accredited investors at a price of $.05 per share, for an aggregate consideration of $17,450. The Registrant relied on the exemption provided by Section 4(2) of the Act.

  (f) In March 1996, the Registrant sold a total of 472,500 shares of Class B Common Stock to accredited investors at a price of $10.00 per share, for an aggregate consideration of $4,725,000. The Registrant relied on the exemption provided by Rule 506 under Regulation D and Section 4(2) of the Act.

  (g) In September 1996, the Registrant sold to certain employees (i) 3,548 shares of Series A Preferred Stock at a price of $89.70 per share, (ii) 5,990 shares of Class A Common Stock at a price of $10.00 per share and (iii) 112,190 shares of Class B Common Stock at a price of $10.00 per share, for an aggregate consideration of $1,500,000. The Registrant relied on the exemption provided for by Rule 701 under the Act and Section 4(2) of the Act.

  (h) In February 1997, the Registrant sold 389,717 shares of Class B Common Stock to accredited investors at a price of $12.00 per share, for an aggregate consideration of $4,676,604. The Registrant relied on the exemption provided by Rule 506 under Regulation D and Section 4(2) of the Act.

  (i) In February 1997, the Registrant sold 26,950 shares of Class B Common Stock to employees at a price of $12.00 per share, for an aggregate consideration of $323,400. The Registrant relied on the exemption provided for by Rule 701 under the Act and Section 4(2) of the Act.

  (j) On August 15, 1997, the Registrant issued 30,000 shares of Class B Common Stock pursuant to the exercise of an option granted to a consultant of the Company. The Company relied on the exemption provided for by Section 4(2) of the Act. The option was exercised at $10.00 per share for aggregate consideration of $300,000.

  The recipients of the above-described securities represented their intention to acquire the securities for investment only and not with a view to distribution thereof. Appropriate legends were affixed to the stock certificates and warrants issued in such transactions. All recipients had adequate access, through employment or other relationships, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) EXHIBITS

  EXHIBIT
  NUMBER                         DESCRIPTION OF DOCUMENT
  -------                        -----------------------
  1.1**    Form of Underwriting Agreement.
  2.1**    Stock Purchase Agreement by and among Nestle Holdings, Inc., NOTG
           Holdings, Inc., Silverado Partners Acquisition Corp. and TPG
           Partners, L.P., dated as of November 17, 1995, as amended on
           December 28, 1995.
  3.(i)1** Certificate of Incorporation.
  3.(i)2   Form of Certificate of Amendment of Restated Certificate of
           Incorporation to be filed prior to the effective date of this
           Registration Statement.
  3.(i)3   Form of Restated Certificate of Incorporation, to be filed upon the closing of the offering to which this Registration Statement relates.
  3.(ii)1  Bylaws of the Registrant.
  3.(ii)2* Proposed Amended and Restated Bylaws of the Registrant.
  4.1**    Form of Common Stock Certificate.
  5.1*     Legal opinion of Pillsbury Madison & Sutro LLP.
 10.1**    Registrant's 1996 Stock Option Plan ("1996 Stock Plan").
 10.2**    Form of Incentive Stock Option Agreement under the 1996 Stock Plan.
 10.3**    Form of Nonstatutory Stock Option Agreement under the 1996 Stock
           Plan.
 10.4**    Registrant's Employee Stock Purchase Plan.
 10.5**    Registrant's 1998 Stock Option Plan.
 10.6**    Form of Indemnity Agreement between the Registrant and its officers and directors.
 10.7**    Second Amended and Restated Credit Agreement between Beringer Wine
           Estates Company and Pacific Coast Farm Credit Services, ACA, as
           agent on behalf of several lenders, dated as of February 28, 1997.
 10.8**    Amended and Restated Stockholders Rights Agreement and Voting
           Agreement by and between the Registrant and certain holders of the
           Registrant's Common Stock, dated as of June 7, 1996.
 10.9      Wine Distributorship Agreement between Registrant and Southern Wine
           & Spirits of America, Inc. effective as of October 1, 1996, as amended.+
 10.10**   Grape, Juice and Wine Purchase Agreement between Delicato Vineyards and the Registrant dated December 31, 1996.+
 10.11**   Five Year Evergreen Contract for White Zinfandel Wine from Lodi between Registrant and Bronco Wine Company dated May 15, 1997, as revised June 3, 1997.+
 10.12*    Form of Silverado Option Agreement.
 11.1**    Statement Regarding Computation of Per Share Earnings.
 21.1**    Subsidiaries of the Registrant.
 23.1      Consent of Price Waterhouse LLP (included on page II-7 of this
           Registration Statement).
 23.2*     Consent of Pillsbury Madison & Sutro LLP (included in Exhibit 5.1).
 24.1**    Power of Attorney.
 27.1**    Financial Data Schedule.

- --------
+ Confidential Treatment requested with respect to certain portion of these agreements.

* To be filed by amendment.

** Previously filed.

  (B) FINANCIAL STATEMENT SCHEDULES

  Schedule II Valuation and Qualifying Accounts

  Schedules other than those referred to above have been omitted because they are not applicable or not required or because the information is included elsewhere in the Financial Statements or the notes thereto.

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) It will provide to the underwriters at the closing(s) specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Helena, State of California, on the 10th day of September, 1997.

                                          BERINGER WINE ESTATES HOLDINGS, INC.

                                                    /s/ Douglas W. Roberts

                                          By __________________________________

                                                  Douglas W. Roberts

                                              Vice President, General Counsel

                                                     and Secretary

                            POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Walter T. Klenz, Peter F. Scott and Douglas W. Roberts, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                NAME                             TITLE                    DATE
                ----                             -----                    ----

                 *                   President and Chief           September 10, 1997
____________________________________  Executive Officer
          Walter T. Klenz             (Principal Executive
                                      Officer) and Director

                 *                   Senior Vice President,        September 10, 1997
____________________________________  Finance and Operations and
           Peter F. Scott             Chief Financial Officer
                                      (Principal Financial
                                      Officer and Accounting
                                      Officer)

        /s/ James G. Coulter         Director                      September 10, 1997
____________________________________
          James G. Coulter

      /s/ William S. Price III       Director                      September 10, 1997
____________________________________
        William S. Price III


                NAME                             TITLE                    DATE
                ----                             -----                    ----

                 *                   Director                      September 10, 1997
____________________________________
           Richard Adams

                 *                   Director                      September 10, 1997
____________________________________
          David Bonderman

                 *                   Director                      September 10, 1997
____________________________________
        Randy Christofferson

                 *                   Director                      September 10, 1997
____________________________________
           Timm F. Crull

                 *                   Director                      September 10, 1997
____________________________________
         William A. Franke

                 *                   Director                      September 10, 1997
____________________________________
          E. Michael Moone

                 *                   Director                      September 10, 1997
____________________________________
            Jesse Rogers

                 *                   Director                      September 10, 1997
____________________________________
           George A. Vare

*By:  /s/ Douglas W. Roberts
         Douglas W. Roberts

                      CONSENT OF INDEPENDENT ACCOUNTANTS

  We hereby consent to the use in the Prospectus constituting part of Amendment No. 1 to this Registration Statement on Form S-1 (No. 333-34443) of our report dated August 15, 1997, except as to the stock split described in
Note 1 which is as of August 25, 1997, relating to the financial statements of Beringer Wine Estates Holding, Inc., which appears in such Prospectus. We also consent to the application of such report to the Financial Statement Schedules for the years ended June 30, 1995 and 1997 and the six month periods ended December 31, 1995 and June 30, 1996 listed under Item 16(b) of Amendment No. 1 to this Registration Statement when such schedules are read in conjunction with the financial statements referred to in our report. The audits referred to in such report also included these schedules. We also consent to the references to us under the headings "Experts" and "Selected Consolidated Financial Data" in such Prospectus. However, it should be noted that Price Waterhouse LLP has not prepared or certified such "Selected Consolidated Financial Data."

PRICE WATERHOUSE LLP

San Francisco, California

September 10, 1997

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                  BALANCE AT CHARGED TO            BALANCE AT
                                  BEGINNING  COSTS AND                END
                                   OF YEAR    EXPENSES  DEDUCTIONS  OF YEAR
                                  ---------- ---------- ---------- ----------
YEAR ENDED JUNE 30, 1995:
  Allowance for uncollectible ac-
   counts                            $176       $ 1       $  (2)      $175
PERIOD ENDED DECEMBER 31, 1995:
  Allowance for uncollectible ac-
   counts                             175       --           (1)       174
PERIOD ENDED JUNE 30, 1996:
  Allowance for uncollectible ac-
   counts                             174       --          --         174
YEAR ENDED JUNE 30, 1997:
  Allowance for uncollectible ac-
   counts                             174       210        (133)       251